02028998

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Resources Enterprise Ltd

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**FORMER NAME

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FILE NO. 82- 4177 FISCAL YEAR 12-31-01

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OICF/BY: dw

DATE : 5/14/02

CHINA RESOURCES ENTERPRISE, LIMITED
2001 ANNUAL REPORT



華潤

二零零一年年報
華潤創業有限公司

公司資料
Corporate Information

主席
寧高寧

Chairman
Ning Gaoning

副主席兼董事總經理
宋林

Deputy Chairman & Managing Director
Song Lin

副董事總經理
陳樹林
喬世波
閻飈
姜智宏

Deputy Managing Directors
Chen Shulin
Qiao Shibo
Yan Biao
Keung Chi Wang, Ralph

執行董事
劉百成
陳威武
王群
鍾義
鄺文謙

Executive Directors
Lau Pak Shing
Chan Wai Mo
Wang Qun
Zhong Yi
Kwong Man Him

非執行董事
蔣偉
謝勝喜

Non-Executive Directors
Jiang Wei
Xie Shengxi

獨立非執行董事
陳普芬
黃大寧
盧雲龍

Independent Non-Executive Directors
Chan Po Fun, Peter
Houang Tai Ninh
Loo Wun Loong, John

公司秘書
李業華

Company Secretary
Lee Yip Wah, Peter

核數師
德勤 • 關黃陳方會計師行

Auditors
Deloitte Touche Tohmatsu

股份過戶登記處
標準證券登記有限公司
香港中環干諾道111號
永安中心5樓

Share Registrars
Standard Registrars Limited
5/F Wing On Centre
111 Connaught Road Central, Hong Kong

註冊辦事處
香港灣仔港灣道26號
華潤大廈3908室

Registered Office
Room 3908, China Resources Building,
26 Harbour Road, Wanchai, Hong Kong



目錄
CONTENTS



財務概要
FINANCIAL HIGHLIGHTS

每股盈利
Earnings per share



(港幣元)
(HK$)
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.79
0.83
0.60
1999
2000
2001

股東權益
Shareholders' funds



(港幣千元)
(HK$'000)
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
10,971,363
10,759,447
11,987,385
1999
2000
2001

每股資產淨值：賬面值
Net assets per share: book value



(港幣元)
(HK$)
6
5
4
3
2
1
0
5.53
5.41
5.95
1999
2000
2001



截至二零零一年十二月三十日止年度
for the year ended 31st December 2001

		二零零一年 港幣千元 **2001** **HK$'000**	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
營業額	Turnover	**24,196,490**	16,810,248	12,902,299
經營溢利	Profit from operations	**2,021,801**	2,497,009	2,491,104
應佔聯營公司業績	Share of results of associates	**422,559**	611,698	490,493
股東應佔溢利	Profit attributable to shareholders	**1,204,807**	1,656,733	1,442,839
每股盈利(港幣)[1]	Earnings per share (HK$)[1]	**$0.60**	$0.83	$0.79
每股股息(港幣)	Dividend per share (HK$)	**$0.18**	$0.21	$0.15

		於二零零一年 十二月三十一日 港幣千元 **At 31 December** **2001** **HK$'000**	於二零零零年 十二月三十一日 港幣千元 At 31 December 2000 HK$'000	於一九九九年 十二月三十一日 港幣千元 At 31 December 1999 HK$'000
股東權益	Shareholders' funds	**11,987,385**	10,759,447	10,971,363
少數股東權益	Minority interests	**2,867,842**	2,889,160	3,905,492
綜合借款淨額	Consolidated net borrowings	**1,684,944**	–	–
每股資產淨值： 賬面值(港幣)	Net assets per share: book value (HK$)	**$5.95**	$5.41	$5.53
負債比率[2]	Gearing[2]	**11.34%**	N/A	N/A

附註：

1. *每股盈利乃將股東應佔溢利除以各期間已發行股份之加權平均數計算。*
2. *負債比率指借款淨額與股東權益及少數股東權益之比例。*
3. *除了如財務報告附註一(丙)及二(戊)所述關於商譽之會計處理外，過往年度之比較數字已經重列，以便符合本集團在截至二零零一年十二月三十一日止財政年度之會計政策。*

Notes:

1) *Earnings per share have been calculated by dividing the profit attributable to shareholders by weighted average number of shares in issue during the year.*

2) *Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.*

3) *Except for the accounting treatment of purchased goodwill as detailed in Note 1 (C) and 2 (E) to the financial statements, comparative figures in prior years have been restated to conform with the Group's accounting policies for the financial year ended 31st December, 2001.*

營業額及溢利分析表
ANALYSIS OF TURNOVER AND PROFIT

各項業務之營業額
Turnover by segment


10.6%
32.8%
2.5%
16.7%
1.2%
20.3%
5.0%
10.9%

2000


9.9%
2.0%
4.1%
0.4%
23.6%
16.6%
2.7%
40.7%

2001

各項業務之股東應佔溢利(扣除公司總部利息及費用前)
Profit attributable to shareholders by segment (before net corporate interest and expenses)


5.0%
17.5%
14.3%
1.4%
11.5%
1.9%
26.6%
21.8%

2000


4.4%
21.8%
28.3%
14.9%
16.3%
2.0%
2.2%
10.1%

2001

飲品 *Beverage*
收租物業 *Rental Properties*
物業發展 *Property Development*
投資及其他業務 *Investments and Others*
食品加工及經銷 *Food Processing and Distribution*
石油及化學品經銷 *Petroleum and Chemical Distribution*
建築物料 *Building Materials*
零售 *Retail*



截至二零零一年十二月三十日止年度
for the year ended 31st December 2001

		二零零一年 港幣千元 **2001** **HK$'000**	二零零零年 港幣千元 2000 HK$'000
各項業務之營業額	**Turnover by segment**		
物業發展	Property Development	**999,173**	2,824,980
收租物業	Rental Properties	**479,783**	421,901
飲品	Beverage	**2,412,999**	1,798,915
食品加工及經銷	Food Processing and Distribution	**5,749,859**	5,557,561
石油及化學品經銷	Petroleum and Chemical Distribution	**9,889,257**	1,851,451
建築物料	Building Materials	**666,505**	854,455
零售	Retail	**4,025,816**	3,428,256
投資及其他業務	Investments and Others	**107,766**	198,219
小計	**Subtotal**	**24,331,158**	16,935,738
對銷業務間之交易	Elimination of Inter-Segment Transactions	**(134,668)**	(125,490)
總額	**Total**	**24,196,490**	16,810,248
各項業務之股東應佔溢利	**Profit attributable to shareholders by segment**		
物業發展	Property Development	**208,005**	473,055
收租物業	Rental Properties	**304,722**	253,401
飲品	Beverage	**60,849**	88,862
食品加工及經銷	Food Processing and Distribution	**396,767**	311,096
石油及化學品經銷	Petroleum and Chemical Distribution	**227,942**	25,635
建築物料	Building Materials	**141,740**	205,143
零售	Retail	**30,920**	33,579
投資及其他業務	Investments and Others	**27,731**	388,273
小計	**Subtotal**	**1,398,676**	1,779,044
公司總部利息淨額及費用	Net Corporate Interest and Expenses	**(193,869)**	(122,311)
總額	**Total**	**1,204,807**	1,656,733



主席報告
CHAIRMAN'S STATEMENT



後排左起：鍾義，劉百成，陳威武，鄺文謙
Back row from the left: Zhong Yi, Lau Pak Shing, Chan Wai Mo, Kwong Man Him

前排左起：陳樹林，喬世波，閻飇，寧高寧，宋林，姜智宏
Front row from the left: Chen Shulin, Qiao Shibo, Yan Biao, Ning Gaoning, Song Lin, Keung Chi Wang, Ralph



末期業績

本集團截至二零零一年十二月三十一日止年度的綜合營業額及股東應佔溢利分別約為港幣24,196,500,000元及港幣1,204,800,000元，較去年上升43.9%及減少27.3%。本集團二零零一年度盈利減少的主要原因為本集團已就於二零零二年一月十七日出售香港華人有限公司（前稱香港華人銀行集團有限公司）（「香港華人」）的35.23%實質權益之交易確認為數港幣292,000,000元的虧損。如撇除於本年就香港華人的投資所確認之虧損、出售本集團於沈陽華潤三洋壓縮機有限公司之25.5%權益所錄得之收益約為港幣59,100,000元以及於二零零零年被視作出售徐州維維食品有限公司權益所得為數港幣92,000,000元的本集團應佔收益，則本集團於截至二零零一年十二月三十一日止年度錄得港幣1,437,700,000元之股東應佔溢利，較截至二零零零年十二月三十一日止年度錄得的港幣1,564,700,000元下跌8.1%。本年度按加權平均數基準計算的本集團每股盈利為港幣0.60元，而二零零零年則為港幣0.83元。

Final Results

The Group's consolidated turnover and profit attributable to shareholders for the year ended 31st December, 2001 amounted to approximately HK$24,196.5 million and HK$1,204.8 million respectively, representing an increase of 43.9% and a decrease of 27.3% from that of last year. The main reason for the decrease in the Group's earnings in the year 2001 was due to the loss recognised of HK$292.0 million in respect of the Group's 35.23% effective interest in HONGKONG CHINESE LIMITED, formerly known as The HKCB Bank Holding Company Limited ("HCL") which was disposed on 17th January, 2002. Excluding the effect of the loss recognised for the investment in HCL and the gain on disposal of its 25.5% equity interest in China Resources (Shenyang) Sanyo Compressor Co. Ltd., of HK$59.1 million for the year and the gain on deemed disposal of Xuzhou VV Food & Beverage Limited amounted to HK$92.0 million attributable to the Group in 2000, the Group recorded profit attributable to shareholders of HK$1,437.7 million for the year ended 31st December, 2001, a 8.1% drop from that of HK$1,564.7 million for the year ended 31st December, 2000. Earnings per share of the Group for the year, on a weighted average basis, amounted to HK$0.60 compared with HK$0.83 in 2000.



股息

董事議決於二零零二年七月二日或前後派發二零零一年度末期股息，每股港幣0.1元(二零零零年：每股港幣0.15元)予二零零二年六月三日名列於本公司股東名冊之股東。

連同於年內已經派發之中期股息每股港幣0.08元，本年度之派息總額合共每股港幣0.18元(二零零零年：每股港幣0.21元)。

此外，本公司於二零零一年十一月十六日宣派特別股息每股港幣0.25元，惟須待出售本集團於香港華人的權益完成後，方可作實。此特別股息已於二零零二年二月八日派付。

Dividends

The Directors have resolved to recommend a final dividend of HK$0.1 per share for 2001 (2000: HK$0.15 per share) payable on or about 2nd July, 2002 to shareholders whose names appear on the Register of Members of the Company on 3rd June, 2002.

Together with the interim dividend of HK$0.08 per share, the total distribution for 2001 will amount to HK$0.18 per share (2000: HK$0.21 per share).

In addition, a special dividend of HK$0.25 per share was declared on 16th November, 2001 conditional upon completion of the disposal of the Group's interest in HCL. The special dividend was paid on 8th February, 2002

暫停辦理股份過戶登記手續

本公司將於二零零二年六月三日至二零零二年六月七日期間(包括首尾兩天)暫停辦理股份過戶登記。為符合獲派末期股息之資格，所有填妥之過戶表格連同有關股票，必須於二零零二年五月三十一日下午四時前送達本公司之股份過戶登記處 — 標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。

Closure of Register

The Register of Members will be closed from 3rd June, 2002 to 7th June, 2002, both days inclusive. In order to qualify for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of 5th floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on 31st May, 2002.

策略目標

繼華潤(集團)有限公司(「華潤集團」)於二零零零年六月作出公佈，表示有意將本集團轉型為一家首屈一指的經銷公司後，重組計劃已順利進展。重組計劃的第一階段已大致完成，重組事宜計有收購石油經銷業務、收購紡織品製造及經銷業務，以及將五豐行

Strategic Focus

In line with the announcement by China Resources (Holdings) Company Limited ("China Resources Holdings") in June 2000 on transforming the Group into a leading distribution company, the restructuring plan has progressed smoothly. First phase of the restructuring plan has been substantially completed with the acquisition of the oil distribution operation and the



有限公司(「五豐行」)私有化。而非核心資產均已出售,當中包括於華潤置地有限公司(前稱華潤北京置地有限公司)、華潤勵致有限公司及香港華人之股權。

重組計劃的第二階段剛剛展開,第二階段計劃旨在整合本集團的經銷業務,並作出適當安排,以助日後帶動集團業務增長。本集團已確立中國內地零售市場為其發展之推動力。中國加入世界貿易組織,預期會導致中國與全球的貿易量大幅提升。加上中國內地經濟持續發展,本集團將有巨大的商機。

中國內地的零售業在過去十年迅速增長,步伐較經濟增長還要快。而此行業的結構亦已轉型,消費者對購物環境和產品質素的要求愈來愈高。此行業有巨大潛力,本集團可望從中藉著內在發展和外在收購達致業務增長。

本集團的零售業務配以其製造業務,將會形成一個縱向整合的經銷網絡,在採購、倉庫及送貨方面,可創造經營上的協同效益。我們將會重新設計整個供應鏈,輔以我們本身的物流服務,務求優化資源及提升本集團在議價及採購方面的能力。當中或會涉及重組部份現時的供應鏈資產及物流業務。

textile manufacturing and distribution operation as well as privatisation of Ng Fung Hong Limited ("Ng Fung Hong"). Non-core assets, including stakes in China Resources Land Limited (formerly China Resources Beijing Land Limited), China Resources Logic Limited and HCL, were disposed of.

Second phase of the restructuring plan, which has just begun, is to integrate the Group's distribution businesses and develop a driver for future growth. The Group has identified the Chinese Mainland's retailing market for spearheading its development. China's accession to the World Trade Organisation is expected to result in a substantial rise in the Chinese Mainland's trading volume with the world. Together with the continual development of the Chinese Mainland economy, there will be tremendous business opportunities for the Group.

The Chinese Mainland's retailing sector has been growing at a remarkable pace in the past ten years, outperforming the economic growth. It has also undergone structural transformation with consumers showing a growing preference for better shopping environment and quality products. There are a lot of potential for the Group to achieve both organic and acquisitive growth in this sector.

The Group's retailing operations, complemented by its manufacturing operations, will form a vertically integrated distribution network. There are areas in the network, including procurement, warehousing and delivery, where operational synergies can be created. We will redesign the entire supply chain and complement it with our own logistics services to optimise allocation of resources and enhance our bargaining as well as sourcing capabilities. This may result in reorganisation of some current supply chain assets and logistics operations.



物業發展
PROPERTY DEVELOPMENT

本集團之物業發展業務於截至二零零一年十二月三十一日止年度之營業額及未計公司總部利息及費用前純利分別為港幣999,200,000元及港幣208,000,000元，較去年減少64.6%及56.0%，而此業務純利減少主要是由於灝景灣於年內減低貢獻和華潤置地有限公司並無溢利貢獻所致。如上文所述，本集團已出售華潤置地有限公司予華潤集團。

物業發展業務在本年度之純利全數來自本集團佔55%權益之灝景灣住宅發展項目，其純利貢獻較去年減少51.3%。灝景灣項目包括三期共10幢住宅大樓，總建築面積約為2,250,000平方呎。第三期建築工程已於年內竣工。該項目第一期及第二期已於過往年度售出，而第三期約有98.2%（所佔建築面積約872,000平方呎）已於二零零一年十二月三十一日前售出。



The Group's property development segment reported turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 amounted to HK$999.2 million and HK$208.0 million, representing respective decrease of 64.6% and 56.0% from that of last year. The decrease in net profit from this segment was primarily due to lower contribution from Villa Esplanada and the absence of profit contribution from China Resources Land Limited that was disposed by the Group to China Resources Holdings referred to earlier.

Villa Esplanada, the residential development project in which the Group has a 55% attributable interest, contributed solely to the net profit of this segment for the year, representing a decrease of 51.3% from that of last year. It comprises 10 residential blocks in three phases with an aggregate gross floor area of approximately 2.25 million square feet. The construction work of Phase III was completed during the year. Phase I and II had been sold in prior years while 98.2% of Phase III, representing gross floor area of approximately 872,000 square feet, was sold as at 31st December, 2001.



收租物業
RENTAL PROPERTIES

收租物業業務於截至二零零一年十二月三十一日止年度錄得營業額及未計公司總部利息及費用前純利分別為港幣479,800,000元及港幣304,700,000元，分別較去年增加13.7%及20.3%。本集團的收租物業包括估計總樓面面積共約398,000平方呎的大面積零售舖位；共約770,000平方呎供工業、商用及住宅用途的物業；及總樓面面積共約1,550,000平方呎的貨倉及冷倉倉庫。

本集團大面積零售舖位位於主要工商業區，包括銅鑼灣、旺角、尖沙咀及荃灣。此等收租物業連同擁有理想佔用率及租金收入之工業、商用及住宅用途的物業為截至二零零一年十二月三十一日止年度持續帶來相對穩定的經常租金收入合共港幣309,400,000元，較去年上升17.8%。

本集團亦是香港經營貨倉及冷倉倉庫業務的主要公司之一。香港疲弱的經濟加劇了倉庫供應商之間的競爭。由於本集團的倉庫及物流服務得以改良增值，加上在去年下半年成功獲得新客戶，因此本集團的貨倉及冷倉業務在二零零一年的整體平均佔用率，分別由去年的84.8%及70.0%增至本年的91.2%及90.0%。



The Group's rental properties segment reported turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 of HK$479.8 million and HK$304.7 million respectively, representing respective increase of 13.7% and 20.3% over that of last year. The Group's total rental properties portfolio comprises sizeable retail spaces of estimated aggregate floor area of approximately 398,000 square feet; industrial, office and residential use properties of approximately 770,000 square feet and godown and cold storage of a total floor area of approximately 1,550,000 square feet.

The Group's sizeable retail spaces are located in prime commercial and industrial districts including Causeway Bay, Mongkok, Tsimshatsui and Tsuen Wan. Together with satisfactory occupancy rates and rental rates achieved for industrial, office and residential properties of the Group, all these properties continued to contribute relatively stable and recurrent rental income amounted to HK$309.4 million for the year ended 31st December, 2001, representing an increase of 17.8% over that of last year.

The Group is also one of the major godown and cold storage operators in Hong Kong. Weak economic environment in Hong Kong intensified competition among warehousing providers. Upgrades to the value-added warehousing and logistic services and the successful tender of new customers in the second half of last year have improved the repective overall occupancy rate of the Group's godown and cold storage from last year of 84.8% and 70.0% to 91.2% and 90.0% for 2001.

飲品
BEVERAGE



本集團的飲品業務之啤酒銷量於年內繼續錄得強勁增長，至約1,454,000噸。本集團的飲品業務於截至二零零一年十二月三十一日止年度分別錄得之營業額及未計公司總部利息及費用前純利為港幣2,413,000,000元及港幣60,800,000元。

過往年度收購之釀酒廠於年內由於貨品價格定位改進，使其銷量及利潤錄得持續滿意增長。在此強大基礎上，飲品業務繼續加強本集團在中國內地的領導地位的策略方針。飲品業務在擴大東北地區市場佔有率和提升生產量方面已有卓越進展，其於年內收購了遼寧省的棒槌島釀酒廠及遼陽

The Group's beverage segment continued to report strong growth in beer sales volume for the year to approximately 1,454,000 tonnes. Turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 attributable to the Group amounted to HK$2,413.0 million and HK$60.8 million.

The breweries acquired in previous years continued to report satisfactory growth in terms of volume and profitability due to better pricing. On that strong base, the beverage segment continued to pursue the Group's strategy to strengthen its leading position in the Chinese Mainland. Significant progress has been made in enlarging market share and production capacity in the Northeast region by acquiring Bangchuidao Brewery and Liaoyang Brewery both in the Liaoning province;



釀酒廠；黑龍江省的新三星釀酒廠及吉林省的長春釀酒廠。至於西南地區方面，於二零零一年四月收購樂山釀酒廠後，本集團於二零零一年末收購其主要競爭對手旗下釀酒廠之多數權益 —四川藍劍釀酒廠。基於啤酒業在中國內地季節性的市場因素，此收購對飲品業務於本年形成負面影響。由於新收購的釀酒廠現正進行精簡業務程序以融入現時的架構，預期將會於來年提供利潤貢獻。

隨著收購一所位於武漢市年產量約342,000噸之釀酒廠，飲品業務經營合共27家釀酒廠，總年產量約達3,600,000噸。

New Three Star Brewery in the Heilongjiang province and Changchun Brewery in the Jilin province. In the Southwest region, following the Leshan Brewery acquisition in April, 2001, the Group acquired the majority equity interest in Sichuan Blue Sword Brewery in late 2001, the major competitor of Leshan Brewery. Given the extreme seasonality of the beer industry in the Chinese Mainland, the acquisitions had negative impact to the profitability of the segment for the year. These newly acquired breweries, which are currently being rationalised and integrated into the existing structure, are expected to have profit contribution in the coming year.

After recent acquisition of a brewery in Wuhan with an annual production capacity of approximately 342,000 tonnes, the beverage segment operates a total of 27 breweries with a combined total production capacity of approximately 3,600,000 tonnes per annum.



食品加工及經銷
FOOD PROCESSING AND DISTRIBUTION

食品加工及經銷業務於截至二零零一年十二月三十一日止年度錄得的營業額及未計公司總部利息及費用前純利分別為港幣5,749,900,000元及港幣396,800,000元，分別較去年上升3.5%及27.5%。本年度此業務純利之增長主要由於年內將五豐行私有化而增加對其權益所致。撇除股權增加之影響，未計特殊項目、利息及稅項前之純利與去年相若。

食品經銷及畜牧業務本年之營業額較去年輕微增加3.5%至港幣4,057,300,000元。然而，由於對牲口的需求疲弱，此項業務之未計利息及費用前溢利錄得輕微跌幅。從擴充銷售網絡及增加冷凍食品種類帶來之冷凍肉食及冷凍食品業務之營業額及溢利之增幅抵銷了牲口業務的跌幅。由於本集團在二零零零年十月底出售了五豐福成食品有限公司的13.9%股權使其變為本集團之聯營公司，導致畜牧業務的營業額及溢利均下降。

由二零零二年一月一日起，中國對外貿易經濟合作部取消五豐行在冷凍肉食出口至香港之配額的獨家代理權，導致根據代理安排從中國內地進口之冷凍肉食的銷量減少。本集團已擴展由中國內地及海外進口的冷凍肉食貿易，其邊際溢利相對較代理安排之邊際溢利為高。本集團將會繼續集中擴展並加強新鮮切割及包裝肉食產品及買賣冷凍食品方面的零售及批發經銷網絡。

The food processing and distribution segment's turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 amounted to HK$5,749.9 million and HK$396.8 million respectively, representing increase of 3.5% and 27.5% over that of last year. The increase in net profit contributed by this segment was mainly attributable to the increase in shareholding as a result of privatisation of Ng Fung Hong during the year. Excluding the effects of the increase in shareholding, net profit before exceptionals, interest and tax was comparable to that of last year.

The foodstuff distribution and stock-raising operation reported a slight increase in turnover by 3.5% to HK$4,057.3 million for the year as compared with that of last year, but reported slight decline in net profit before corporate interest and tax due to weak demand for livestock. The increase in turnover and profit from frozen meat and frozen food business resulted from expansion in sales network and enrichment in frozen food products variety have helped to offset the drop in livestock. The disposal by the Group of its 13.9% equity interest in Ng Fung Fortune Food Company Limited in late October 2000, which has become an associate of the Group, led to a decline in turnover and profit of livestock raising business.

Effective from 1st January, 2002, the cancellation by the Ministry of Foreign Trade and Economic Cooperation of Ng Fung Hong's exclusive frozen meat export quota to Hong Kong resulted in a decrease in sales of frozen meat from the Chinese Mainland under the agency arrangement. The Group has expanded the trading of frozen meat sourced from both the Chinese Mainland and overseas that are of considerably higher profit margin




五豐牌
100% Premium Fragrant



食品加工業務本年之營業額為港幣1,349,300,000元，較去年上升6.9%。有效地實施成本控制計劃並提升及改良捕漁設備，使捕撈之漁類產品的品質、種類和數量得以優化並降低生產成本。遠洋捕撈業務的營業額因此較去年上升7.9%以及大大提高食品加工業務的溢利。

於截至二零零一年十二月三十一日止年度，屠場業務在屠宰量和收益方面的業績均與去年相若。本集團將繼續實行控制成本之有效策略，並同時全面符合國際屠宰標準。

than under agency agreement. The Group will continue to focus on the expansion of and enforcement in retail and wholesales distribution network of cut and packed fresh meat and trading of frozen meat products.

Food processing operation reported turnover for the year amounted to HK$1,349.3 million, representing an increase of 6.9% over that of last year. The implementation of effective cost control and upgrade of and refinement in fishing equipments improved the quality, variety and volume of fishery products with lower production costs. Turnover of marine fishing operation was therefore increased by 7.9% from that of last year and resulted in substantial increase in profit of food processing operation.

The abattoir operation recorded comparable results in both slaughtering volume and revenue during the year ended 31st December, 2001 from that of last year. The Group continues to implement effective cost control strategies and complies fully with international slaughtering standards.

石油及化學品經銷
PETROLEUM AND CHEMICAL DISTRIBUTION

本集團石油及化學品經銷業務主要在香港及中國內地從事石油、石油氣及化學產品的市場推廣及經銷。本集團於二零零零年十月向華潤集團收購石油產品經銷業務。由於去年只有短短一個月的溢利貢獻，故截至二零零一年十二月三十一日止年度此業務的營業額及未計公司總部利息及費用前純利分別錄得港幣9,889,300,000元及港幣227,900,000元，較去年大幅增加434.1%及789.2%。

石油業務向全球主要石油供應商採購煉油及石油氣，轉售給批發代理、零售經銷商及直銷客戶，包括船公司、巴士公司、航空公司、公用事業機構及香港特別行政區政府(「香港政府」)。本年內的油價大幅波動；在此充滿挑戰的環境中，石油業務藉實施有效的營運策略，如減少存貨量，使其成功減輕油價波動帶來的影響。

石油及石油氣業務亦在香港透過17個汽油加油站及石油氣加油站和在中國內地透過20個汽油加油站經銷煉油及石油氣產品。鑑於香港政府於年內廣泛引入石油氣環保的士，令石油氣需求持續快速增長。致使二零零一年內香港的汽油及石油氣加油站業務在數量、收益及盈利方面，分別較去年大幅增長137%、36%及51%。

化學品業務專門負責液化化學品、塑膠、有機及無機化學品等石油化工產品的市場推廣和經銷。此業務錄得營業額增長至港幣696,500,000元，主要有賴本集團藉著進一步拓展廣東省

The Group's petroleum and chemical distribution segment principally engaged in the marketing and distribution of petroleum, liquefied petroleum gas ("LPG") and chemical products in Hong Kong and the Chinese Mainland. The Group acquired its oil distribution business from China Resources Holdings in October 2000. With only one-month earning contribution in last year, the segment reported turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 of HK$9,889.3 million and HK$227.9 million respectively, representing substantial increase by 434.1% and 789.2% over that of last year.

The petroleum operation trades refined oil and LPG purchased from the world's major oil suppliers to wholesale agents, retail distributors and direct account customers including shipping companies, bus companies, airlines, public utilities companies and the Government of the Hong Kong Special Administration Region ("the Hong Kong Government"). During the year, oil prices fluctuated at wide range. Amid such challenging conditions, petroleum operation succeeded in mitigating the effect of volatile oil prices by implementing effective operational strategies such as reduction of inventory.

Petroleum and gas operation also distributes refined oil and LPG products through 17 petrol and LPG stations in Hong Kong and 20 petrol stations in the Chinese Mainland. Continuing rapid growth in demand for LPG due to widespread introduction of environmental friendly LPG taxis by the Hong Kong Government during the year, triggered the overall substantial growth in volume, revenue and earnings of petrol and LPG filling station operation in Hong Kong





市場並開拓江蘇和上海市場而積極提高銷量所致。石油價格波動對微妙的化學品市場帶來重大影響。全球經濟放緩減慢了下游輕工業和紡織產品的出口，亦使中國內地對石油化工產品的需求維持低企。故此，國內石油化工產品的價格維持於低水平，並引致年內出現經營虧損。


CRC

by 137%, 36% and 51% respectively in 2001 as compared to that of last year.

The chemical operation specializes in marketing and distribution of petrochemical products including liquefied chemical, plastics, and organic and inorganic chemicals. The segment recorded growth in turnover to HK$696.5 million, which was mainly attributable to the proactive effort to boost sales by further expansion in the Guangdong market and the opening up of the Jiangsu and Shanghai market. The volatile crude oil prices brought significant impact to the subtle chemical market. Sluggish global economic condition slowed down the export of downstream light industrial and textile products. Demand for petrochemical products in the Chinese Mainland remained low. This led to domestic prices for petrochemical products being kept at low level and resulted in an operating loss for the year.



建築物料
BUILDING MATERIALS

本集團的建築物料業務為香港主要預拌混凝土生產及分銷商之一。該業務於截至二零零一年十二月三十一日止年度錄得之營業額及未計公司總部利息及費用前純利分別為港幣666,500,000元和港幣141,700,000元，分別較去年減少22.0%及30.9%。減少之主要原因為香港地產市場沉寂令政府減少興建公營房屋及基建工程，導致對建築物料整體需求下降。為了克服建築物料行業的困境，董事將會繼續致力實施減省成本計劃、豐富產品種類及提升質素，並憑藉已設立之經銷網絡，推銷價格合宜和環保的建築物料。


中港混凝土有限公司
REDLAND CONCRETE LTD.

The Group's building materials segment is one of the major manufacturers and distributors of ready-mixed concrete in Hong Kong. The segment reported turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 of HK$666.5 million and HK$141.7 million respectively, representing decrease of 22.0% and 30.9% from that of last year. The decline was primarily due to the general decrease in demand for building materials resulted from contraction in volume of government-subsidised housing and infrastructure projects as a result of the sluggish property market in Hong Kong. To surmount the hard time in construction material industry, the Directors will continue to enforce vigorous on-going cost reduction programme, enrich product variety and quality and leverage on the existing distribution network to distribute right-priced and environmental friendly construction materials.



零售
RETAIL

本集團零售業務截至二零零一年十二月三十一日止年度錄得營業額及未計公司總部利息及費用前溢利分別為港幣4,025,800,000元及港幣30,900,000元，較去年增加17.4%及減少7.9%。

The Group's retail segment contributed turnover and profit before corporate interest and expenses for the year ended 31st December, 2001 of HK$4,025.8 million and HK$30.9 million respectively, representing an increase of 17.4% and a decrease of 7.9% over that of last year.

超級市場

超級市場業務錄得的營業額增長達20.2%，增至港幣2,223,500,000元，其主要由於本集團於年內在中國內地增設多間新店鋪所致。香港及中國內地超級市場對超級市場業務營業額的貢獻分別由二零零零年錄得的76.1%及23.9%轉變為二零零一年的70.5%及29.5%。由於中國內地超級市場本年之營業額急升47.9%，該等店鋪對超級市場業務的溢利貢獻亦提高了30.9%。然而，就整體而言，超級市場業務之未計公司總部利息及費用前的純利反而明顯減少，全因香港消費需求表現疲弱和市場競爭加劇致令香港超級市場的業績抵銷了中國內地超級市場於本年度溢利方面錄得的強勁增長。

至於國內各地的超級市場業務，當中以天津及蘇州之增長最為卓越；營業額分別增長35.8%和44.6%，而盈利亦增加了50.2%和65.5%。天津及蘇州於本年度自營店鋪數目分別增加至52間和98間。基於強勁溢利驅使下，本集團遂於二零零一年十二月底購入天津餘下之股權，藉此加快市場擴充步伐，增強營運管理，以助提升效率。

Supermarket

Supermarket operation reported increase in turnover by 20.2% to HK$2,223.5 million mainly attributable to a substantial increase in the number of new stores in the Chinese Mainland during the year. The contribution of Hong Kong and the Chinese Mainland supermarkets to turnover of supermarket operation changed from 76.1% and 23.9% respectively in 2000 to 70.5% and 29.5% in 2001. With rapid growth in turnover of supermarkets in the Chinese Mainland by 47.9% during the year, profit contribution from these stores to supermarket operation increased by 30.9%. Overall net profit before corporate interest and expenses however declined substantially due to fall in earnings from Hong Kong supermarkets. As a result of intensified competition under weak consumption demand, performance of Hong Kong supermarkets offset significant profit growth in the Chinese Mainland supermarkets in the year.

Among the geographical locations in the Chinese Mainland, Tianjin and Suzhou reported outstanding growth both in turnover by 35.8% and 44.6%, respectively and in earnings by 50.2% and 65.5%, respectively. The number of self-operated stores in Tianjin and Suzhou increased to 52 and 98, respectively during 2001. Driven by the substantial growth in earnings, the Group acquired the remaining control in Tianjin in late December 2001 to enhance market expansion, operational controls and efficiency.


華潤超級市場
CRC SHOP

除翻新現有門店外，本集團年內亦在香港增設6間新的超級市場。為了配合本集團積極壯大超級市場業務以擴充中國內地零售業務之策略，本集團亦在北京、天津、蘇州及深圳增設97間超級市場，令香港及中國內地的超級市場自營連鎖店鋪數目共達324間，而特許經營店鋪則共計67間。

本集團將於來年繼續在中國內地增開新店鋪，並會在新地區收購已建立一定地位的超級市場連鎖店鋪，以壯大其超級市場業務。

Apart from refurbishing existing operations, 6 new supermarkets were opened in Hong Kong during the year. In response to the Group's strategy of rapidly expanding supermarket to spearhead the Group's retailing expansion in the Chinese Mainland, 97 additional supermarkets were opened in Beijing, Tianjin, Suzhou and Shenzhen, building up a chain of 324 self-operated supermarkets and 67 franchised outlets in both Hong Kong and the Chinese Mainland.

The Group continues to expand its supermarket operations through increase in number of stores and by acquisition of established supermarket chains in new geographic locations in the Chinese Mainland in the coming year.

品牌時尚產品經銷

品牌時尚產品經銷業務目前在中國內地經營及分銷16個享譽知名度品牌的產品。其營業額顯著上升64.4%至港幣698,100,000元，而未計公司總部利息及税前純利則較去年減少。此乃主要由於本集團與10個全新品牌的代理商簽訂多項新協議以積極擴充品牌時尚經銷業務而產生初期開辦成本所致。該10個新品牌中的4個品牌的產

"Brand-Fashion" Distribution

The "Brand-fashion" distribution business, currently operates and distributes 16 widely known brand products in the Chinese Mainland, recorded substantial growth in turnover by 64.4% to HK$698.1 million but reported decrease in net profit before corporate interest and tax. This was primarily due to initial set up cost incurred for the Group's active expansion in Brand-fashion distribution by entering into new agreements with distributors of 10 new brands, of which distribution



品已於年內開始在中國內地經銷，而餘下6個品牌的產品則於二零零二年開始經銷。本集團獨家經銷的品牌產品可細分為高價、中價及大眾化價格三大類，藉以能夠更適切迎合顧客需求。本集團於二零零一年年底時擁有約570間自營及特許經營店鋪，憑藉此規模龐大的經銷網絡，本集團已晉身成為中國內地享譽知名度品牌的主要零售經銷商之一。

此業務展望在來年將會繼續加強其經銷網絡實力和增強及建立旗下品牌的陣容以提升品牌時尚產品業務方面的競爭優勢。務求令本集團在中國成功加入世界貿易組織後，在中國內地市場日益開放及進軍中國內地市場的成本漸低所帶來的種種挑戰下，可充份抓緊擴充業務的機遇。


MONSIEUR



of products of 4 brands in the Chinese Mainland started during the year. The distribution of the remaining 6 brands commenced in 2002. Franchises of such distribution business diversified into high, medium-priced and mass fashion to better accommodate consumer demand. With extensive distribution network of approximately 570 self-operated and franchised boutiques at the end of 2001, the Group has become one of the leading retail distributors with recognised brands in the Chinese Mainland.

In the year to come, the division will continue to improve its competitive advantage in brand-fashion distribution by further strengthening its distribution network and capacity and build up brand assortments to capture the expansion opportunities to meet the challenges emerged from the gradual opening up of and inevitable reduction of cost of entry to the Chinese Mainland market upon China's successful accession to the World Trade Organisation.

香港零售

截至二零零一年十二月三十一日止年度香港零售業務錄得港幣1,104,300,000元之營業額。本集團現時為香港其中一間最大型的零售經銷商，擁有以華潤百貨及中藝為名的9間百貨公司。其所有店鋪均位於香港的主要商業／購物區。此業務經營12間以「華潤堂」為名之藥物專門店。有鑑於香港現時經濟依然低迷導致整體的零售消費意慾仍然疲弱；本集團為了吸引客戶，除卻翻新現有百貨公司以改善消費吸引力之餘，亦推出了折扣優惠及宣傳活動攻勢以刺激銷量，遂令溢利增加。


CHINESE
ARTS & CRAFTS

Hong Kong Retail

Hong Kong retail operation reported turnover of HK$1,104.3 million for the year ended 31st December, 2001. The Group is currently one of the largest retail distributors in Hong Kong with the operation of a total of 9 department stores under the name of CRC Department Store and Chinese Arts & Crafts stores located in prime business/shopping districts in Hong Kong. During the year, the division operates 12 new stores under the brand name of "CRC Medichall". Under the current sluggish economic situation, incentive for general retail consumption in Hong Kong remained low. Therefore apart from refurbishing existing department stores to improve consumption appeal, discount and promotional campaigns were launched to boost sales, which resulted in an increase in profit.



投資及其他業務
INVESTMENTS AND OTHERS

截至二零零一年十二月三十一日止年度，投資及其他業務錄得的營業額及未計公司總部利息及費用前純利分別為港幣107,800,000元及港幣27,700,000元，較去年同期減少45.6%及92.9%。

The investments and others segment reported turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 of HK$107.8 million and HK$27.7 million respectively, representing decrease of 45.6% and 92.9% over that of last year.

貨櫃碼頭

本集團擁有10%權益的HIT Investments Limited錄得穩定的業績。為深圳及華南製造業提供服務的香港貨櫃碼頭及鹽田深水港業務的合併吞吐量較去年錄得5%的升幅，而息稅前利潤較去年增長2%。在香港方面，與去年同期比較，香港國際貨櫃碼頭及COSCO-HIT在合併吞吐量方面錄得7%的跌幅，及未計利息及稅項前溢利下跌9%，抵銷了鹽田港在吞吐量及盈利的增幅。

Container Terminal

HIT Investments Limited, in which the Group has 10% interest, reported steady results. Hong Kong and Yantian deepwater port operation, which together serve the Shenzhen and Southern China manufacturing basin, reported combined throughput growth of 5% and earnings before interest and tax 2% ahead of last year. In Hong Kong, Hongkong International Terminals and COSCO-HIT reported a 7% decline in combined throughput and a 9% decline in earnings before interest and tax as compared to that of last year. This was more than offset by the growth in throughput and earnings of Yantian Terminal.

銀行

於二零零一年十一月一日，本公司與力寶華潤有限公司訂立一項有條件協議，出售本集團持有香港華人的35.23%實質權益。是次出售事項於二零零二年一月十七日完成，本集團已於截至二零零一年十二月三十一日止年度的損益表內就此確認為數港幣292,000,000元的虧損。

Bank

On 1st November, 2001, the Company entered into a conditional agreement with Lippo China Resources Limited for the disposal of the Group's effective interest of 35.23% in HCL. Such disposal was completed on 17th January, 2002, and a loss of HK$292.0 million was recognised in the profit and loss account for the year ended 31st December, 2001.

未來新業務
NEW BUSINESS AHEAD



於二零零一年十一月二十六日，本公司與華潤集團訂立一項有條件之收購協議，向其收購紡織製造（按原設備製造基準）及經銷業務。隨著於二零零二年一月三十一日完成是次收購事項，加強鞏固了本集團在中國內地經銷業務及拓展市場的策略方針。紡織製造及經銷業務是中國內地出口紡織紗線與紡織品往香港及外國之大型出口商之一，並已在中國內地建立規模龐大的紡織品採購及貿易網絡。此綜向整合預期可增強本公司在中國內地成衣零售業務的協力優勢。

On 26th November, 2001, the Company entered into a conditional acquisition agreement with China Resources Holdings to acquire its textile manufacturing (on OEM basis) and distribution operation. The acquisition, which was completed on 31st January, 2002, reinforced the Group's strategic focus in strengthening its distribution business and market expansion in the Chinese Mainland. The textile manufacturing and distribution operation is one of the largest exporters of textile yarn and fabrics in the Chinese Mainland to Hong Kong and overseas and has established an extensive network in the Chinese Mainland for sourcing and trading of textile products. The vertical integration of this operation will enhance synergy with the Company's garment retailing business in the Chinese Mainland.



財務回顧
FINANCIAL REVIEW

資金及融資

本集團採取中央資金管理，務求可更有效地監控庫務運作及營運管理需要，藉此減省平均融資成本。本集團會繼續主要以經營業務所得的流入現金、股本及銀行借貸為其業務及資本開支提供資金。

於二零零一年五月，本集團發行230,000,000美元於二零零六年五月三十一日到期的零息可換股擔保債券（「可換股債券」），所得款項主要用作一般營運資金用途。

本集團於年內發行新可換股債券，可延長本集團之借貸期限。於二零零一年十二月三十一日，本集團包括可換股債券之借貸總額合共為港幣7,610,100,000元，大部份於五年內到期，其中港幣2,592,100,000元於一年內到期；另港幣5,018,000,000元主要於二至五年內到期。本集團於本年內，繼續維持大部份以無抵押基準之借款。於二零零一年十二月三十一日，無抵押借款佔本集團借貸總額的93.2%。以本集團的借貸淨額比對股東資金及少數股東權益計算，本集團的負債比率淨額仍然偏低，約為11.34%。本集團將貫切實施審慎的理財政策以維持負債比率於低水平及保持穩健的財務狀況，此舉令本集團有信心可從日後出現的投資良機中得益。

除了本集團可換股債券屬於固定息率計息的貸款外，本集團大部份借貸均以浮息計息。

本集團的大部份資產及負債乃以港元、美元及人民幣訂值，故其外幣滙兌風險主要來自美元訂值的借貸。而本集團目前擁有足夠美元存款以應付其美元借貸。

Capital and Funding

The Group centralizes funding requirements for all its operations to achieve better treasury operational control and lower average cost of funds. The Group continues to finance its operations and capital expenditure principally by strong recurring cash inflow from operating activities, equity capital and bank borrowings.

In May 2001, the Group issued US$230,000,000 zero coupon convertible guaranteed bonds ("convertible bonds") due on 31st May, 2006, the proceeds of which were primarily used for general working capital purposes.

The issuance of the new convertible bonds during the year enables the Group to extend the maturity profile of its borrowings. As at 31st December, 2001, total borrowings of the Group inclusive of the convertible bonds amounted to HK$7,610.1 million, the maturity profile spread over a period of five years with HK$2,592.1 million repayable within 1 year and HK$5,018.0 million principally repayable within 2 to 5 years. During the year, the Group continued to maintain most of its borrowings on an unsecured basis. As at 31st December, 2001, unsecured debt comprised 93.2% of total borrowings. Calculated based on the Group's net borrowings over shareholders' funds and minority interest, the Group's net gearing ratio remained low at approximately 11.34%. The Group will continue its policy of maintaining a prudent gearing ratio and its strong financial position, which enables the Group to take advantage of investment opportunities with confidence.

The majority of the Group's borrowings are subject to floating interest rates except for the convertible bonds that are fixed rates loans.

Substantial portion of its assets and liabilities of the Group are denominated in Hong Kong dollars, U.S. dollars and Renminbi. The Group is exposed to foreign currency exchange risk primarily with respect to its U.S. dollar dominated borrowings. Currently, the Group possesses sufficient U.S. dollar deposits to meet U.S. dollar borrowings.



或然負債

於二零零一年十二月三十一日，本集團並無重大之或然負債。

企業管治

董事局致力確保企業管治維持在高水平，以股東的利益為依歸，並致力增強與投資者之間的聯繫，增加公司資料的透明度。為使增強各利潤中心之內部溝通、決議及監察、新委員會架構已確立。本集團將會繼續採取進一步行動，以保障及增加股東利益。

於截至二零零一年十二月三十一日止年度，本公司一直遵守香港聯合交易所有限公司證券上市規則附錄十四所載的最佳應用守則，惟非執行董事並無指定委任期而需輪值退任。

僱員

於二零零一年十二月三十一日，本集團除其聯營公司以外僱用約39,000人，其中約33,000人在中國內地僱用，其餘主要駐守香港。本集團僱員按其工作性質及市況收取薪酬，附以獎勵計劃，以花紅形式鼓勵個人表現。本公司設立購股權計劃，旨在激勵合資格員工。本公司的舊購股權計劃已終止，並以已於二零零二年一月三十一日股東大會上通過採納新購股權計劃取代。詳情茲概述於截至二零零一年十二月三十一日止年度之年報內。

Contingent Liabilities

As at 31st December, 2001, the Group has no material contingent liabilities.

Corporate Governance

The Board of Directors is committed to ensure high standards of corporate governance in the interest of the shareholders. Proactive efforts are devoted in the prospective of investor relations to enhance transparency of corporate information. A new committee structure has been introduced to strengthen internal communication, decision making and supervision of the business units. The Group will continue to take further steps to safeguard and increase shareholders' value.

Throughout the year ended 31st December, 2001, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong, except that non-executive directors of the Company have no set term of office but retire from office on rotation basis.

Employees

As at 31st December, 2001, the Group excluding its associated companies employs approximately 39,000 people. Within which, approximately 33,000 people are employed in the Chinese Mainland with the remaining predominantly in Hong Kong. The Group's employees are remunerated according to the nature of the job and market trends with built-in merit components, paid in the form of bonuses, to reward individual performance. The Company operates share option schemes for the purpose of providing incentives to eligible staff. The Group's old share option scheme was terminated and replaced by the adoption of a new share option scheme approved by the shareholders in the general meeting on 31st January, 2002. Details of the schemes are described in the Annual Report for the year ended 31st December, 2001.



前景

鑑於香港經濟低迷，而本集團的資產大部份均位於香港，故此過去一個財政年度是充滿挑戰的一年。然而，在有跡象顯示全球經濟正在復甦及中國內地經濟預期可維持其可觀增長下，本集團在未來一個財政年度的業務前景仍是樂觀的。

中國已加入世界貿易組織，預期中國將會成為全球投資的焦點。本集團將會加快在中國內地的投資步伐。我們的目標是，在五年後本集團的收益及除稅前溢利會有一半來自中國內地，遠高於過去一個財政年度的32%和13%。

在未來數年，董事的目標是使本集團不論在收益、盈利能力、顧客滿意度以及管理方面，均成為中國內地最大的消費產品零售商。董事具體地展望於五年內透過內部增長和外部收購，達到於中國內地零售營業額人民幣伍佰億元的目標。

為了應付新挑戰，本集團亦已強化其管理隊伍。憑藉以零售為首的獨特經銷模式及強勁的財政狀況，本集團現已蓄勢以待，可望把握中國內地及香港日後的商機。

Prospects

Against the background of deteriorating economy in Hong Kong where the majority of the Group's assets are located, the financial year under review has been a challenging one. However, there are signs that the global economy is recovering and the Chinese Mainland's economy is anticipated to maintain its impressive growth. The outlook for the Group's businesses in the coming financial year is positive.

China is expected to become the hub for global investments following its accession to the World Trade Organisation. The Group will speed up its investments in the Chinese Mainland. We target to derive half of the Group's revenue and profit before taxation from the Chinese Mainland in five years' time, comparing with 32% and 13% respectively during the financial year.

Over the coming years, the Directors aim to build the Group into the largest retailer of consumer goods in the Chinese Mainland in terms of revenue, profitability, customer satisfaction as well as management excellence. Specifically, the Directors intends to achieve a target retailing turnover in the Chinese Mainland amounting to RMB50.0 billion in five years' time through organic growth and by acquisition.

To cope with the new challenges, the management team has also been strengthened. With a unique retail-led distribution model and a strong financial position, the Group is well-positioned to capture the upcoming business opportunities in both the Chinese Mainland as well as Hong Kong.

致謝

本人謹藉此機會代表董事局向本集團全體員工於本年度努力不懈、摯誠投入致以最深切謝意。

Appreciation

On behalf of the Board of Directors, I would like to take this opportunity to express my sincere thanks to all the Group's employees for their continuous support and dedicated services during the year.

承董事局命
寧高寧 *主席*
香港，二零零二年四月十五日

By Order of the Board
Ning Gaoning *Chairman*
Hong Kong, 15th April, 2002



董事及高層管理人員之個人資料
BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

董事

Directors



寧高寧先生，現年四十三歲，於一九九二年獲委任為董事總經理，並於一九九九年獲提任為華潤創業有限公司董事會主席。彼並為華潤（集團）有限公司及中國華潤總公司之副董事長兼總經理和華潤置地有限公司之主席。彼持有中國山東大學經濟學文學士學位及美國匹茲堡大學工商管理學碩士學位，主修財務。彼亦為HIT Investments Limited之董事。

MR. NING GAONING, aged 43, has been the Managing Director of the Group since 1992 and was appointed the Chairman in 1999. He is also the Vice Chairman and President of China Resources (Holdings) Company Limited and China Resources National Corporation, as well as the Chairman of China Resources Land Limited. He holds a Bachelor of Arts degree in Economics from the Shandong University in China and a Master of Business Administration degree in Finance from the University of Pittsburgh in the United States. He is also a Director of HIT Investments Limited.



宋林先生，現年三十九歲，於二零零一年十一月獲委任為本集團副主席兼董事總經理。彼並為華潤（集團）有限公司及中國華潤總公司之副總經理及常務董事，亦為華潤勵致有限公司之主席。宋先生擁有逾十年公司合併和收購方面之經驗，現負責本集團之整體業務與策略部署。宋先生持有中國上海同濟大學力學學士學位。彼於一九八五年加入華潤（集團）有限公司，曾任華潤投資開發有限公司之主席。華潤投資開發有限公司是負責華潤（集團）有限公司在國內和香港的企業投資和發展。

MR. SONG LIN, aged 39, was appointed Deputy Chairman and Managing Director of the Group in November, 2001. He is also a Vice President and an Executive Director of China Resources (Holdings) Company Limited, China Resources National Corporation and Chairman of China Resources Logic Limited. Mr. Song has over 10 years of experience in the area of corporate mergers and acquisition and is currently responsible for the overall business and strategic planning of the Group's business. Mr. Song holds a Bachelor's degree in Mechanics from the University of Tong Ji in Shanghai, China. He has been with China Resources (Holdings) Company Limited since 1985 and was the Chairman of China Resources Development & Investment Co., Ltd, the investment arm of China Resources (Holdings) Company Limited, responsible for its corporate development and investments in both Hong Kong and the mainland.



陳樹林先生，現年四十八歲，於一九九八年十二月獲委任為執行董事，並於二零零一年十一月獲委任為本集團副董事總經理。彼並為五豐行有限公司、華潤輕紡（集團）有限公司、華潤物流有限公司之董事長、華潤（集團）有限公司及中國華潤總公司之董事。彼持有北京外國語學院學士學位及新西蘭維多利亞大學工商管理碩士學位。陳先生於加入五豐行有限公司前，曾任外經貿部官員，並先後為中國駐澳州及新西蘭商務代表、華潤集團企業開發部副總經理及華潤（集團）有限公司旗下駐泰國分公司總經理。彼於策略部署、業務發展及投資策劃方面擁有非常豐富的經驗。

MR. CHEN SHULIN, aged 48, has been an Executive Director since December, 1998 and was appointed Deputy Managing Director of the Group in November, 2001. He is also the Chairman of Ng Fung Hong Limited, China Resources Light Industries & Textiles (Holdings) Co., Ltd., and China Resources Logistics Co., Ltd. as well as a Director of China Resources (Holdings) Company Limited and China Resources National Corporation. He obtained his Bachelor's degree from Beijing Foreign Languages Institute and a Master's degree in Business Administration from Victoria University, New Zealand. Prior to joining Ng Fung Hong Limited, he worked as a senior official in the MOFTEC and as a commercial attache in Australia and New Zealand, Deputy General Manager in the Investment and Development Department of China Resources (Holdings) Company Limited and Managing Director of a subsidiary company of China Resources (Holdings) Company Limited in Thailand. He has substantial experience in strategic planning, business development and investment.





喬世波先生，現年四十七歲，於二零零一年七月獲委任為執行董事，並於同年十一月獲提任為本集團副董事總經理。喬先生亦為華潤(集團)有限公司及中國華潤總公司之董事。目前，彼負責有關本集團之石化業務及策略部署。喬先生持有中國吉林大學中文系學士學位。

MR. QIAO SHIBO, aged 47, has been an Executive Director since July, 2001 and was appointed Deputy Managing Director of the Group in November, 2001. He is also a Director of China Resources (Holdings) Company Limited and China Resources National Corporation. At present, he is responsible for the business and strategic planning of the Group's petrochemical division. Mr. Qiao holds a Bachelor's degree in Chinese Language from the Jilin University, China.



閻飈先生，現年四十歲，於一九九四年獲委任為執行董事，現為本集團副董事總經理。彼並為華潤(集團)有限公司、中國華潤總公司之董事及華潤置地有限公司之執行董事。閻先生分別持有中國北京大學法律學士學位及美國舊金山大學工商管理學碩士學位。

MR. YAN BIAO, aged 40, has been an Executive Director of the Group since 1994 and is currently a Deputy Managing Director of the Group. Mr. Yan is a Director of China Resources (Holdings) Limited and China Resources National Corporation, he is also an Executive Director of China Resources Land Limited. He has a Bachelor of Law degree from the Beijing University in China and a Master of Business Administration degree from the University of San Francisco in the United States.



姜智宏先生，現年四十六歲，於一九九六年獲委任為本集團財務董事，並於二零零零年五月提任為副董事總經理。彼並為華潤置地有限公司之執行董事。姜先生畢業於香港理工學院(現為香港理工大學)，為特許會計師公會之資深會員及香港會計師公會之會員。彼具有逾二十年核數、會計及企業融資工作方面之經驗。姜先生亦任HIT Investments Limited之董事。姜先生於一九九四年九月加入本集團。

MR. KEUNG CHI WANG, RALPH, aged 46, has been appointed as Group Finance Director since 1996 and was appointed Deputy Managing Director in May, 2000. He is also an Executive Director of China Resources Land Limited. Mr. Keung graduated from the Hong Kong Polytechnic (now known as Hong Kong Polytechnic University) and is a fellow member of the Association of Chartered Certified Accountants and an associate of the Hong Kong Society of Accountants. He has over 20 years of experience in auditing, accounting and corporate finance. He is also a Director of HIT Investments Limited. Mr. Keung joined the Group in September, 1994.



劉百成先生，現年五十二歲，於一九九七年獲委任為執行董事。彼並為華潤置地有限公司之執行董事。劉先生畢業於香港浸會學院(現為香港浸會大學)，為特許會計師公會之資深會員及香港會計師公會之會員。劉先生具有逾二十五年核數、會計、企業融資、物業、貨倉及冷倉工作方面之經驗，彼亦曾擔任香港冷藏商會有限公司執行委員會之主席多年。劉先生目前主要負責本集團之香港地產部門及物流業務。劉先生於一九九四年一月加入本集團。

MR. LAU PAK SHING, aged 52 has been an Executive Director since 1997. He is also an Executive Director of China Resources Land Limited. Mr. Lau graduated from the Hong Kong Baptist College (now known as Hong Kong Baptist University) and is a fellow member of the Association of Chartered Certified Accountants and an associate of the Hong Kong Society of Accountants. Mr. Lau has over 25 years of experience in auditing, accounting, corporate finance, property, godown and cold storage businesses. Mr. Lau represented the Executive Committee of Hong Kong Cold Storage Merchants Association Limited as Chairman for many years. He is currently in charge of the Group's Hong Kong Property Division and logistics business. Mr. Lau joined the Group in January, 1994.



陳威武先生，現年四十六歲，於一九九九年九月獲委任為執行董事。彼並為華潤零售(集團)有限公司之董事總經理，負責中藝、華潤百貨、華潤堂及發展國內便服及高級商品之分銷及零售業務。陳先生曾擔任一間國際知名的時裝公司之執行董事達七年，於零售及特許經營業務方面具豐富經驗。陳先生持有美國紐約州立大學工商管理學碩士學位，亦為資深會計師。

MR. CHAN WAI MO, aged 46, was appointed an Executive Director in September, 1999. He is also the Managing Director of China Resources Retail (Group) Company Limited, responsible for the overall business operation of Chinese Arts & Crafts, CRC Department Store, CRC Medichall and the development of nationwide fashion retail network in both young, casual markets and luxury goods in China. Mr. Chan was formerly an Executive Director of a leading international fashion company for 7 years. He has extensive experience in both retail and licensing operations. Mr. Chan holds a Master of Business Administration degree from State University of New York, Binghamton, the United States and is a Certified Public Accountant.



王群先生，現年四十五歲，於二零零零年一月獲委任為執行董事。彼亦為華潤(集團)有限公司及中國華潤總公司之董事、華潤創業啤酒有限公司之執行董事，主要負責本集團啤酒業務之日常運作。王先生持有北京中國人民大學金融學學士學位。加入本集團前，彼曾任職於中國國家經濟委員會並於一間深圳著名的綜合性企業擔任要職。王先生於一九九四年加入本集團。

MR. WANG QUN, aged 45, was appointed an Executive Director in January, 2000. He is a Director of China Resources (Holdings) Limited and China Resources National Corporation as well as the Executive Director of CRE Beverage Limited, responsible for managing the daily operation of the Group's brewery business. Mr. Wang has a Bachelor of Finance degree from the People's University of China in Beijing. He has previously worked in the China National Economic Committee and held key management position in a Shenzhen based conglomerate in China. Mr. Wang joined the Group in 1994.



鍾義先生，現年三十七歲，於二零零零年六月獲委任為執行董事。彼並為華潤置地有限公司之執行董事並任職於華潤(集團)有限公司及中國華潤總公司。鍾先生持有中國四川大學工程學學士學位、中國人民大學經濟學碩士學位及美國舊金山大學工商管理碩士學位。

MR. ZHONG YI, aged 37, was appointed an Executive Director in June, 2000. He is an Executive Director of China Resources Land Limited, one of the employees in China Resources (Holdings) Limited and China Resources National Corporation. Mr. Zhong holds a Bachelor of Engineering degree from the China Sichuan University, a Master of Economics degree from the People's University of China and a Master of Business Administration degree from the University of San Francisco in the United States.



鄺文謙先生，現年三十七歲，於二零零二年二月加入本集團並獲委任為執行董事。鄺先生分別擁有香港大學理學學士學位及香港中文大學工商管理碩士學位，亦為香港及澳洲註冊會計師，從事証券研究、商人銀行及財務分析之工作超過十二年。鄺先生現領導一個新部門，專注企業策劃及發展。他亦負責投資者聯繫及合併和收購活動。

MR. KWONG MAN HIM, aged 37, joined the Group as Executive Director in February 2002. Mr. Kwong has a Bachelor of Science degree from the University of Hong Kong and a Master of Business Administration degree from the Chinese University of Hong Kong. He is a registered accountant in Hong Kong and Australia with over 12 years of experience in equity research, merchant banking and financial analysis. Mr. Kwong is in charge of a newly established department for corporate planning and development. He also manages investor relations and leads merger and acquisition activities.

非執行董事

蔣偉先生，現年三十九歲。於一九九五年獲委任為董事。彼持有中國北京對外經濟貿易大學對外貿易學士及國際業務與財務碩士學位。蔣先生現為華潤(集團)有限公司及中國華潤總公司之董事兼財務總監。

謝勝喜先生，現年四十歲，於二零零一年八月獲委任為本集團董事。彼亦為華潤(集團)有限公司及中國華潤總公司之董事。謝先生持有中國山西財經大學經濟學學士，並擁有中國會計師資格及多年會計和內部監制管理經驗。

Non-Executive Directors

MR. JIANG WEI, aged 39, has been a Director since 1995. He obtained his Bachelor's degree in International Trade and a Master's degree in International Business and Finance from the University of International Business and Economics in Beijing, China. Mr. Jiang is currently a Director of China Resources (Holdings) Company Limited and China Resources National Corporation and is the General Manager of Finance Department in both companies.

MR. XIE SHENGXI, aged 40, has been a Director of the Group since August, 2001. He is also a Director of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Xie graduated with a Bachelor's degree in Economics from Shanxi University of Finance and Economics and is a qualified accountant in China. Mr. Xie has extensive experience in internal audit and financial management.

獨立非執行董事

陳普芬博士，現年八十歲，於一九七三年獲委任為董事。彼為香港執業會計師及證券法註冊董事。彼是離岸石油科技博士、中國法律博士、石油工程師及海底科技學會名譽院士。

黃大寧先生，現年四十八歲，於一九八八年獲委任為董事。彼並為科康投資有限公司之董事。黃先生於英國北斯塔弗德什爾理工學院取得商科學士學位。

盧雲龍先生，現年六十一歲，於一九八八年獲委任為董事。彼並為鶴記企業有限公司之主席。盧先生為土木工程師學會會員及香港工程師學會會員，從事建築業工作逾三十年。

Independent Non-Executive Directors

DR. CHAN PO FUN, PETER, aged 80, has been a Director since 1973. He is a practicing Certified Public Accountant in Hong Kong and a registered dealing director. He has a doctorate in Offshore Petroleum Technology and Modern Chinese Law and is currently a member of the Society of Petroleum Engineers and an honorary fellow of the Society for Underwater Technology.

MR. HOUANG TAI NINH, aged 48, has been a Director since 1988. He is also a Director of Forcon Investments Limited. Mr. Houang obtained his Bachelor of Business Studies degree from the Polytechnic of North Staffordshire in the United Kingdom.

MR. LOO WUN LOONG, JOHN, aged 61, has been a Director since 1988. He is also the Chairman of Ngo Kee Enterprises Limited. Mr. Loo is a member of the Institute of Civil Engineers and the Hong Kong Institution of Engineers. He has over 30 years of experience in the construction industry.

高層管理人員

陳紹祥先生，現年五十二歲，為中港混凝土有限公司之執行董事。彼主要負責中港混凝土有限公司之整體企業政策及日常業務。陳先生經營混凝土業務逾二十年。彼曾任職於著名英資建築材料集團超過十三年，先後出任多個要職。陳先生並為廣東省政協委員。陳先生於一九九七年八月加入本集團。

張小綾小姐，現年四十歲，為本集團財務總監。張小姐持有英國紐卡斯爾大學工商管理學碩士學位。彼分別為英國特許公認會計師公會之資深會員、香港會計師公會及加拿大註冊會計師之會員。張小姐曾任職於一間國際會計師行逾達十三年。張小姐於二零零一年一月加入本集團。

關博文先生，現年四十三歲,為本集團地產部高級經理。關先生持有倫敦格林尼治大學之測量系學士學位及香港城市大學之公司管理學深造文憑及金融學碩士,並擁有逾十年物業發展之經驗。關先生亦為香港註冊專業測量師、註冊認可人仕及英國特許秘書及行政人員公會會員。關先生於一九九一年十一月加入本集團。

劉健成先生，現年四十六歲，為本集團審計部總經理。劉先生分別擁有會計學士、工商管理碩士及資訊管理碩士學位，亦為加拿大註冊會計師及美國公認內部審計師。劉先生具有豐富之會計、內部監制及營運檢討經驗。劉先生於二零零年二月加入本集團。

Senior Management

MR. CHAN SIU CHEUNG, HOWARD, aged 52, is an Executive Director of Redland Concrete Limited. He is principally responsible for formulating the overall corporate policy and business strategy, as well as managing the daily operation of Redland Concrete Limited. Mr. Chan has over 20 years of experience in the ready mixed concrete industry. Prior to that, he held a number of key positions in a leading British building material company for over 13 years. Mr. Chan is a member of the Guandong Provincial Committee of the Chinese People's Political Consultative Conference. Mr. Chan joined the Group in August, 1997.

MS. CHEUNG SIU LING, PANDORA, aged 40, is the Financial Controller of the Group. She holds a MBA degree from the University of Newcastle in the United Kingdom. Ms. Cheung is respectively a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants and the Certified General Accountants' Association of Canada. She previously worked with an international accounting firm for over 13 years. Ms. Cheung joined the Group in January, 2001.

MR. KWAN POK MAN, DANIEL, aged 43, is the Senior Manager of the Group's Property Division. He received his Bachelor's degree in Surveying from the University of Greenwich in London and a post-graduate diploma in Corporate Administration and a Master's degree in Finance from the City University of Hong Kong, with over 10 years of experience in property development and construction. He is a Registered Professional Surveyor, an Authorized Person and an associate member of The Institute of Chartered Secretaries and Administrators. Mr. Kwan joined the Group in November, 1991.

MR. LAU KIN SHING, CHARLES, aged 46, is the General Manager of the Group's Internal Audit Department. Mr. Lau holds a Bachelor's degree in Accounting and Master's degree in Business Administration as well as in Information System Management. He is a Canadian Certified General Accountant and U.S. Certified Internal Auditor. He has extensive experience in internal auditing, financial management and operations review. Mr. Lau joined the Group in February, 2000.



廖綺雲小姐，現年四十三歲，為本集團法律及公司秘書部主管。廖小姐持有香港大學法律學士學位，為執業律師。廖小姐於二零零零年一月加入本集團。

MS. LIVASIRI, ANKANA, aged 43, is Head Legal Advisor of the Group's Legal and Secretarial Department. She is a solicitor and holds a Bachelor of Laws degree from the University of Hong Kong. Ms. Livasiri joined the Group in January, 2000.

唐旭東先生，現年四十二歲，為華潤思捷實業有限公司的董事總經理。華潤思捷實業有限公司乃本集團與思捷有限公司成立之合營公司，主要分銷服裝、時裝配飾及化妝品。唐先生持有中國遼寧大學工商系學士學位及中國人民大學經濟學碩士學位。彼在國內零售業擁有豐富經驗。在加入本集團之前，唐先生曾任職於國內一間享負盛名專售皮革產品的分銷連鎖店。唐先生並為上海市長寧區政協委員。唐先生於一九九七年十一月加入本集團。

MR. TANG XU DONG, aged 42, the Chief Executive Officer of CRE Esprit Limited, a joint venture between the Group and Esprit, specializes in the distribution of apparel, fashion accessories and cosmetics. Mr. Tang holds a Bachelor of Business degree from the Liaoning University in China and a Master of Economics degree from the People's University of China. He has extensive experience in the retail industry in China. Prior to joining the Group, Mr. Tang was with a reputable retail chain in China, engaged in the distribution of leather products. He is also a member of the Shanghai Changning District's Chinese People's Political Consultative Committee. Mr. Tang joined the Group in November, 1997.

曾偉民先生，現年六十歲，為沙田冷倉有限公司之總經理。曾先生持有管理學文憑。在加入本集團之前，彼曾於多間大型冷倉擔任要職。曾先生具有逾二十年之冷倉管理工作經驗，現主要負責制定冷倉業務之整體發展策略。曾先生於一九九七年七月加入本集團。

MR. TSANG WAI MAN, aged 60, is the General Manager of Sha Tin Cold Storage Company Limited. Mr. Tsang holds a diploma in Corporate Management. Before joining the Group, Mr. Tsang held key management positions in a number of large cold storage companies in Hong Kong. He has over 20 years of experience in cold storage warehouse management and is currently responsible for formulating business development strategy for the cold storage operation. Mr. Tsang joined the Group in July, 1997.

王春先生，現年四十歲，現任華創地產代理有限公司之董事。彼持有中國天津商學院企業管理學學士學位及美國舊金山大學之工商管理學碩士學位。王先生亦持有地產代理(個人)牌照，擁有逾五年之租務及物業管理經驗。王先生於二零零零年一月加入本集團。

MR. WANG CHUN, aged 40, is the Director of CRE Real Estate Agency Limited. Mr. Wang has a Bachelor's degree in Enterprises Management from Tianjin Institute of Commerce in China and a Master of Business Administration degree from the University of San Francisco in the United States. He holds an Estate Agent's License (Individual) and has over five years of experience in leasing and property management. Mr. Wang joined the Group in January, 2000.

張廣齡先生，現年三十七歲，為百適企業有限公司之總經理。彼持有中國黑龍江商學院工程學學士學位及美國舊金山大學之工商管理碩士學位。張先生具有逾十年之貨倉及冷倉管理經驗，現為沙田冷倉有限公司之執行董事。張先生於一九九四年一月加入本集團。

MR. ZHANG GUANGLING, aged 37, is the Managing Director of Pak Sik Enterprises Limited. Mr. Zhang obtained his Bachelor of Civil Engineering degree from Hei Long Jiang Institute of Commerce in China and a Master of Business Administration degree from the University of San Francisco in the United States. He has over 10 years of experience in godown and cold storage management and is currently an Executive Director of Sha Tin Cold Storage Company Limited. Mr. Zhang joined the Group in January, 1994.

董事局報告
REPORT OF THE DIRECTORS

董事局仝人欣然將截至二零零一年十二月三十一日止年度之報告及經審核財務報告呈列股東覽閱。

The directors have pleasure in presenting to the shareholders their report and the audited financial statements for the year ended 31st December 2001.

主要業務

本公司之主要業務為物業投資及投資控股，其主要附屬公司及聯營公司之業務刊載於第116頁至第124頁。本集團主要業務及地區性業務之業績已分別載列於本財務報告附註三及七內。

Principal Activities

The principal activities of the Company are property investment and investment holding. The activities of its principal subsidiaries and associates are shown on pages 116 to 124. An analysis of the Group's performance for the year by business and geographical segments is set out in notes 3 and 7 to the financial statements, respectively.

集團溢利

本集團截至二零零一年十二月三十一日止年度之溢利刊載於第51頁之綜合損益表內。

Group Profit

The consolidated profit and loss account is set out on pages 51 and shows the Group's profit for the year ended 31st December 2001.

股息

本公司已於年內向股東派發中期股息每股港幣8仙，為數港幣161,100,000元。董事局現建議宣派末期股息每股港幣10仙，約為數港幣201,500,000元。此股息將於二零零二年七月二日或前後派發予所有於二零零二年六月三日名列普通股股東名冊之股東。

Dividends

An interim dividend of HK8 cents per share amounting to HK$161.1 million was paid to shareholders during the year. The directors recommend the declaration of a final dividend of HK10 cents per share amounting to approximately HK$201.5 million payable on or about 2nd July 2002 to all persons registered as holders of ordinary shares on 3rd June 2002.

固定資產

本年度內固定資產之變動情況載於財務報告附註十四。

Fixed Assets

Movements in fixed assets during the year are set out in note 14 to the financial statements.

物業

本集團擁有之主要物業概要刊載於第125頁至第133頁。

Properties

A schedule of the principal properties of the Group is set out on pages 125 to 133.

股本

本年度內股本之變動情況刊載於財務報告附註二十八。

Share Capital

Movements in share capital during the year are set out in note 28 to the financial statements.

儲備

本公司及本集團儲備於本年度之變動情況刊載於財務報告附註二十九。

結算日後事項

本公司結算日後事項之詳情刊載於財務報告附註三十六。

購股權計劃

本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標。

舊計劃

直至二零零二年一月三十一日仍然存續之購股權計劃(「舊計劃」)之有效期本於二零零二月九月十六日終止。基於香港聯合交易所有限公司證券上市規則(「上市規則」)中若干之改動及舊計劃將告終止，董事建議並已於二零零二年一月三十一日股東大會上獲股東通過提前終止舊計劃及採納新購股權計劃(「新計劃」)。新計劃之詳情已詳列於其後部份—「新計劃」內。舊計劃之合資格參與者均屬本公司及其附屬公司之僱員(包括本公司董事)。

舊計劃准許授出之購股權在行使時，已發行及可予發行之股份最多不超過二零零一年九月一日前適用之上市規則准許的上限。

承授人可於批授購股權之要約提出之日起二十八天內，支付港幣1元的象徵式代價接納要約。購股權之歸屬期及行使期由董事會釐定，但行使期由接納授出購股權之日起計不得超過十年。

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 29 to the financial statements.

Subsequent Event

Details of subsequent event of the Company are set out in note 36 to the financial statements.

Share Option Schemes

The Company operates share option schemes for the purpose of promoting additional commitment and dedication to the objectives of the Company by participants.

Old Scheme

The share option scheme which subsisted until 31st January 2002 was originally due to expire on 16th September 2002 ("Old Scheme"). As a result of certain changes to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited ("Listing Rules") and the maturity date of the Old Scheme, the directors proposed and the shareholders in general meeting approved on 31st January 2002 the early termination of the Old Scheme and the adoption of a new share option scheme ("New Scheme"). Brief details of the New Scheme are set out in the sub paragraph headed "New Scheme" below. Eligible participants of the Old Scheme were the employees of the Company and its subsidiaries (including the directors of the Company).

The maximum number of shares issued and permitted to be issued on the exercise of options under the Old Scheme and to be granted to each participant does not exceed the maximum limit as permitted by the Listing Rules applicable before 1st September 2001.

The offer of a grant of share options may be accepted within 28 days from the date of the offer together with the payment of nominal consideration of HK$1 in total by the grantee. The vesting and exercise period of the share options is determinable by the board of directors but the exercise period will not exceed a period of ten years immediately after acceptance of grant.

購股權的行使價由董事局全權釐定，但不得超過二零零一年九月一日前適用之上市規則所准許的上限。

The exercise price of the share options is determinable at the entire discretion of the board of directors, but will not exceed the maximum discount permitted by the Listing Rules applicable prior to 1st September 2001.

董事認為並不適宜呈列所有於截至二零零一年十二月三十一日止年度內根據舊計劃所授出之購股權之價值。一般獲接受之定價模式是假設購股權可以轉讓，故此不適用於本公司之任何購股權計劃。同時，有鑑於舊計劃的終止，董事相信，建基於此基準及假設之購股權價值並無意義，並會誤導股東。

The directors do not consider it is appropriate to state the value of all share options granted under the Old Scheme during the year ended 31st December 2001. The generally accepted pricing models value options that are transferable is not permitted under the Old Scheme and the New Scheme of the Company. In addition, on termination of the Old Scheme, the directors believe that the calculation of the value of the share options on such basis and assumptions would not be meaningful and would be misleading to the shareholders.

以下是本公司根據舊計劃所授出予本公司董事的購股權詳情，該等購股權可於授出之日起不超過十年之期間行使：

Summary of options granted to the directors of the Company under the Old Scheme, which are exercisable at any time during the period not exceeding ten years from the grant date:

				購股權數目[1] Number of share options[1]				本公司股份價格[2] Price of Company's shares[2]	
董事	Director	授出日期 Date of grant	行使價 港幣 Exercise Price HK$	於二零零一年一月一日尚未行使 outstanding at 1/1/2001	於年度內授出 granted during the year	於年度內行使 exercised during the year	於二零零一年十二月三十一日尚未行使 outstanding at 31/12/2001	已授出之購股權 港幣 For options granted HK$	已行使之購股權 港幣 For options exercised HK$
寧高寧	Ning Gaoning	11/05/1996	3.856	3,300,000	—	—	3,300,000	—	—
		17/11/1997	14.300	1,200,000	—	—	1,200,000	—	—
		20/06/2000	7.190	3,300,000	—	—	3,300,000	—	—
陳樹林	Chen Shulin	21/11/2000	7.080	1,186,000	—	—	1,186,000	—	—
		21/11/2000	10.860	442,000	—	—	442,000	—	—
		21/11/2000	11.950	884,000	—	—	884,000	—	—
喬世波	Qiao Shibo	02/04/2001	8.43	—	1,800,000	—	1,800,000	10.350	—
閻飈	Yan Biao	11/05/1996	3.856	1,700,000	—	—	1,700,000	—	—
		17/11/1997	14.300	1,000,000	—	—	1,000,000	—	—
		20/06/2000	7.190	3,000,000	—	—	3,000,000	—	—
姜智宏	Keung Chi Wang, Ralph	17/11/1997	14.300	500,000	—	—	500,000	—	—
		20/06/2000	7.190	2,000,000	—	600,000	1,400,000	—	12.147
劉百成	Lau Pak Shing	17/11/1997	14.300	500,000	—	—	500,000	—	—
		20/06/2000	7.190	1,000,000	—	—	1,000,000	—	—
陳威武	Chan Wai Mo	13/10/1999	8.480	300,000	—	—	300,000	—	—
		20/06/2000	7.190	1,000,000	—	200,000	800,000	—	12.700
王群	Wang Qun	11/05/1996	3.856	200,000	—	160,000	40,000	—	13.300
		06/01/2000	9.790	800,000	—	400,000	400,000	—	13.350
		20/06/2000	7.190	800,000	—	400,000	400,000	—	13.300
鍾義	Zhong Yi	11/05/1996	3.856	80,000	—	—	80,000	—	—
		20/06/2000	7.190	1,500,000	—	—	1,500,000	—	—
盧海安	Lu An	07/12/1998	8.980	600,000	—	400,000	200,000	—	12.200
		20/06/2000	7.190	1,500,000	—	730,000	770,000	—	12.204
許志明 (於二零零一年十一月十三日離任)	Xu Zhiming (Resigned on 13th November, 2001)	13/10/1999	8.480	1,500,000	—	—	1,500,000	—	—

1. 於本年度內已授予董事之購股權並無失效或註銷。

2. 已授出之購股權所披露之本公司股份價格，為緊接各購股權授出日期前之交易日於香港聯合交易所有限公司(「聯交所」)所報收市價。已行使之購股權行使當日所披露之本公司股份價格，為該披露類別內就所有購股權之行使而在聯交所所報收市價之加權平均數。

1. No options granted to directors lapsed or cancelled during the year.

2. The price of the Company's shares disclosed for options granted is the closing price quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the trading day immediately prior to the date of the grant of the respective options. The price of the Company's shares disclosed as at the date of exercise of options is the weighted average of the closing prices quoted on the Stock Exchange over all exercises of options.

以下是本公司授出予本集團僱員的購股權詳情。在一般情況下，承授人於接納要約後每年可行使部分購股權以認購所涉股份之20%至$33^1/_3$%。

Summary of options granted to employees of the Group are set out below. Generally, between 20% and $33^1/_3$% of shares to be issued under an option will be exercisable in each calender year after the acceptance of a grant.

授出日期 Date of grant	行使價 港幣 Exercise Price HK$	購股權數目[1] Number of share options[1] 於二零零一年一月一日尚未行使 outstanding at 1/1/2001	於年度內授出 granted during the year	於年度內行使 exercised during the year	於二零零一年十二月三十一日尚未行使 outstanding at 31/12/2001	本公司股份價格[2] Price of Company's shares[2] 已授出之購股權 港幣 For options granted HK$	已行使之購股權 港幣 For options exercised HK$
11/05/1996	3.856	3,880,000	—	850,000	3,030,000	—	11.677
17/11/1997	14.300	700,000	—	—	700,00	—	—
07/12/1998	8.980	4,110,000	—	1,832,000	2,278,000	—	12.391
13/10/1999	8.480	50,000	—	30,000	20,000	—	13.300
06/01/2000	9.790	500,000	—	330,000	170,000	—	12.667
18/02/2000	9.590	2,000,000	—	—	2,000,000	—	—
20/06/2000	7.190	9,926,400	—	3,083,400	6,843,000	—	12.712
17/02/2000	8.860	1,000,000	—	78,000	922,000	—	12.774
14/08/2000	9.670	1,000,000	—	—	1,000,000	—	—
22/08/2000	9.720	240,000	—	—	240,000	—	—
21/11/2000	7.080	8,923,000	—	2,805,000	6,118,000	—	10.769
21/11/2000	9.290	214,000	—	—	214,000	—	—
21/11/2000	10.820	1,026,000	—	—	1,026,000	—	—
21/11/2000	10.860	46,000	—	—	46,000	—	—
21/11/2000	11.730	800,000	—	—	800,000	—	—
21/11/2000	11.950	940,000	—	142,000	798,000	—	12.800
11/01/2001	8.730	—	500,000	100,000	400,000	11.200	13.000
02/04/2001	8.430	—	8,140,000	362,000	7,778,000	10.350	12.549
30/07/2001	9.120	—	400,000	—	400,000	11.900	—

1. 於本年度內已授予僱員之購股權並無失效或註銷。

2. 已授出之購股權所披露之本公司股份價格，為緊接各購股權授出日期前之交易日於聯交所所報收市價。已行使之購股權行使當日所披露之本公司股份價格，為該披露類別內就所有購股權之行使而在聯交所所報收市價之加權平均數。

1 No options granted to employees lapsed or cancelled during the year.

2. The price of the Company's shares disclosed for options respective granted is the closing price quoted on the Stock Exchange on the trading day immediately prior to the date of the grant of the respective options. The price of the Company's shares disclosed as at the date of exercise of options is the weighted average of the closing prices quoted on the Stock Exchange over all exercises of options.

新計劃

本公司根據於二零零二年一月三十一日股東通過之普通決議案採納新計劃，而除非註銷或修改，新計劃由採納日期起計有效期為十年。本公司董事局可向合資格參與者授出購股權，該等合資格參與者包括本集團之執行或非執行董事、由本集團之任何僱員、執行或非執行董事所設立的全權信託之任何信託體、本集團之專家顧問、專業顧問及其他顧問之行政人員和僱員、本公司行政總裁或主要股東、本集團之聯營公司、本公司之董事、行政總裁或主要股東的聯繫人、及主要股東的僱員。

根據新計劃及舊計劃授出但尚未行使之購股權在悉數行使時可予發行之股份總數，及根據兩計劃將會授出之所有購股權在行使時予以發行之股份最高數目以及各參與者根據兩計劃可獲之最高數目(包括授予本公司董事、行政總裁或主要股東或彼等各自之任何聯繫人之購股權)，相當於當時實行的上市規則所准許的上限。於本年報之日期，根據新計劃可發行之股份總數達152,391,821股，約佔本公司已發行股本之7.35%。

承授人可於批授購股權之要約提出之日起二十八天內，支付港幣1元的代價接納要約。授出的購股權的歸屬及行使期由董事局全權釐定，但行使期由接納授出購股權之日期起計不得超過十年。

購股權之行使價由董事局絕對酌情決定，惟須符合當時實行的上市規則的規定。

New Scheme

The Company's New Scheme was adopted by the shareholders pursuant to an ordinary resolution passed on 31st January 2002, and unless otherwise cancelled or amended, will be valid and effective for a period of ten years from the date of adoption. The board of directors of the Company may grant options to eligible participants including executive or non-executive directors of the Group, any discretionary object of a discretionary trust established by any employee, executive or non-executive directors of the Group, any executives and employees of consultants, professional and other advisors to the Group, chief executive, substantial shareholder of the Company, associated companies of the Group, associates of director, chief executive and substantial shareholder of the Company, and employees of substantial shareholder.

The total number of shares that may be issued upon exercise of all options granted and yet to be exercised under the share option schemes of the Company and the maximum number of shares that may be issued upon exercise of all options to be granted thereunder and the maximum entitlement of each participant under the New Scheme (including options to be granted to the directors, chief executive or substantial shareholder of the Company, or any of their respective associates) is respectively equivalent to the maximum limit permitted under the prevailing Listing Rules. As at the date of the annual report, the total number of shares available for issue under the New Scheme is 152,391,821 shares and represent 7.35% of the issued share capital of the Company.

The offer of a grant of share options may be accepted within 28 days from the date of the offer together with the payment of HK$1 in total by the grantee. The vesting and exercise period of the share options granted is determinable at the entire discretion of the board of directors but the exercise period will not exceed a period of ten years immediately after acceptance of grant .

Subject to the requirements of the prevailing Listing Rules, the exercise price of the share options is determinable by the board of directors at its absolute discretion.

本集團其他購股權計劃

一項可授予五豐行有限公司(「五豐行」)董事及僱員之購股權計劃是經由當時之股東於一九九五年十月五日批准及採納。五豐行於二零零一年四月十八日當日或前後成為本公司之全資附屬公司後，該計劃亦於二零零一年四月三十日終止。於本公司之財務年度初，該計劃並無尚未行使之購股權。自二零零一年一月一日起至該購股權終止日，並無五豐行購股權被發行、行使、註銷及失效。

Other Share Option Scheme of the Group

A share option scheme for the directors and employees of Ng Fung Hong Limited ("NFH") was approved and adopted by the then shareholders on 5th October 1995. On or about 18th April 2001, NFH became a wholly owned subsidiary of the Company and on 30th April 2001, the share option scheme was terminated. As at the beginning of the financial year of the Company, there is no outstanding option and no share options were issued, exercised, cancelled or lapsed from 1st January 2001 to the date of termination of such share option scheme.

慈善捐款

本年度內本集團之捐款合共約為港幣53,000元。

Charitable Donations

Donations by the Group during the year amounted to approximately HK$53,000.

董事

本年度內及至本報告日期董事芳名如下：

名譽主席

谷永江先生 (於二零零二年四月四日離任)

主席

寧高寧先生

副主席兼董事總經理

宋　林先生 (於二零零一年十一月二十六日獲委任為副主席兼董事總經理)

董事副總經理

陳樹林先生 (於二零零一年十一月二十六日獲委任為董事副總經理)

喬世波先生 (於二零零一年十一月二十六日獲委任為董事副總經理)

閻　飈先生 (於二零零一年十一月二十六日獲改任為董事副總經理)

姜智宏先生

Directors

The directors who held office during the year and up to the date of this report were as follows:

Honorary Chairman

Mr. Gu Yongjiang (Resigned on 4th April 2002)

Chairman

Mr. Ning Gaoning

Deputy Chairman and Managing Director

Mr. Song Lin (Appointed as Deputy Chairman and Managing Director on 26th November 2001)

Deputy Managing Directors

Mr. Chen Shulin (Appointed as Deputy Managing Director on 26th November 2001)

Mr. Qiao Shibo (Appointed as Deputy Managing Director on 26th November 2001)

Mr. Yan Biao (Re-designated as Deputy Managing Director on 26th November 2001)

Mr. Keung Chi Wang, Ralph

董事

劉百成先生	(執行董事)
陳威武先生	(執行董事)
王　群先生	(執行董事)
鍾　義先生	(執行董事)
鄺文謙先生	(執行董事，於二零零二年二月十八日獲委任)
盧海安先生	(執行董事，於二零零二年一月十四日離任)
蔣　偉先生	(非執行董事)
謝勝喜先生	(非執行董事，於二零零一年八月二十八日獲委任)
許志明先生	(非執行董事，於二零零一年十一月十三日離任)
陳普芬博士	(獨立非執行董事)
黃大寧先生	(獨立非執行董事)
盧雲龍先生	(獨立非執行董事)

根據本公司組織章程細則第一百一十條規定，閻飈先生、劉百成先生、陳威武先生、王群先生及鍾義先生依章輪席告退，如再度在應屆之股東週年大會中獲選，願意繼續連任。

根據本公司組織章程細則第一百一十五條規定，宋林先生、喬世波先生、鄺文謙先生及謝勝喜先生依章輪席告退，如再度在應屆之股東週年大會中獲選，願意繼續連任。

董事及高層管理人員之簡歷

董事及高層管理人員簡歷刊載於第28頁至第33頁。

董事之證券權益

於二零零一年十二月三十一日，陳普芬博士個人實益擁有本公司506,000股普通股之權益及以受託人身份持有本公司70,000股普通股。

Directors

Mr. Lau Pak Shing	(Executive Director)
Mr. Chan Wai Mo	(Executive Director)
Mr. Wang Qun	(Executive Director)
Mr. Zhong Yi	(Executive Director)
Mr. Kwong Man Him	(Executive Director, appointed on 18th February 2002)
Mr. Lu An	(Executive Director, resigned on 14th January 2002)
Mr. Jiang Wei	(Non-executive Director)
Mr. Xie Shengxi	(Non-executive Director, appointed on 28th August 2001)
Mr. Xu Zhiming	(Non-executive Director, resigned on 13th November 2001)
Dr. Chan Po Fun, Peter	(Independent non-executive Director)
Mr. Houang Tai Ninh	(Independent non-executive Director)
Mr. Loo Wun Loong, John	(Independent non-executive Director)

In accordance with Article 110 of the Company's Articles of Association, Mr. Yan Biao, Mr. Lau Pak Shing, Mr. Chan Wai Mo, Mr. Wang Qun and Mr. Zhong Yi retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

In accordance with Article 115 of the Company's Article of Association, Mr. Song Lin, Mr. Qiao Shibo, Mr. Kwong Man Him and Mr. Xie Shengxi retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

Biographical Details of Directors and Senior Management

Biographical details of directors and senior management are set out on pages 28 to 33.

Directors' Interests in Securities

As at 31st December 2001, Dr. Chan Po Fun, Peter was personally beneficially interested in 506,000 ordinary shares and held as trustee 70,000 ordinary shares in the Company.

同日，若干董事於根據本公司及其母公司集團之附屬公司的購股權計劃所授出可認購股份之購股權中擁有權益：

(1) 根據本公司舊計劃授出之購股權已於上文「購股權計劃」一節內列載。

(2) 根據母公司集團之附屬公司 — 華潤勵致有限公司之購股權計劃所授出的購股權：

At the same date, certain directors had interests in respect of options to subscribe for shares under the share option schemes of the Company and its fellow subsidiary:

(1) Options granted under the Old Scheme of the Company are set out under the section headed "Share Option Schemes" above.

(2) Options granted under the share option scheme of a fellow subsidiary, China Resources Logic Limited:

				購股權數目 Number of share options		
董事	Director	授出日期 Date of grant	行使價 港幣 Exercise price HK$	於年度內授出 granted during the year	於年度內行使 exercised during the year	二零零一年十二月三十一日尚未行使 outstanding at 31/12/2001
宋　林	Song Lin	21/09/2000	0.590	—	—	8,000,000
閻　飈	Yan Biao	04/12/2001	0.790	6,000,000	—	6,000,000

除上述者外，任何董事、主要行政人員或彼等之聯繫人（定義見上市規則）並無實益或非實益擁有本公司現行計劃中可認購股份之購股權之權益、本公司或任何相關法團之任何股本及債務證券權益，而須按證券（披露權益）條例第二十九條記錄於董事權益登記冊內，或根據上市公司董事進行證券交易之標準守則知會本公司及聯交所。

Apart from the foregoing, none of the directors, chief executives or their associates (as defined under the Listing Rules) had any beneficial or non-beneficial interest in respect of options to subscribe for shares under the existing share option scheme of the Company, in the share capital and debt securities of the Company or its associated corporations which is required to be recorded in the Register of Directors' Interests pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

董事之服務合約

董事概無與本公司或其任何附屬公司簽訂任何僱用公司不可於一年內免付補償（法定補償除外）而予以終止之服務合約。

Directors' Service Contracts

None of the directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

董事之合約權益

本公司董事並無在本公司、其附屬公司、其控股公司或其母公司集團之附屬公司所訂立，且於年結日或本年度內任何時間仍然生效之任何重大合約上，直接或間接擁有任何重大權益。

Directors' Interest in Contracts

No contracts of significance to which the Company, its subsidiaries, its holding companies or its fellow subsidiaries were a party and in which a director of the Company had a material interest, either directly or indirectly, subsisted at the end of the year or at any time during the year.

董事於存有競爭之業務中擁有之權益

根據上市規則第8.10條，本公司之董事陳樹林先生披露，於截至二零零一年十二月三十一日止年度，中國華潤總公司收購了四川金華有限公司(「四川金華」)(紡織紗線及產品的生產商及經銷商)之控股權益，該公司之業務與本集團於二零零二年一月三十一日收購之紡織經銷業務存在或可能存在競爭。陳先生本為四川金華之董事，惟於二零零二年三月十一日已離任。於二零零二年一月至三月期間，陳先生因擔任該公司之董事而被視為擁有四川金華的權益。

Directors' Interest in Competing Business

Pursuant to Rule 8.10 of the Listing Rules, Mr. Chen Shulin, a director of the Company, disclosed that during the year ended 31 December 2001, China Resources National Corp. acquired controlling interests in Sichuan Jinhua Co., Ltd ("Sichuan Jinhua"), a manufacturer and distributor of textile yarns and products, which business competes or is likely to compete with the textile distribution operations acquired by the Group on 31st January 2002. Mr. Chen was a director of Sichuan Jinhua and resigned on 11th March 2002. Mr. Chen had an interest in Sichuan Jinhua between January 2002 to March 2002 by virtue of his directorship in such company.

主要股東

根據證券(披露權益)條例第十六條(一)而設立之權益登記冊所載，於二零零一年十二月三十一日申報持有本公司已發行股本10%或以上權益之股東如下：

Substantial Shareholders

The following declaration of interest by shareholders holding 10% or more of the issued share capital of the Company at 31st December 2001 has been recorded in the Register of Interests pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance:

名稱	Name	普通股數目 No. of ordinary shares
中國華潤總公司*	China Resources National Corp.*	1,097,476,475
華潤(集團)有限公司*(「華潤集團」)	China Resources (Holdings) Company Limited* ("CRH")	1,097,476,475

* 華潤集團是本公司的直屬控股公司，而中國華潤總公司則為華潤集團的控股公司，因此，根據證券(披露權益)條例第八條，中國華潤總公司和華潤集團均被視為擁有本公司同等股本權益。

* CRH is the immediate holding company of the Company. China Resources National Corp. is the holding company of CRH. Therefore both China Resources National Corp. and CRH are deemed to have the same interests in the share capital of the Company by virtue of Section 8 of the Securities (Disclosure of Interests) Ordinance.

除上述者外，概無人士登記任何須載入根據證券(披露權益)條例第十六條(一)而設立之權益登記冊內之本公司已發行股本權益。

Apart from the foregoing, no person had registered any interest in the issued share capital of the Company which is required to be recorded in the Register of Interests pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance.

關連交易

1. 於二零零一年七月二十四日，本公司之附屬公司五豐行訂立一項協議，將其於 East World International (Industrial Trading) Limited（「East World」）的55%股本權益出售予 East World 的現有主要股東及董事，分別為陳劍民（佔27%）及陳國慧（佔28%），總代價為港幣10,000,000元。該代價由訂約各方經過公平磋商後按一般商業條款，並參照 East World 近年的業務表現而釐定。出售目的在於變現部份五豐行於非分銷業務之投資，專注於食物分銷業務之發展及拓充。

2. 於二零零一年十一月二十六日，本公司訂立一項買賣協議，內容乃有關本公司以總代價約港幣944,000,000元收購華潤集團所擁有之 China Resources Textiles (BVI) Company Limited（「華潤輕紡集團」）全部已發行股本之事宜。該項代價乃經各方公平磋商，並參考華潤輕紡集團截至二零零零年十二月三十一日止年度之備考合併純利約港幣181,700,000元而釐定。該項代價乃以下列方式支付：(i)本公司於該交易完成日按發行價每股港幣8.37元發行56,300,000股新普通股；及(ii)一筆過支付現金款項港幣約472,800,000元。交易已於二零零二年一月完成。

   華潤輕紡集團主要從事經銷棉、聚酯纖維、胚布以及印染布等紡織品。為了支援經銷業務，華潤輕紡集團亦從事紡紗、織布業務及以「原設備製造商」方式製造成衣。

Connected Transactions

1. On 24th July 2001, NFH, a subsidiary of the Company, entered into an agreement to dispose of its 55% equity interest in East World International (Industrial Trading) Limited ("East World") to the existing substantial shareholders and directors of East World, Messrs. Chan Kim Man (for 27%) and Chan Kwok Wai (for 28%), respectively, for an aggregate consideration of HK$10 million. The consideration was arrived at after arm's length negotiations among the parties thereto on normal commercial terms with reference to East World's business performance in recent years. The purpose of the disposal was to realise parts of NFH's investments in non-distribution businesses and to focus on the development and expansion of its food distribution operation.

2. On 26th November 2001, the Company entered into a sale and purchase agreement in relation to the acquisition by the Company of CRH's entire issued share capital of China Resources Textiles (BVI) Company Limited (the "Textile Group") for an aggregate consideration of approximately HK$944 million. The consideration was arrived at after arm's length negotiation between the parties thereto and with reference to the pro forma combined net profit of the Textile Group for the year ended 31st December 2000 of about HK$181.7 million. The consideration was satisfied by (i) the issue of 56,300,000 new ordinary shares of the Company at an issue price of HK$8.37 per share on completion; and (ii) a lump sum cash payment of about HK$472.8 million. The transaction was completed in January 2002.

   The Textile Group is principally engaged in the distribution of textile products including cotton, polyester fiber, grey cloth and printed fabrics. To support its trading operation, the Textile Group is also engaged in the spinning and weaving operation and manufacture (on OEM basis) of garments.

華潤輕紡集團的成衣原件製造業務預可與本公司在中國的成衣零售業務產生協同優勢。憑藉華潤輕紡集團於製造成衣方面的支持，本公司將能就其零售業務所需而製造更大比例的產品，並增強其營運效率及盈利能力。

The garment OEM business of the Textile Group is expected to generate synergy with the Company's garment retailing business in the Chinese Mainland. With the support of the garment manufacturing capability of the Textile Group, the Company will be able to produce a greater proportion of the products required for its retail operation and enhance its operational efficiency and profitability.

3. 於二零零一年十二月二十一日，本公司全資附屬公司華潤超級市場有限公司訂立一項買賣協議，向北方國際集團天津金星進出口有限公司收購天津華潤超級市場有限公司（「天津超級市場」）的45%股本權益，代價為港幣22,950,000元。北方國際集團天津金星進出口有限公司為天津超級市場的主要股東。

代價乃訂約各方在參考類似公司和業務的市價後，經公平磋商而釐定。

當協議完成時，天津超級市場將成為本公司之全資附屬公司。董事認為在得以控制天津超級市場全部股權後，不單可加快本集團在天津的業務發展，更可藉著與集團在鄰近地區的超級市場業務增加合作，進一步提升經營效率。

3. On 21st December 2001, 華潤超級市場有限公司 ("Huarun Chao Ji Shi Chang You Xian Gong Si"), a wholly owned subsidiary of the Company, entered into a sale and purchase agreement to acquire a 45% equity interest in Tianjin China Resources Supermarket Co., Ltd ("Tianjin Supermarket") at a consideration of HK$22.95 million from 北方國際集團天津金星進出口有限公司 ("Bei Fang Guo Ji Ji Tuan Tian Jin Jin Xing Jin Chu Kou You Xian Gong Si"), a substantial shareholder of Tianjin Supermarket.

The Consideration was arrived at after arm's length negotiations between the parties with reference to market value of similar companies and businesses.

Upon the completion of the agreement, Tianjin Supermarket becomes a wholly owned subsidiary of the Company. By controlling 100% of Tianjin Supermarket, the directors consider that the Group would be able to carry out its business expansion in Tianjin more speedily and operational efficiency would be further enhanced as a result of greater cooperation with the Group's supermarket operation in the nearby region.

4. 年內，若干附屬公司，即 China Resources Petrochems Investments Limited（「CRPIL」）及其附屬公司、Fresh Concepts International Limited（「FCI」）及其附屬公司、五豐行及其附屬公司、百適企業有限公司、沙田冷倉有限公司、中港混凝土有限公司及勝暉投資有限公司曾與關連人士進行若干交易。本公司獨立非執行董事已審閱該等交易，並確認：

   （甲）有關交易乃於本集團一般及日常業務範圍內訂立；

   （乙）該等交易乃按一般商業條款及按公平原則訂立，以及（倘適用）按照該等交易所屬協議之條款訂立，或在無該協議下，按不遜於提供予獨立第三者或獨立第三者所提供之條款訂立；

   （丙）訂立該等交易所按條款對本公司股東而言屬公平合理；及

   （丁）各項有關交易之總值並未超逾聯交所所授豁免內所註明各項有關限額。

4. During the year, certain subsidiaries, namely China Resources Petrochems Investments Limited ("CRPIL") and its subsidiaries, Fresh Concepts International Limited ("FCI") and its subsidiaries, NFH and its subsidiaries, Pak Sik Enterpises Limited, Sha Tin Cold Storage Company Limited, Redland Concrete Limited and Harvest Fair Investment Limited conducted certain transactions with connected parties. The independent non-executive Directors of the Company have reviewed these transactions and confirmed that:

   (a) the transactions have been entered into in the ordinary and usual course of business of the Group;

   (b) the transactions have been entered into on normal commercial terms, and on arm's length basis and, where applicable, in accordance with the terms of the agreements governing such transactions or, where there is no such agreement, on terms no less favourable than terms available to or from independent third parties;

   (c) the transactions have been entered into on terms that are fair and reasonable so far as shareholders of the Company are concerned; and

   (d) the aggregate value of the respective transactions do not exceed the respective maximum amounts as specified in the wavier granted by the Stock Exchange.

此等交易之詳情茲概述如下：

Details of these transactions are summarised as follows.

		港幣千元 HK$'000
中港及附屬公司 *(附註1)*	**Redland and subsidiaries** *(note 1)*	
與若干中港董事為控股股東之公司進行之交易：	Transactions with companies of which certain directors of Redland are controlling shareholders:	
— 原料採購	— Purchase of raw materials	129,602
向母公司集團之附屬公司銷售混凝土	Sales of concrete to a fellow subsidiary	23,712
百適及沙田冷倉 *(附註1)*	**PS & STCS** *(note 1)*	
向母公司集團之附屬公司提供倉貯服務	Provision for godown and storage services to fellow subsidiaries	937
五豐行及附屬公司	**NFH and subsidiaries**	
向中國水產銷售食品 *(附註2)*	Sales of foodstuffs to CNFC *(note 2)*	49,436
向下列公司採購食品	Purchases of foodstuffs from	
— 指定供應商 *(附註3)*	— Designated suppliers *(note 3)*	
— 定額產品	— Quota products	376,513
— 非定額產品	— Non-quota products	23,957
— 母公司集團之附屬公司	— Fellow subsidiaries	5,544
— 中國水產	— CNFC	9,539
向中國水產採購捕撈物品、設備及船隻之淨採購額	Net purchases of fishing supplies, equipment and vessels from CNFC	21,793
向母公司集團之附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to fellow subsidiaries	17,952
向中國水產支付工資	Wages paid to CNFC	106,626
勝暉 *(附註4)*	**Harvest Fair** *(note 4)*	
母公司集團之附屬公司提供之建築服務	Provision of construction services from a fellow subsidiary	300,744
FCI 及附屬公司	**FCI and subsidiaries**	
向母公司集團之附屬公司購買毛巾、床舖用品及針織衣服	Purchase of towers, bedding accessories and knitwear from fellow subsidiaries	11,124
向母公司集團之附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to fellow subsidiaries	31,259
CRPIL及附屬公司	**CRPIL and subsidiaries**	
應付控股公司及母公司集團之附屬公司之儲油服務費	Tank storage services fees payable to a holding company and a fellow subsidiary	141,600
應收控股公司及母公司集團之附屬公司之儲油設施管理費	Storage facilities management fees receivable from a holding company and a fellow subsidiary	19,992
向母公司集團之附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to a fellow subsidiary	6,028

附註：

1. 中港混凝土有限公司(「中港」)、百適企業有限公司及沙田冷倉有限公司(「百適及沙田冷倉」)為本公司之全資附屬公司。

2. 中國水產總公司(「中國水產」)為擁有五豐行之附屬公司—中國國際漁業公司49%少數權益之股東。

3. 此等供應商由對外貿易經濟合作部指定。彼等為本公司若干非全資附屬公司之主要股東。

4. 勝暉投資有限公司(「勝暉」)為本公司之非全資附屬公司，有關服務乃按照建築合約之條款提供。

Notes:

1. Redland Concrete Limited ("Redland"), Pak Sik Enterprises Limited and Sha Tin Cold Storage Company Limited ("PS & STCS") are wholly owned subsidiaries of the Company.

2. CNFC International Fisheries Corp. ("CNFC") is a 49% minority shareholder of China International Fisheries Corp., a subsidiary of NFH.

3. Designated suppliers are suppliers designated by The Ministry of Foreign Trade and Economic Co-operation who are substantial shareholders of non-wholly owned subsidiaries of the Company.

4. Harvest Fair Investment Limited ("Harvest Fair") is a non-wholly owned subsidiary of the Company and the services were carried out in accordance with the terms of the construction contracts.

附屬公司及聯營公司

於二零零一年十二月三十一日，各主要附屬公司及聯營公司之詳細資料刊載於第116頁至第124頁。

Subsidiaries and Associates

Particulars regarding the principal subsidiaries and associates as at 31st December 2001 are set out on pages 116 to 124.

本公司及附屬公司之證券交易

本公司於年內根據舊計劃發行和授出購股權之詳情載於財務報告附註二十八(甲)內。

二零零一年五月三十日，全資附屬公司— Hebe Haven Inc. 發行230,000,000美元二零零六年到期零息可換股債券，詳情載於財務報告附註二十五(甲)內。

本公司或其附屬公司於本年內並無購回、出售或贖回本公司任何上市證券。

Transactions in Securities of the Company and Subsidiaries

The Company issued and granted options under the Old Scheme during the year, details of which are set out in note 28(a) to the financial statements.

On 30th May 2001, Hebe Haven Inc., a wholly owned subsidiary, issued US$230,000,000 zero coupon convertible bonds due 2006, further details of which are set out in note 25(a) to the financial statements.

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

最佳應用守則

除了非執行董事並無指定委任任期而需輪值退任外，本公司在本年度內一直遵守上市規則附錄十四所載之最佳應用守則。

Code of Best Practice

The Company has complied throughout the year with Appendix 14 to the Listing Rules except that non-executive directors have no set term of office but retire from office on a rotational basis.

主要客戶及供應商

本年度內，本集團五大供應商應佔之總購貨額及本集團五大客戶應佔之總營業額分別少於本集團購貨總值及營業總額之30%。

Major Customers and Suppliers

During the year, the respective percentage of the aggregate purchases attributable to the Group's five largest suppliers and the aggregate turnover attributable to the Group's five largest customers was less than 30% of the Group's total value of purchases and total turnover.

五年財務資料摘要

本集團過往五個財政年度之業績及資產負債摘要刊載於第134頁。

Five-Year Financial Summary

A summary of the Group's result and its assets and liabilities for the past five financial years is set out on page 134.

核數師

德勤•關黃陳方會計師行將於應屆股東週年大會任滿告退，並具資格備聘再任。

Auditors

Messrs. Deloitte Touche Tohmatsu will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

承董事局命
主席
寧高寧

香港，二零零二年四月十五日

On behalf of the Board
Ning Gaoning
Chairman

Hong Kong, 15th April 2002

核數師報告
REPORT OF THE AUDITORS

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致華潤創業有限公司全體股東

(於香港註冊成立之有限公司)

本核數師行已完成審核載於第51頁至第124頁按照香港普通採納之會計原則編製之財務報告。

董事及核數師之個別責任

公司條例規定董事須編製真實與公平之財務報告。在編製該等財務報告時，董事必須選擇及貫徹地採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報告表達獨立意見，並向股東作出報告。

意見之基礎

本行是按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告內所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時作出之重大估計和判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況、及是否貫徹應用並足夠地披露該等會計政策。

TO THE SHAREHOLDERS OF CHINA RESOURCES ENTERPRISE, LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 51 to 124 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group consistently applied and adequately disclosed.

本行策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行已衡量該等財務報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本行認為上述財務報告均真實與公平地反映 貴公司及 貴集團於二零零一年十二月三十一日之財政狀況及 貴集團截至該日止年度之溢利及現金流量，並已按照公司條例妥善編製。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零二年四月十五日

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 15th April 2002

綜合損益表
CONSOLIDATED PROFIT AND LOSS ACCOUNT

截至二零零一年十二月三十一日止年度
for the year ended 31st December 2001

		附註 Notes	二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
營業額	Turnover	3	**24,196,490**	16,810,248
銷售成本	Cost of sales		**(19,504,688)**	(12,616,959)
毛利	Gross profit		**4,691,802**	4,193,289
其他收益	Other revenue	4	**513,697**	726,774
銷售及分銷費用	Selling and distribution expenses		**(1,988,926)**	(1,337,533)
一般及行政費用	General and administrative expenses		**(1,194,772)**	(1,085,521)
經營溢利	Profit from operations		**2,021,801**	2,497,009
財務成本	Finance costs	5	**(422,668)**	(391,550)
有關於聯營公司之投資所確認之虧損	Loss recognised in respect of investment in an associate	6	**(292,012)**	—
應佔聯營公司業績	Share of results of associates		**422,559**	611,698
除税前溢利	Profit before taxation	7	**1,729,680**	2,717,157
税項	Taxation	11	**(263,825)**	(262,811)
除税後溢利	Profit after taxation		**1,465,855**	2,454,346
少數股東權益	Minority interests		**(261,048)**	(797,613)
股東應佔溢利	Profit attributable to shareholders		**1,204,807**	1,656,733
股息	Dividends	12	**366,229**	417,572
每股盈利	Earnings per share	13		
基本	Basic		**HK$0.60**	HK$0.83
攤薄	Diluted		**HK$0.59**	HK$0.83

綜合資產負債表
CONSOLIDATED BALANCE SHEET

於二零零一年十二月三十一日
at 31st December 2001

		附註 Notes	二零零一年 港幣千元 **2001** **HK$'000**	二零零零年 港幣千元 2000 HK$'000 (重列) (Restated)
非流動資產	**Non-current assets**			
固定資產	Fixed assets	14	**11,232,754**	9,890,833
無形資產	Intangible assets	15	**962,780**	164,990
於聯營公司之權益	Interests in associates	17	**3,203,171**	3,296,923
其他投資	Other investments	18	**81,749**	81,682
預付款項	Prepayments	19	**388,800**	410,400
			15,869,254	13,844,828
流動資產	**Current assets**			
存貨	Stocks	20	**2,197,371**	1,751,233
貿易及其他應收款項	Trade and other receivables	21	**2,671,743**	2,262,002
可退回税項	Taxation recoverable		**15,365**	34,857
現金寄存律師專用戶口	Stakeholder accounts		**29,264**	512,754
已質押銀行存款	Pledged bank deposits		**12,136**	142,100
現金及銀行結存	Cash and bank balances		**5,883,818**	6,853,916
			10,809,697	11,556,862
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	22	**(4,081,247)**	(4,974,287)
短期貸款	Short term loans	24	**(2,592,128)**	(1,971,758)
應付税項	Taxation payable		**(95,741)**	(65,778)
			(6,769,116)	(7,011,823)
流動資產淨值	**Net current assets**		**4,040,581**	4,545,039
總資產減流動負債	**Total assets less current liabilities**		**19,909,835**	18,389,867
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities	25	**(5,018,034)**	(4,706,605)
遞延税項	Deferred taxation	26	**(36,574)**	(34,655)
			14,855,227	13,648,607
少數股東權益	**Minority interests**	27	**(2,867,842)**	(2,889,160)
			11,987,385	10,759,447
資本及儲備	**Capital and reserves**			
股本	Share capital	28	**2,015,550**	1,988,785
儲備	Reserves	29	**9,971,835**	8,770,662
			11,987,385	10,759,447

寧高寧 Ning Gaoning
董事 Director

陳普芬 Chan Po Fun, Peter
董事 Director

資產負債表
BALANCE SHEET

於二零零一年十二月三十一日
at 31st December 2001

		附註 Notes	二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000 (重列) (Restated)
非流動資產	**Non-current assets**			
固定資產	Fixed assets	14	**56,021**	53,243
於附屬公司之權益	Interests in subsidiaries	16	**13,226,486**	12,053,779
於聯營公司之權益	Interests in associates	17	**1,808,836**	2,173,904
			15,091,343	14,280,926
流動資產	**Current assets**			
物業	Stocks	20	**3,000**	3,000
貿易及其他應收款項	Trade and other receivables	21	**40,432**	841,253
現金及銀行結存	Cash and bank balances		**392,491**	266,537
			435,923	1,110,790
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	22	**(35,703)**	(87,800)
短期貸款	Short term loans	24	**—**	(585,000)
應付稅項	Taxation payable		**(7,526)**	(7,517)
			(43,229)	(680,317)
流動資產淨值	**Net current assets**		**392,694**	430,473
			15,484,037	14,711,399
資本及儲備	**Capital and reserves**			
股本	Share capital	28	**2,015,550**	1,988,785
儲備	Reserves	29	**13,468,487**	12,722,614
			15,484,037	14,711,399

寧高寧 Ning Gaoning
董事 Director

陳普芬 Chan Po Fun, Peter
董事 Director

綜合現金流量表
CONSOLIDATED CASH FLOW STATEMENT

截至二零零一年十二月三十一日止年度
for the year ended 31st December 2001

		附註 Notes	二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
經營業務之現金流入淨額	**Net cash inflow from operating activities**	30A	**1,760,227**	3,815,600
投資回報及融資費用	**Returns on investments and servicing of finance**			
已收其他投資股息	Dividends received from other investments		**12,888**	1,682
已收聯營公司股息	Dividends received from associates		**1,106,443**	586,870
已付股息	Dividends paid		**(462,992)**	(297,790)
已付附屬公司少數股東股息	Dividends paid to minority shareholders of subsidiaries		**(400,787)**	(1,192,181)
已付融資租約之利息	Interest on finance leases paid		**(4,079)**	(5,320)
已收利息	Interest received		**257,107**	425,920
已付利息	Interest paid		**(360,862)**	(378,757)
投資回報及融資費用之現金流入／(流出)淨額	**Net cash inflow/(outflow) from returns on investments and servicing of finance**		**147,718**	(859,576)
稅項	**Taxation**			
已付香港利得稅	Hong Kong Profits Tax paid		**(109,218)**	(166,194)
已付中國內地所得稅	Chinese Mainland income tax paid		**(47,935)**	(33,615)
已付海外利得稅	Overseas profits tax paid		**(2,106)**	(532)
已付稅項	**Tax paid**		**(159,259)**	(200,341)
投資活動	**Investing activities**			
購入固定資產	Purchase of fixed assets		**(583,522)**	(1,063,670)
銀行存款質押作為三個月以上到期之短期銀行貸款之抵押	Bank deposits pledged for short term bank loans with maturity over 3 months		**129,964**	(107,942)
出售附屬公司	Disposal of subsidiaries	30B	**4,050**	(192,619)
出售聯營公司	Disposal of associates		**264,096**	—
收購附屬公司／業務(減除收購所得之現金及現金等值)	Acquisition of subsidiaries/business (net of cash and cash equivalents acquired)	30C	**(681,532)**	(505,095)
支付增購附屬公司權益款項	Payment of purchase of interests in subsidiaries		**(1,726,039)**	(1,649,271)
收購及墊款予聯營公司	Purchase of and advances (to)/from associates		**(862,814)**	2,530
購入其他投資	Purchase of other investments		**—**	(6,789)
其他投資之出售與還款所得款項	Proceeds from disposal of and repayment from other investments		**2,053**	—
出售固定資產所得款項	Proceeds from disposal of fixed assets		**10,557**	86,114
投資活動之現金流出淨額	**Net cash outflow from investing activities**		**(3,443,187)**	(3,436,742)

		附註 Notes	二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
融資前之現金流出淨額	**Net cash outflow before financing**		**(1,694,501)**	(681,059)
融資	**Financing**	30D		
發行普通股本減費用	Issue of ordinary share capital less expenses		**93,391**	12,812
自銀行及其他借貸所得款項	Proceeds from bank and other borrowings		**2,711,662**	3,934,592
償還貸款	Repayment of loans		**(2,350,193)**	(2,664,107)
融資租賃付款之資本部份	Capital element of finance lease rental payments		**(11,918)**	(8,389)
少數股東權益	Minority interests		**283,219**	213,491
融資之現金流入淨額	**Net cash inflow from financing**		**726,161**	1,488,399
現金及現金等值(減少)／增加	**(Decrease)/Increase in cash and cash equivalents**		**(968,340)**	807,340
於一月一日之現金及現金等值	**Cash and cash equivalents at 1st January**		**6,848,276**	6,040,936
於十二月三十一日之現金及現金等值	**Cash and cash equivalents at 31st December**		**5,879,936**	6,848,276
現金及現金等值結餘之分析	**Analysis of the balances of cash and cash equivalents**			
現金及銀行結存	Cash and bank balances		**5,883,818**	6,853,916
短期銀行貸款及透支	Short term bank loans and overdrafts		**(3,882)**	(5,640)
			5,879,936	6,848,276

綜合確認收益及虧損表
CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

截至二零零一年十二月三十一日止年度
for the year ended 31st December 2001

		二零零一年 港幣千元 **2001** **HK$'000**	二零零零年 港幣千元 2000 HK$'000
物業重估變動	Changes on revaluation of properties		
一年內出現之(虧絀)/盈餘	— (deficit)/surplus arising during the year	**(25,545)**	34,280
折算貨幣差額	Currency translation differences		
一年內出現差額	— amount arising during the year	**(1,276)**	31
一出售附屬公司及聯營公司	— disposal of subsidiaries and associates	**(226)**	(14,263)
未於綜合損益表內確認之(虧損)/收益淨額	Net (losses)/gains not recognised in the consolidated profit and loss account	**(27,047)**	20,048
股東應佔溢利	Profit attributable to shareholders	**1,204,807**	1,656,733
確認淨收益總額	Total net recognised gains	**1,177,760**	1,676,781
收購產生之商譽淨額	Net goodwill on acquisition	**—**	(1,784,854)
因出售附屬公司及聯營公司而調撥之商譽	Goodwill released upon disposal of subsidiaries and associates	**290,697**	161,652
		1,468,457	53,579
處理擬派股息之會計政策轉變之影響	Effect of change in accounting policy in respect of the treatment of proposed dividends		
一一月一日保留溢利增加	— increase in retained profits at 1st January	**—**	178,536

財務報告附註
NOTES TO THE FINANCIAL STATEMENTS

一. 一般事項

甲 最終控股公司

本公司乃一間於香港註冊成立之上市公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。董事認為於二零零一年十二月三十一日的最終控股公司是一間於中國內地成立的公司－中國華潤總公司。

乙 財務報告編製基準

財務報告乃遵照截至二零零一年十二月三十一日止年度適用的香港會計實務準則(「會計實務準則」)而編製。除下文附註二主要會計政策特別指明外，財務報告乃根據過往成本慣例編製。

丙 會計政策之變動

(甲) 股息

根據會計實務準則第九號(經二零零一年一月修訂)－「結算日後事項」，本集團不再將結算日後擬派或宣派的股息確認為結算日的負債。此項會計政策變動已應用於前期賬目，故此所提呈的比較數字已經重列，以符合經修改的政策。此項變動將本集團於一九九九年及二零零零年十二月三十一日的資產淨值分別增加約港幣178,536,000元及港幣298,318,000元。

1. General

A Ultimate holding company

The Company is a public company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The directors regard the ultimate holding company as at 31st December 2001 to be China Resources National Corp., a company established in the Chinese Mainland.

B Basis of preparation of the financial statements

The financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("SSAPs") applicable for the year ended 31st December 2001. Save as specified in the principal accounting policies as set out in note 2, the financial statements have been prepared under the historical cost convention.

C Changes in accounting policies

(a) Dividends

In accordance with the SSAP 9 (revised in January 2001) "Events after the balance sheet date", the Group no longer recognises dividend proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform with the changed policy. The effect of this change is to increase the Group's net assets as at 31st December 1999 and 2000 of approximately HK$178,536,000 and HK$298,318,000, respectively.

一. 一般事項(續)

丙 會計政策之變動(續)

(乙) 商譽／負商譽

在過往年度，收購附屬公司及聯營公司所產生的商譽／負商譽會分別從儲備中對銷，或撥入資本儲備內。

為符合會計實務準則第三十號「業務合併」，本集團由二零零一年一月一日起，對商譽／負商譽採用了新的會計政策，詳情載於附註二(戊)。

本集團已利用會計實務準則第三十號第88段所載的過渡條文，故此新會計政策只對往後的賬目適用，而承前保留溢利及儲備以及比較資料均無作出調整。

丁 其他披露規定

(甲) 分類報告

在本年度採納會計實務準則第二十六號「分類報告」時，本集團已根據本集團的內部財務申報，選擇以業務分類為主要申報規格，地區分類為次要申報規格。截至二零零零年十二月三十一日止年度的分類披露資料已經重列，務求呈報基準一致。

1. General (continued)

C Changes in accounting policies (continued)

(b) Goodwill/Negative goodwill

In prior years, goodwill/negative goodwill arising on acquisition of subsidiaries and associates was eliminated against reserves or credited to capital reserve, respectively.

In order to comply with SSAP 30 "Business Combinations", the Group adopted a new accounting policy for goodwill/negative goodwill as set out in note 2(E) with effect from 1st January 2001.

The Group has taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 with the effect that the new accounting policy has been adopted prospectively and no adjustments have been made to the opening balances of retained profits and reserves or the comparative information.

D Additional disclosure requirements

(a) Segment Reporting

In adopting SSAP 26 "Segment Reporting" in the current year, the Group has chosen business segments as the primary reporting format and geographical as the secondary reporting format in accordance with the Group's internal financial reporting. Segment disclosures for the year ended 31st December 2000 have been restated so that they are presented on a consistent basis.

一. 一般事項(續)

丁 其他披露規定(續)

(乙) 租賃

會計實務準則第十四號(經修訂)「租賃」引入了額外的及新修訂的披露規定,該等披露規定已在本財務報告中採納。上年度的比較數字已經重列,務求呈報基準一致。

1. General (continued)

D Additional disclosure requirements (continued)

(b) Leases

SSAP 14 (Revised) "Leases" has introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative figures for the prior year have been restated in order to achieve a consistent presentation.

二. 主要會計政策

甲 綜合基準

本集團之綜合財務報告包括本公司及其全部直接及間接附屬公司截至二零零一年十二月三十一日止年度之財務報告,且亦按下文附註二丙所載基準將本集團於聯營公司之權益一併納入計算。於本年內收購或出售之附屬公司及聯營公司之業績乃由其實際收購日期起至二零零一年十二月三十一日或截至出售日期止(視情況而定)納入計算。

乙 於附屬公司之投資

附屬公司為本公司直接或間接持有其半數以上已發行股本或控制其半數以上投票權或本公司控制其董事局或同等之監管組織組成之公司。附屬公司之投資乃按成本值減去減值虧損後於本公司資產負債表列賬。本公司以已收及應收股息計算附屬公司之業績。

2. Principal Accounting Policies

A Basis of consolidation

The consolidated financial statements of the Group include the financial statements for the year ended 31st December 2001 of the Company and of all its direct and indirect subsidiaries and also incorporate the Group's interests in associates on the basis set out in note 2C below. The results of subsidiaries and associates acquired or disposed of during the year are included as from their effective dates of acquisition to 31st December 2001 or up to the dates of disposal, as appropriate.

B Investments in subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body. In the Company's balance sheet, investments in subsidiaries are carried at cost less any impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

二. 主要會計政策(續)

丙 聯營公司

聯營公司乃指附屬公司以外，本集團可透過參與接受投資公司之財政及業務決策而對其行使重大影響力之公司。綜合損益表包括本集團年內應佔聯營公司之業績。在綜合資產負債表內，聯營公司之權益以本集團應佔聯營公司資產淨值另加收購時產生之未攤銷商譽(負商譽)減任何已確定減值虧損入賬。

於本公司之資產負債表內，聯營公司之投資乃按成本減任何減值虧損列賬。

丁 其他投資

其他投資乃指於債務和股本證券之投資，惟純粹持有作收回墊款之用途或有作於附屬公司、聯營公司或合營企業投資之用途者除外。

其他持有至到期之債務證券投資乃按攤銷後成本於資產負債表列賬。攤銷後成本乃指成本加減購入價及到期款額之差額之累積攤銷。

其他以確定長期持有之證券投資乃按成本計算，並扣除任何減值虧損(暫時減值虧損者除外)。

2. Principal Accounting Policies (continued)

C Associates

An associate is an enterprise, not being a subsidiary, over which the Group is in a position to exercise significant influence through participation in the financial and operating policy decisions of the investee. The consolidated profit and loss account includes the Group's share of results of associates for the year. In the consolidated balance sheet, interest in associates is stated at the Group's share of net assets of the associates plus unamortised goodwill (negative goodwill) arising on acquisitions, less any identified impairment loss.

In the Company's balance sheet, investments in associates are stated at cost less any impairment loss.

D Other investments

Other investments are investments in debt and equity securities, except those held either solely for the purpose of recovering advances or, as investments in subsidiaries, associates or joint ventures.

Other investments which are debt securities held-to-maturity are stated at amortised cost in the balance sheet. Amortised cost is cost plus or minus the cumulative amortisation of the difference between the purchase price and the maturity amount.

Other investments which are held for an identified long-term purpose are measured at cost as reduced by any impairment loss that is other than temporary.

二. 主要會計政策(續)

丁 其他投資(續)

其他投資(持有至到期之債務證券或以確定長期持有之證券投資除外)以公允價值計算，並連同其未變現損益包括於綜合損益表內。

戊 商譽／負商譽

因綜合賬目而產生之商譽，指收購成本超逾本集團於收購日期所佔收購之附屬公司／聯營公司可予確定資產與負債之公允價值之權益差額。收購附屬公司／聯營公司而產生之負商譽，指本集團於所收購可予確定資產與負債之公允價值之權益超逾收購成本之差額。

本集團於本年度採納了會計實務準則第三十號，並已選擇不重列前年度於儲備內扣除／(計入)儲備之商譽(負商譽)。於二零零一年一月一日前進行收購所產生之商譽乃在儲備撇銷，並將於出售有關附屬公司或聯營公司時，或在商譽被斷定為已經減值時，在損益表內扣除。於二零零一年一月一日前進行收購所產生之負商譽已計入儲備，並於出售有關附屬公司或聯營公司時撥入綜合損益表處理。

2. Principal Accounting Policies (continued)

D Other investments (continued)

Other investments which are neither debt securities held-to-maturity nor securities held for an identified long-term purpose are measured at fair value, with unrealised gains or losses included in the consolidated profit and loss account.

E Goodwill/Negative goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the acquired subsidiary/or an associate at the date of acquisition. Negative goodwill arising from acquisitions of subsidiaries/associates represents the excess of the Group's interest in the fair value of identifiable assets and liabilities acquired over the cost of acquisition.

In the current year, the Group has adopted SSAP 30 and elected not to restate goodwill/(negative goodwill) previously charged against/(credited to) reserves. For acquisitions prior to 1st January 2001, goodwill arising thereon was eliminated against reserves and will be charged to the profit and loss account at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1st January 2001 was credited to reserves and will be released to the consolidated profit and loss account at the time of disposal of the relevant subsidiary or associate.

二. 主要會計政策(續)

戊 商譽/負商譽(續)

於二零零一年一月一日或之後進行收購所產生之商譽按直線法於綜合損益表攤銷，並於其估計可使用年期(即在不超過二十年之期間內)在綜合資產負債表內以成本值減去累計攤銷及減值虧損後列賬。

於二零零一年一月一日或之後進行收購所產生之負商譽，乃呈列為從資產中扣除之部份，並將會在分析過導致餘額之情況後，撥入損益表處理。倘負商譽與本集團收購計劃當中已確定預期於未來出現之虧損及開支有關並能可靠地計算時(但並非為於收購日期之可確定負債)，則該部份的負商譽會於未來虧損及開支在損益表確認時在損益表確認。任何其餘負商譽如不超過所收購之非貨幣資產之公允價值，會於該等所購入可予確定應計折舊資產的餘下加權平均可使用年限內在損益表確認。負商譽如超逾該等非貨幣資產之公允價值，會即時在損益表內確認。

如有跡象顯示會出現減值，在前年度於儲備撇銷之商譽賬面值將再作評定，並撇減至可收回數額。

2. Principal Accounting Policies (continued)

E Goodwill/Negative goodwill (continued)

Goodwill arising on acquisitions on or after 1st January 2001 is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life of not more than 20 years and is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment loss.

Negative goodwill arising on acquisitions on or after 1st January 2001 is presented as a deduction from assets and will be released to the consolidated profit and loss account based on an analysis of the circumstances from which the balance resulted. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised in the profit and loss account. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those identifiable acquired depreciable assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

Where an indication of impairment exists, the carrying amount of goodwill previously written off against reserves is assessed and written down immediately to its recoverable amount.

二. 主要會計政策(續)

己 固定資產

(甲) 投資物業

投資物業乃建築工程經已完成並因其投資潛力而持有之土地及樓宇權益，任何租金收入乃按公平原則磋商釐定。該等物業乃以每年之專業估值所得之公開市值列賬。

估值最少每隔三年由獨立估值師進行一次，而其間年份，每年則由本集團具專業資格之行政人員進行評估。投資物業價值之變動乃撥作物業重估儲備之變動處理。倘此項儲備之總額不足以抵銷整個投資物業組合之虧絀，則不足之數自損益表中扣除。倘虧絀已於過往損益表中扣除，但其後出現重估盈餘時，則將已扣除之虧絀部份從此項盈餘中撥入損益表內。在出售重估投資物業時，有關之重估盈餘則轉入損益表內。

本公司概無為以未屆滿年期超過二十年之租約持有之投資物業作折舊準備。

2. Principal Accounting Policies (continued)

F Fixed Assets

(a) Investment properties

Investment properties are interests in land and buildings in respect of which construction work has been completed and which are held for their investment potential, any rental income being negotiated at arm's length. Such properties are stated at their open market value on the basis of an annual professional valuation.

The valuations are carried out at intervals of not more than three years by independent valuers and in each of the intervening years, valuations are undertaken by professionally qualified executives of the Group. Changes in the value of investment properties are dealt with as movements in the property valuation reserve. If the total of this reserve is insufficient to cover a deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged. Upon sale of a revalued investment property, the revaluation surplus is transferred to the profit and loss account.

No depreciation is provided for investment properties which are held on leases with an unexpired term of more than 20 years.

二. 主要會計政策(續)

己 固定資產(續)

(乙) 在建工程

用作生產、租用或行政用途或尚未決定用途之在建物業、廠房及設備均以成本值減降值虧損(如有)列賬。成本包括所有建築支出、專業費用、撥充資本之借貸成本以及該項目之其他有關直接費用。

在工程竣工前和建築成本轉入有關之固定資產之類別前，本公司概不會為在建工程作任何折舊準備。

(丙) 其他固定資產

投資物業及在建工程以外之固定資產按成本值減折舊及累計減值虧損(如有)列賬。

2. Principal Accounting Policies (continued)

F Fixed Assets (continued)

(b) Construction in progress

Properties, plant and equipment in the course of construction for production, rent or administrative purposes or for purposes not yet determined, are carried at cost less accumulated impairment losses, if any. Cost includes all construction expenditure, professional fees, borrowing costs capitalised and other relevant expenses directly attributable to such projects.

No provision for depreciation is made on construction in progress until such time when construction work is complete and the costs of construction are transferred to the appropriate category of fixed assets.

(c) Other fixed assets

Fixed assets other than investment properties and construction in progress are stated at cost less depreciation and accumulated impairment losses, if any.

二. 主要會計政策(續)

己 固定資產(續)

(丙) 其他固定資產(續)

其他固定資產之折舊乃按其估計可用年限,以直線法撇銷資產成本撥備。所採用之年期如下:

2. Principal Accounting Policies (continued)

F Fixed Assets (continued)

(c) *Other fixed assets* (continued)

Depreciation of other fixed assets is provided to write off the cost of the assets using the straight line method over their estimated useful lives. The estimated useful lives are as follows:

土地 Land	按剩餘租賃期撇銷 Over the unexpired term of lease
樓宇 Buildings	20至50年 20 to 50 years
租賃物業裝修 Leasehold improvements	按3至10年或按剩餘租賃年期兩者中較短者 3 to 10 years or over the unexpired term of lease, whichever is shorter
船隻 Vessels	5至15年 5 to 15 years
冷倉設備 Cold storage facilities	10年 10 years
機器設備 Plant and machinery	5至25年 5 to 25 years
傢私及設備 Furniture and equipment	3至10年 3 to 10 years
汽車 Motor vehicles	3至8年 3 to 8 years

(丁) 固定資產之減值

於各結算日,為評估是否有跡象顯示投資物業以外的固定資產已經減值,內部及外來之有關資料均會列入考慮。倘若出現此等跡象,有關資產的可收回數額會予以估計,並(如有關)確認減值虧損,以將該項資產撇減至其可收回數額。該項減值虧損會在損益表確認。

(d) *Impairment of fixed assets*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

二. 主要會計政策(續)

己 固定資產(續)

(丁) 固定資產之減值(續)

倘於其後撥回減值虧損，則該項資產的賬面值會增加至經修訂的估計可收回數額，惟該項減值撥回數額不得超過該項資產於過往年度並無確認減值虧損所計算的賬面值。減值虧損撥回乃在確認撥回數額的年度計入損益表。

庚 租賃資產

根據本集團享有回報及自負風險之融資租約及租購合約而購買之資產，視作自置資產入賬，及將相等於成本值之數額列作固定資產及長期負債，並按本集團折舊政策折舊。付予出租人之款項包括本金及利息，而利息則在損益表中扣除。其他所有租賃均視作營業租約入賬，營業租約應付及應收之租金乃以直線法按個別租約期入賬。

辛 無形資產

無形資產乃以成本值列賬，並以直線法按下列年期攤銷：

2. Principal Accounting Policies (continued)

F Fixed Assets (continued)

(d) Impairment of fixed assets (continued)

Where an impairment loss subsequently reverses, the carrying amount of the assets is increased to the revised estimate of its recoverable amount. Such reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

G Leased assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased whereby an amount equivalent to cost is recorded as fixed assets and as a long term liability. Depreciation is provided in accordance with the Group's depreciation policy. Payments to the lessor are treated as consisting of capital and interest elements. The interest element is charged to profit and loss account. All other leases are accounted for as operating leases and the rental payable and receivable under operating leases are accounted for on a straight line basis over the periods of the respective leases.

H Intangible assets

Intangible assets are stated at cost and are amortised on the straight line method over the following periods:

商標 Brand names	10至20年 10 to 20 years
開發成本 Development costs	5至15年 5 to 15 years

二. 主要會計政策(續)

辛 無形資產(續)

如有跡象顯示會出現減值，任何無形資產的賬面值(包括先前已從儲備中撇減的商譽)會隨即予以評估，並撇減至可收回數額。

壬 物業存貨

物業存貨包括待售發展中物業及待售物業。

發展中物業按土地成本及發展開支入賬。發展開支包括建築成本、撥作資本之利息及有關借貸成本，加上直至結算日之應佔溢利，再扣除已收之進度款項及可預見虧損。

預售發展中物業所得之溢利於發展期間確認。按此基準，於會計期間確認預售物業溢利，乃參照計至結算日所產生之發展成本佔完成時總估計發展成本之比例，並就或然事項作出適當準備而計算。

持作出售之物業以成本值及可變現淨值兩者中較低者列賬。可變現淨值乃經管理層參考現行市況作出之估計釐定。

2. Principal Accounting Policies (continued)

H Intangible assets (continued)

Where an indication of impairment exists, the carrying amount of any intangible assets is assessed and written down immediately to its recoverable amount.

I Stock of properties

Stock of properties includes properties under development for sale and properties held for sale.

Properties under development comprise the land cost together with development expenditure, which includes construction costs, capitalised interest and ancillary borrowing costs, plus attributable profits taken to date, less progress payments received and foreseeable losses.

Profit on pre-sale of properties under development is recognised over the course of the development. On this basis, profit recognised on properties pre-sold during an accounting period is calculated by reference to the proportion of development costs incurred up to the accounting date to total estimated development costs to completion, with due allowance for contingencies.

Property held for sale are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

二. 主要會計政策(續)

癸 其他存貨

其他存貨包括原料、易耗品及包裝材料、在製品及製成品。其價值乃按成本值或可變現淨值兩者中之較低者列賬。成本乃按加權平均法釐定。在製品及製成品之成本包括直接原料、直接勞工及適當攤分之生產費用。可變現淨值乃按估計淨銷售價減所有其他之生產成本及有關市場推廣、銷售及分銷之成本而釐定。

子 收益確認

於發展完成前預售發展中物業所得之收入，乃參照截至結算日止所產生之發展成本所佔截至完成為止之估計總發展成本之比例，於各項買賣協議簽署起至發展完成止之期間確認。

其他銷售於貨物付運及服務提供後確認，而利息收入則在其債權發生時在損益表中確認。

丑 借貸成本

借貸成本乃按應計基準入賬，並於產生年度在綜合損益表中扣除；惟固定資產及發展中物業之有關融資成本則撥充資本作為該項資產成本之部份，直至當該項資產作其擬定用途或出售之一切所需活動大部份完成為止。

為安排銀團貸款備用額和債務證券而支付的費用為遞延費用，以直線法於貸款期間內攤銷。

2. Principal Accounting Policies (continued)

J Other stocks

Other stocks which comprise raw materials, consumables and packing materials, work-in-progress and finished goods are stated at the lower of cost and net realisable value. Cost is determined on the weighted average method. Cost of work-in-progress and finished goods comprises direct materials, direct labour and an appropriate proportion of production overheads. Net realisable value is determined as the estimated net selling price less all further costs of production and the related costs of marketing, selling and distribution.

K Recognition of revenue

Income from pre-sale of properties under development prior to completion of the development is recognised over the period from execution of the respective sale and purchase agreements to the completion of development by reference to the proportion of development costs incurred up to the balance sheet date to total estimated development costs to completion.

Other sales are recognised upon delivery of goods and provision of services; and interest income is recognised in the profit and loss account as it accrues.

L Borrowing costs

Borrowing costs are accounted for on the accrual basis and charged to the consolidated profit and loss account in the year incurred, except for costs related to funding of fixed assets and properties under development which are capitalised as part of the cost of that asset up to the date when substantially all the activities necessary to prepare the asset for its intended use or sale are completed.

Fees paid for the arrangement of syndicated loan facilities and debt securities are deferred and amortised on a straight line basis over the period of the loans.

二. 主要會計政策(續)

2. Principal Accounting Policies (continued)

寅 遞延稅項

遞延稅項乃就稅務上計算之溢利與財務報告中所示溢利間之時差，以負債法撥備，惟撥備只限於預期在可見將來變現之負債或資產。

M Deferred taxation

Deferred taxation is accounted for using the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be crystallised in the foreseeable future.

卯 外匯

港元以外之貨幣交易乃按照交易當日之匯率折算。以各種貨幣列值之貨幣性資產及負債則按結算日之匯率折算。匯兌差額乃列入釐定經營溢利之賬項中。

附屬公司及聯營公司以港元以外貨幣申報之財務報告乃按結算日之匯率折算為港元。匯兌差額乃作為儲備之變動處理。

N Foreign exchange

Transactions in currencies other than Hong Kong dollars are converted at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in such currencies are re-translated at the rates of exchange ruling on the balance sheet date. Exchange differences are included in the determination of operating profit.

The financial statements of subsidiaries and associates reported in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the rates of exchange ruling on the balance sheet date. Exchange differences are dealt with as movements in reserves.

三. 營業額及分類資料

3. Turnover and Segment Information

		二零零一年 港幣千元 **2001** **HK$'000**	二零零零年 港幣千元 2000 HK$'000
營業額指本公司及其附屬公司對對外客戶之銷售，包括來自下列項目之收入：	Turnover represents sales by the Company and its subsidiaries to outside customers and comprises revenue from:		
出售物業	Sales of properties	**994,377**	2,819,564
出售其他貨品	Sales of other goods	**22,345,688**	13,266,967
租金收入	Rental income	**199,932**	152,951
提供服務及其他收入	Rendering of services and others	**656,493**	570,766
		24,196,490	16,810,248

三. 營業額及分類資料（續） 3. Turnover and Segment Information (continued)

主要申報規格 — 按業務劃分 Primary reporting format — business segments

		物業發展 Property Development 港幣千元 HK$'000	收租物業 Rental Properties 港幣千元 HK$'000	飲品 Beverage 港幣千元 HK$'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK$'000	石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK$'000	建築物料 Building Materials 港幣千元 HK$'000	零售 Retail 港幣千元 HK$'000	投資及其他業務 Investments and Others 港幣千元 HK$'000	對銷 Elimination 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
於二零零一年十二月三十一日	At 31st December 2001										
收益	REVENUE										
對外銷售	External sales	999,173	379,769	2,412,999	5,715,205	9,889,257	666,505	4,025,816	107,766	—	24,196,490
業務間銷售	Inter-segment sales	—	100,014	—	34,654	—	—	—	—	(134,668)	—
		999,173	479,783	2,412,999	5,749,859	9,889,257	666,505	4,025,816	107,766	(134,668)	24,196,490
其他收益	Other revenue	479	15,237	23,070	56,562	48,177	4,796	38,067	3,663	—	190,051
		999,652	495,020	2,436,069	5,806,421	9,937,434	671,301	4,063,883	111,429	(134,668)	24,386,541
業績	RESULT										
分類業績	Segment Result	382,021	325,303	147,871	436,252	246,107	161,332	90,907	(44,298)	—	1,745,495
未經分攤之公司支出	Unallocated corporate expenses										(47,340)
利息收入	Interest income										255,272
出售投資所得溢利	Profit on disposal of investments										68,374
經營溢利	Profit from operations										2,021,801
財務成本	Finance costs										(422,668)
有關於聯營公司之投資所確認之虧損	Loss recognised in respect of investment in an associate										(292,012)
應佔聯營公司純利	Share of net profits of associates	—	—	—	43,508	11,668	9,026	3,819	301,939	—	369,960
稅項	Taxation										(211,226)
除稅後溢利	*Profit after taxation*										1,465,855
資產	ASSETS										
分類資產	Segment assets	926,310	4,357,010	5,991,932	2,961,970	2,650,090	457,764	1,944,924	296,536	—	19,586,536
於聯營公司之投資	Investments in associates	—	—	—	472,953	235,584	26,648	48,735	2,419,251	—	3,203,171
可退回稅項	Tax recoverable										15,365
未經分攤之公司資產	Unallocated corporate assets										3,873,879
綜合資產總值	Consolidated total assets										26,678,951
負債	LIABILITIES										
分類負債	Segment Liabilities	197,470	275,051	2,564,127	454,642	711,766	94,701	1,192,868	131,753	—	5,622,378
稅務負擔	Tax liabilities										132,315
未經分攤之公司負債	Unallocated corporate liabilities										6,069,031
綜合負債總值	Consolidated total liabilities										11,823,724
其他資料	OTHER INFORMATION										
資本開支	Capital expenditure	4,154	63,371	78,435	162,395	89,647	19,836	153,886	11,798	—	583,522
折舊及攤銷	Depreciation and amortisation	—	32,948	250,840	118,854	74,577	26,392	88,798	29,291	—	621,700
減值虧損	Impairment loss	—	—	6,000	—	—	—	—	—	—	6,000

三. 營業額及分類資料(續)

3. Turnover and Segment Information (continued)

主要申報規格 — 按業務劃分(續)

Primary reporting format — business segments (continued)

		物業發展 Property Development 港幣千元 HK$'000	收租物業 Rental Properties 港幣千元 HK$'000	飲品 Beverage 港幣千元 HK$'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK$'000	石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK$'000	建築物料 Building Materials 港幣千元 HK$'000	零售 Retail 港幣千元 HK$'000	投資及其他業務 Investments and Others 港幣千元 HK$'000	對銷 Elimination 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
於二零零零年十二月三十一日	*At 31st December 2000*										
收益	REVENUE										
對外銷售	External sales	2,824,980	330,167	1,798,915	5,523,805	1,851,451	854,455	3,428,256	198,219	—	16,810,248
業務間銷售	Inter-segment sales	—	91,734	—	33,756	—	—	—	—	(125,490)	—
		2,824,980	421,901	1,798,915	5,557,561	1,851,451	854,455	3,428,256	198,219	(125,490)	16,810,248
其他收益	Other revenue	2,346	7,087	9,836	75,463	712	6,645	38,157	2,213	—	142,459
		2,827,326	428,988	1,808,751	5,633,024	1,852,163	861,100	3,466,413	200,432	(125,490)	16,952,707
業績	RESULT										
分類業績	Segment Result	774,376	275,522	211,819	424,617	27,679	239,722	76,803	(77,303)	—	1,953,235
未經分攤之公司支出	Unallocated corporate expenses										(40,541)
利息收入	Interest income										410,071
出售投資所得溢利	Profit on disposal of investments										174,244
經營溢利	Profit from operations										2,497,009
財務成本	Finance costs										(391,550)
應佔聯營公司純利	Share of net profit of associates	45,832	—	—	13,559	750	7,692	3,788	463,692	—	535,313
税項	Taxation										(186,426)
除税後溢利	Profit after taxation										2,454,346
資產	ASSETS										
分類資產	Segment assets	1,277,140	4,364,022	3,537,807	3,838,428	3,205,106	499,635	1,507,776	295,276	—	18,525,190
於聯營公司之投資	Investments in associates	—	—	—	444,188	234,488	19,742	44,829	2,553,676	—	3,296,923
可退回税項	Tax recoverable										34,857
未經分攤之公司資產	Unallocated corporate assets										3,544,720
綜合資產總值	Consolidated total assets										25,401,690
負債	LIABILITIES										
分類負債	Segment liabilities	219,895	314,395	1,147,677	2,244,661	1,494,233	102,675	1,080,829	184,780	—	6,789,145
税務負債	Tax liabilities										100,433
未經分攤之公司負債	Unallocated corporate liabilities										4,863,505
綜合負債總值	Consolidated total liabilities										11,753,083
其他資料	OTHER INFORMATION										
資本開支	Capital expenditure	80,283	2,531	443,529	89,326	56,392	13,846	267,183	112,647	—	1,065,737
折舊及攤銷	Depreciation and amortisation	11	32,283	155,885	95,106	4,614	42,374	59,023	16,800	—	406,096

三. 營業額及分類資料(續)

3. Turnover and Segment Information (continued)

次要申報規格 — 按地區劃分

Secondary reporting format — geographical segments

		香港 Hong Kong 港幣千元 HK$'000	中國內地 Chinese Mainland 港幣千元 HK$'000	其他國家 Other Countries 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零一年十二月三十一日止年度	**For the year ended 31st December 2001**				
分類收益	**Segment revenue**				
營業額	Turnover	15,684,629	7,727,574	784,287	24,196,490
其他收益	Other revenue	145,365	37,956	6,730	190,051
		15,829,994	7,765,530	791,017	24,386,541
於二零零一年十二月三十一日	**As at 31st December 2001**				
分類資產	Segment assets	10,605,466	8,124,560	856,510	19,586,536
添置固定資產	Additions to fixed assets	229,449	259,813	94,260	583,522
截至二零零零年十二月三十一日止年度	**For the year ended 31st December 2000**				
分類收益	**Segment revenue**				
營業額	Turnover	11,999,000	4,162,394	648,854	16,810,248
其他收益	Other revenue	100,416	28,778	13,265	142,459
		12,099,416	4,191,172	662,119	16,952,707
於二零零零年十二月三十一日	**As at 31st December 2000**				
分類資產	Segment assets	12,339,666	5,340,394	845,130	18,525,190
添置固定資產	Additions to fixed assets	475,715	543,355	46,667	1,065,737

四. 其他收益 4. Other Revenue

		二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
其他收益包括下列各項：	Other revenue includes the following:		
來自其他非上市投資之股息	Dividend from other unlisted investments	**12,888**	1,682
利息收入	Interest income	**255,272**	410,071
出售／視為出售聯營公司所得溢利	Profit on disposal/deemed disposal of associates	**59,085**	172,545
出售附屬公司權益所得溢利	Profit on disposal of interest in subsidiaries	**9,289**	1,699

五. 財務成本 5. Finance Costs

		二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
融資租約利息	Interest on finance leases	**4,079**	5,320
銀行貸款及其他貸款利息	Interest on bank loans and other loans		
須於五年內悉數償還	Wholly repayable within five years	**399,153**	369,510
融資支出	Financing charges	**19,436**	21,528
		422,668	396,358
減：撥充資本款項	Less: Amounts capitalised	**—**	(4,808)
		422,668	391,550

六. 有關於聯營公司之投資所確認之虧損

該款項乃就本集團應佔香港華人有限公司(前稱香港華人銀行集團有限公司)(「香港華人」)的約35.2%實質權益而確認之虧損(附註二十九)。於二零零一年十月三十一日，本集團訂立一項有條件協議，藉以出售其於香港華人的全部權益，總代價約為港幣1,809,190,000元。該項交易已於二零零二年一月完成。

6. Loss recognised in respect of investment in an associate

The amount represents the loss recognised in respect of the Group's effective interest of approximately 35.2% in HONGKONG CHINESE LIMITED, formerly known as The HKCB Bank Holding Company Limited ("HCL") (note 29). On 31st October 2001, the Group entered into a conditional agreement to dispose of its entire interest in HCL at an aggregate consideration of approximately HK$1,809.19 million. The transaction was completed in January 2002.

七. 除稅前溢利　　7. Profit before taxation

		二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
除稅前溢利已扣除：	**Profit before taxation has been arrived at after charging:**		
核數師酬金	Auditors' remuneration	**10,292**	8,240
員工成本(包括董事酬金)	Staff costs (including directors' emoluments)	**1,317,732**	1,012,664
折舊	Depreciation		
— 自置資產	— Owned assets	**565,241**	388,690
— 按融資租約持有之資產	— Assets held under finance leases	**6,178**	6,934
無形資產攤銷	Amortisation of intangible assets		
— 商譽(包括於一般及行政費用)	— Goodwill (included in general and administrative expenses)	**37,330**	—
— 商譽以外之無形資產	— Intangible assets other than goodwill	**12,951**	10,472
土地及樓宇之營業租約費用	Operating leases charges on land and buildings	**483,332**	312,527
並已計入：	**And after crediting:**		
租金收入總額	Gross rental income	**199,932**	152,951
減：有關支出	Less: Related out-goings	**(17,130)**	(13,605)
租金收入淨額	Net rental income	**182,802**	139,346
應佔聯營公司溢利減虧損	Share of profits less losses of associates		
上市	Listed	**28,718**	168,738
非上市	Unlisted	**393,841**	442,960
按地區作出之除稅前溢利分析如下：	**The analysis of profit before taxation by geographical location is set out below:**		
按地區劃分：	By geographical location:		
香港	Hong Kong	**1,499,131**	2,268,216
中國內地	Chinese Mainland	**216,254**	426,931
海外	Overseas	**14,295**	22,010
		1,729,680	2,717,157

八. 董事酬金 8. Directors' Emoluments

		二零零一年 港幣千元 **2001** **HK$'000**	二零零零年 港幣千元 2000 HK$'000
袍金	Fees	**1,060**	858
基本薪金及津貼	Basic salaries and allowances	**14,731**	13,312
公積金供款	Provident fund contributions	**1,420**	1,354
已付花紅	Bonus paid	**2,804**	5,109
行使購股權得益*	Benefit from share options exercised*	**14,692**	—
		34,707	20,633

* 該款項不在損益表中扣除。

* The amount was not charged to the profit & loss account.

全體董事之酬金總額介乎下列幅度：

The total emoluments of all directors were within the following bands:

港幣	HK$	董事人數 No. of directors 二零零一年 **2001**	二零零零年 2000
無 — 1,000,000	Nil — 1,000,000	**8**	7
1,000,001 — 1,500,000	1,000,001 — 1,500,000	**3**	1
1,500,001 — 2,000,000	1,500,001 — 2,000,000	**1**	3
2,000,001 — 2,500,000	2,000,001 — 2,500,000	**2**	4
3,000,001 — 3,500,000	3,000,001 — 3,500,000	**1**	1
3,500,001 — 4,000,000	3,500,001 — 4,000,000	**1**	—
5,500,001 — 6,000,000	5,500,001 — 6,000,000	**2**	—
7,000,001 — 7,500,000	7,000,001 — 7,500,000	**1**	—

上文所列包括支付予獨立非執行董事之董事袍金共港幣360,000元（二零零零年：港幣300,000元）。

The directors' fees paid to independent non-executive directors included above amounted to HK$360,000 (2000: HK$300,000).

九. 五位最高薪僱員

年內五位最高薪僱員包括三位(二零零零年：三位)董事，詳情已載於上文附註八。其他兩名(二零零零年：兩名)最高收入僱員所獲支付之酬金詳情如下：

9. Five Highest Paid Employees

The five highest paid employees during the year included three (2000: three) directors, details of whose remunerations are set out in note 8 above. The details of the remuneration paid to the other two (2000: two) highest paid employees are as follows:

		二零零一年 港幣千元 **2001 HK$'000**	二零零零年 港幣千元 2000 HK$'000
基本薪金及津貼	Basic salaries and allowances	**3,987**	3,934
公積金供款	Provident fund contributions	**343**	340
已付花紅	Bonus paid	**5,184**	7,897
		9,514	12,171

此兩名最高薪僱員之薪酬總額介乎下列幅度：

The total emoluments of these two highest paid individuals were within the following bands:

		人數 **No. of persons**	
港幣	HK$	二零零一年 **2001**	二零零零年 2000
4,500,001 – 5,000,000	4,500,001 – 5,000,000	**2**	—
5,500,001 – 6,000,000	5,500,001 – 6,000,000	**—**	1
6,000,001 – 6,500,000	6,000,001 – 6,500,000	**—**	1

十. 職員公積金

10. Staff Provident Fund

		二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
本集團對職員公積金之供款總額	Group contribution to staff provident fund	**36,957**	28,180
已動用之沒收供款	Forfeited contributions utilised	**(3,230)**	(4,850)
計入損益表之款項	Amount charged to profit and loss account	**33,727**	23,330
尚未動用之沒收供款	Un-utilised forfeited contributions	**1,082**	2,481

本集團設有多項供香港全體僱員參與之定額供款退休計劃。該等計劃之資產乃與本集團資產分開管理，並由獨立管理之基金持有。供款額乃根據僱員基本薪金之特定百份比計算，而離職員工無權享有福利之任何沒收供款則用以減低本集團之供款。

The Group operates various defined contribution retirement schemes which are available to all Hong Kong employees. The assets of the schemes are held separately from those of the Group in an independently administered fund. The amount of contributions is based on a specified percentage of the basic salary of employees and any forfeited contributions in respect of unvested benefits of staff leavers are used to reduce the Group's contributions.

十一. 稅項　11. Taxation

		二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
本年度稅項	**Current taxation**		
香港	**Hong Kong**		
本公司及附屬公司	Company and subsidiaries	**174,198**	162,515
聯營公司	Associates	**43,726**	53,762
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	**32,548**	28,416
聯營公司	Associates	**8,873**	22,623
海外	**Overseas**		
附屬公司	Subsidiaries	**2,553**	1,256
		261,898	268,572
遞延稅項	**Deferred taxation**		
香港	**Hong Kong**		
附屬公司	Subsidiaries	**1,775**	(5,901)
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	**152**	140
		263,825	262,811

香港利得稅乃根據本年度之估計應課稅溢利按稅率16%(二零零零年：16%)計算。中國內地所得稅乃根據適用於本集團之中國內地有關稅務法例按估計應課稅溢利撥備。海外稅項按各司法權區之適用稅率計算。

Hong Kong Profits Tax is calculated at 16% (2000: 16%) on the estimated assessable profits for the year. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the Group in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

十一. 稅項(續) 11. Taxation (continued)

本年度並未確認／(撥備)下列項目之潛在遞延稅項抵免／(扣除)：

Potential deferred taxation credit /(charge) for the year have not been recognised /(provided) in respect of the following:

		二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
產生自加速折舊免稅額	Arising from accelerated depreciation allowances	**(6,494)**	(2,071)
產生自尚未沖銷之稅項虧損	Arising from unrelieved tax losses	**5,740**	9,255
產生自其他時差	Arising from other timing differences	**87**	188

十二. 股息 12. Dividends

		二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
因去年配發股份及行使購股權而派發之額外末期股息	Additional final dividend paid for the previous year as a result of share allotment and exercise of share options	**3,477**	60
二零零一年已派中期股息每股普通股港幣0.08元(二零零零年：港幣0.06元)	2001 Interim dividend paid of HK$0.08 (2000: HK$0.06) per ordinary share	**161,197**	119,194
二零零一年擬派末期股息每股普通股港幣0.10元(二零零零年：港幣0.15元)	2001 proposed final dividend of HK$0.10 (2000: HK$0.15) per ordinary share	**201,555**	298,318
		366,229	417,572

十二. 股息(續)

(甲) 截至一九九九年及二零零零年十二月三十一日止兩個年度的賬目內產生但於結算日後才擬派及宣派之末期股息，數額分別為港幣178,536,000元及港幣298,318,000元。根據附註一丙(甲)所述本集團新的會計政策，此等數額已撥回至二零零零年及二零零一年一月一日之年初儲備(載於附註二十九)，改為計算入獲准派付之期間。

(乙) 董事於二零零二年四月十五日舉行會議，擬派末期股息每股普通股港幣0.10元。根據本公司於結算日之普通股數目而計算之擬派股息並無於本財務報告確認為負債。

12. Dividends (continued)

(a) The previously recorded final dividends proposed and declared after the balance sheet date but accrued in the accounts for the years ended 31st December 1999 and 2000 were HK$178,536,000 and HK$298,318,000, respectively. Under the Group's new accounting policy as described in Note 1C(a), these have been written back against opening reserves as at 1st January 2000 and 2001 in Note 29 and are now charged in the period in which they were approved.

(b) At the meeting held on 15th April 2002 the directors proposed a final dividend of HK$0.10 per ordinary share. This proposed dividend, which is calculated on the Company's number of ordinary shares as at the balance sheet date is not recognised as a liability in these financial statements.

十三. 每股盈利 13. Earnings Per Share

		二零零一年 港幣千元 **2001** **HK$'000**	二零零零年 港幣千元 2000 HK$'000
每股基本及攤薄盈利乃根據下列數據計算：	The calculation of the basic and diluted earnings per share is based on the following data:		
盈利	**Earnings**		
用以計算每股基本及攤薄盈利之股東應佔溢利	Profit attributable to shareholders for the purpose of calculating basic and diluted earnings per share	**1,204,807**	1,656,733
		二零零一年 **2001**	二零零零年 2000
股份數目	**Number of shares**		
用以計算每股基本盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,010,044,074**	1,985,450,362
購股權可能對普通股構成之攤薄影響	Effect of dilutive potential ordinary shares in respect of share options	**17,212,460**	16,342,894
用以計算每股攤薄盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,027,256,534**	2,001,793,256

十四. 固定資產　14. Fixed Assets

		投資物業 Investment properties 港幣千元 HK$'000	土地及樓宇 Land and buildings 港幣千元 HK$'000	機器設備 Plant and machinery 港幣千元 HK$'000	船隻 Vessels 港幣千元 HK$'000	其他資產 Other assets 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本集團	The Group						
成本或估值	Cost or valuation						
於二零零一年一月一日	At 1st January 2001	2,515,929	4,316,693	2,436,941	868,480	1,856,929	11,994,972
收購附屬公司／業務時轉入	Relating to acquisition of subsidiaries/business	—	588,965	992,881	—	68,937	1,650,783
出售附屬公司時轉出	Relating to disposal of subsidiaries	—	(11,885)	—	—	(11,211)	(23,096)
添置	Additions	56,440	68,301	63,625	91,018	304,138	583,522
出售	Disposals	(1,648)	(2,710)	(16,896)	(33,688)	(62,641)	(117,583)
匯兌差額	Exchange difference	—	414	192	—	(81)	525
重估虧絀	Revaluation deficit	(25,482)	—	—	—	—	(25,482)
重新分類	Reclassification	73,258	(73,258)	—	—	—	—
轉撥	Transfer	—	19,745	137,359	1,700	(158,804)	—
於二零零一年十二月三十一日	At 31st December 2001	2,618,497	4,906,265	3,614,102	927,510	1,997,267	14,063,641
累計折舊	Accumulated depreciation						
於二零零一年一月一日	At 1st January 2001	—	555,013	686,609	245,662	616,855	2,104,139
收購附屬公司／業務時轉入	Relating to acquisition of subsidiaries/business	—	53,312	179,878	—	8,647	241,837
出售附屬公司時轉出	Relating to disposal of subsidiaries	—	(1,209)	—	—	(4,443)	(5,652)
本年度折舊	Charge for the year	—	120,662	204,718	70,453	175,586	571,419
出售撥回	Written back on disposals	—	(515)	(10,194)	(25,732)	(50,440)	(86,881)
匯兌差額	Exchange difference	—	33	58	—	(66)	25
轉撥	Transfer	—	(16)	144	—	(128)	—
減值虧損撥備	Impairment loss recognised	—	—	6,000	—	—	6,000
於二零零一年十二月三十一日	At 31st December 2001	—	727,280	1,067,213	290,383	746,011	2,830,887
賬面淨值	Net book values						
於二零零一年十二月三十一日	At 31st December 2001	2,618,497	4,178,985	2,546,889	637,127	1,251,256	11,232,754
於二零零零年十二月三十一日	At 31st December 2000	2,515,929	3,761,680	1,750,332	622,818	1,240,074	9,890,833
按下列方式列賬之資產：	Representing assets stated:						
按成本	At cost	—	4,906,265	3,614,102	927,510	1,997,267	11,445,144
按二零零一年專業估值	At 2001 professional valuation	2,618,497	—	—	—	—	2,618,497
		2,618,497	4,906,265	3,614,102	927,510	1,997,267	14,063,641

十四. 固定資產(續) 14. Fixed Assets (continued)

	投資物業 Investment properties 港幣千元 HK$'000	土地及樓宇 Land and buildings 港幣千元 HK$'000	其他資產 Other assets 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本公司 The Company				
成本或估值 Cost or valuation				
於二零零一年一月一日 At 1st January 2001	45,630	1,823	19,284	66,737
添置 Additions	—	—	5,597	5,597
出售 Disposals	—	—	(2,758)	(2,758)
重估盈餘 Revaluation surplus	70	—	—	70
於二零零一年十二月三十一日 At 31st December 2001	45,700	1,823	22,123	69,646
累計折舊 Accumulated depreciation				
於二零零一年一月一日 At 1st January 2001	—	202	13,292	13,494
本年度折舊 Charge for the year	—	41	2,021	2,062
出售撥回 Written back on disposals	—	—	(1,931)	(1,931)
於二零零一年十二月三十一日 At 31st December 2001	—	243	13,382	13,625
賬面淨值 Net book values				
於二零零一年十二月三十一日 At 31st December 2001	45,700	1,580	8,741	56,021
於二零零零年十二月三十一日 At 31st December 2000	45,630	1,621	5,992	53,243
按下列方式列賬之資產：Representing assets stated:				
按成本 At cost	—	1,823	22,123	23,946
按二零零一年專業估值 At 2001 professional valuation	45,700	—	—	45,700
	45,700	1,823	22,123	69,646

十四. 固定資產(續)

14. Fixed Assets (continued)

		二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
物業權益之賬面淨值包括：	Net book values of the property interests comprise:		
本集團	**The Group**		
香港	**Hong Kong**		
按長期契約持有之物業	Properties held on long lease	**2,773,949**	2,531,313
按中期契約持有之物業	Properties held on medium-term lease	**2,268,394**	2,507,509
按短期契約持有之物業	Properties held on short lease	**8,638**	9,925
中國內地	**Chinese Mainland**		
按長期契約持有之物業	Properties held on long lease	**8,163**	22,375
按中期契約持有之物業	Properties held on medium-term lease	**1,608,609**	1,077,406
按短期契約持有之物業	Properties held on short lease	**69,279**	61,346
海外	**Overseas**		
按短期契約持有之物業	Properties held on short lease	**60,450**	67,735
		6,797,482	6,277,609
本公司	**The Company**		
香港	**Hong Kong**		
按中期契約持有之物業	Properties held on medium-term lease	**45,700**	45,630
中國內地	**Chinese Mainland**		
按中期契約持有之物業	Properties held on medium-term lease	**1,580**	1,621
		47,280	47,251

(甲) 投資物業已由獨立專業估值師戴德梁行有限公司按二零零一年十二月三十一日之公開市值基準作出估值。

(a) The investment properties have been valued as at 31st December 2001 by Debenham Tie Leung Limited, an independent professional valuers, on an open market value basis.

十四. 固定資產(續)

(乙) 本集團按融資租約持有之固定資產於二零零一年十二月三十一日之賬面淨值約達港幣34,078,000元(二零零零年:港幣50,210,000元)。

(丙) 賬面淨值為港幣654,049,000元(二零零零年:港幣124,781,000元)之固定資產已質押作為港幣438,322,000元(二零零零年:港幣80,662,000元)之短期貸款及港幣37,600,000元(二零零零年:無)之長期貸款之抵押。

(丁) 其他固定資產主要包括租賃物業裝修、冷倉設備、傢俬及設備、汽車及在建工程。

14. Fixed Assets (continued)

(b) The net book values of fixed assets held under finance leases of the Group at 31st December 2001 amounted to approximately HK$34,078,000 (2000: HK$50,210,000).

(c) Fixed assets with net book values of HK$654,049,000 (2000: HK$124,781,000) are pledged for short term loans in the sum of HK$438,322,000 (2000: HK$80,662,000) and long term loans in the sum of HK$37,600,000 (2000: nil).

(d) Other fixed assets mainly comprise leasehold improvements, cold storage facilities, furniture and equipment, motor vehicles and construction in progress.

十五. 無形資產 15. Intangible Assets

		購入商譽 Purchased goodwill 港幣千元 HK$'000	商標 Brand names 港幣千元 HK$'000	發展成本 Development costs 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本集團	**The Group**				
成本	Cost				
於二零零一年一月一日	At 1st January 2001	—	182,778	25,365	208,143
收購附屬公司／業務	Acquisition of subsidiaries/business	483,970	2,230	—	486,200
增持附屬公司股權	Increase in equity interest in subsidiaries	361,871	—	—	361,871
於二零零一年十二月三十一日	At 31st December 2001	845,841	185,008	25,365	1,056,214
累計攤銷	Accumulated amortisation				
於二零零一年一月一日	At 1st January 2001	—	28,627	14,526	43,153
本年度攤銷	Charge for the year	37,330	8,845	4,106	50,281
於二零零一年十二月三十一日	At 31st December 2001	37,330	37,472	18,632	93,434
賬面淨值	Net book values				
於二零零一年十二月三十一日	At 31st December 2001	808,511	147,536	6,733	962,780
於二零零零年十二月三十一日	At 31st December 2000	—	154,151	10,839	164,990

購入商譽乃根據其估計可用年限七至二十年攤銷。

The purchased goodwill is amortised over the estimated useful lives of 7 to 20 years.

十六. 於附屬公司之權益 16. Interests in subsidiaries

		二零零一年 港幣千元 **2001 HK$'000**	二零零零年 港幣千元 2000 HK$'000
本公司	**The Company**		
非上市股份，成本值	Unlisted shares, at cost	**7,369,047**	7,369,993
應收附屬公司款項	Amounts due from subsidiaries	**5,857,439**	4,683,786
		13,226,486	12,053,779

於二零零一年十二月三十一日之主要附屬公司詳情刊載於第116頁至第124頁。

Particulars of the principal subsidiaries at 31st December 2001 are set out on pages 116 to 124.

十七. 於聯營公司之權益　17. Interests in Associates

		二零零一年 港幣千元 **2001** **HK$'000**	二零零零年 港幣千元 2000 HK$'000
本集團	**The Group**		
上市	Listed		
應佔資產淨值	Share of net assets	**561,518**	545,535
非上市	Unlisted		
應佔資產淨值	Share of net assets	**1,352,310**	2,272,649
來自收購聯營公司之商譽	Goodwill on acquisition of associates	**1,141**	—
應收聯營公司款項	Amounts due from associates	**1,288,202**	478,739
		3,203,171	3,296,923
上市聯營公司市值	Market value of listed associates	**1,112,937**	1,564,167
本公司	**The Company**		
上市股份，成本值	Listed shares, at cost	**211,075**	210,898
非上市股份，成本值	Unlisted shares, at cost	**1,793,232**	1,947,975
應收聯營公司款項	Amounts due from associates	**—**	15,031
減：有關於聯營公司之投資所確認虧損	Less: loss recognised in respect of investment in an associate	**(195,471)**	—
		1,808,836	2,173,904
上市股份市值	Market value of listed shares	**169,614**	213,003

於二零零一年十二月三十一日之主要聯營公司詳情刊載於第116頁至第124頁。

Particulars of the principal associates at 31st December 2001 are set out on pages 116 to 124.

十八. 其他投資 18. Other Investments

		本集團 The Group	
		二零零一年 港幣千元 **2001 HK$'000**	二零零零年 港幣千元 2000 HK$'000
非流動投資	Non-current investments		
香港非上市股份，成本值	Unlisted shares in Hong Kong, at cost	**11,345**	9,394
中國內地非上市股份，成本值	Unlisted shares in Chinese Mainland, at cost	**11,064**	11,749
注入有限責任合夥商號之資本	Capital contribution to a limited partnership	**53,733**	53,733
應收所投資公司款項	Amounts due from investee companies	**5,607**	6,806
		81,749	81,682

十九. 預付款項 19. Prepayments

		本集團 The Group	
		二零零一年 港幣千元 **2001 HK$'000**	二零零零年 港幣千元 2000 HK$'000
預付母公司集團之附屬公司儲油服務費 — 於一月一日／於收購附屬公司時	Tank storage service fees prepaid to a fellow subsidiary — at 1st January/on date of acquisition of subsidiaries	**432,000**	433,800
減：於年度內動用款項	Less: Amount utilised during the year	**(21,600)**	(1,800)
於十二月三十一日之結餘	Balance at 31st December	**410,400**	432,000
將於一年內動用之部份	Portion to be utilised within one year	**21,600**	21,600
將於一年後動用之部份	Portion to be utilised after one year	**388,800**	410,400
於十二月三十一日之結餘	Balance at 31st December	**410,400**	432,000

根據本集團與母公司集團之附屬公司所訂立之儲油協議（「該協議」），動用之款項可用作對銷根據該協議須於年內支付之部份儲油服務費。

Pursuant to the tank storage agreement (the "Agreement") entered into between the Group and a fellow subsidiary, the utilised amount can be applied to set off portion of the total tank storage service fees payable during the year under the Agreement.

二十. 存貨 20. Stocks

		本集團 The Group		本公司 The Company	
		二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000	二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000
物業存貨	Stock of properties				
待售發展中物業	Properties under development for sale	**—**	15,660	**—**	—
待售物業	Properties held for sale	**239,507**	35,840	**3,000**	3,000
		239,507	51,500	**3,000**	3,000
其他存貨	Other stocks				
原料	Raw materials	**285,253**	262,165	**—**	—
易耗品及包裝材料	Consumables and packing materials	**446,369**	196,731	**—**	—
在製品	Work-in-progress	**84,577**	61,747	**—**	—
製成品	Finished goods	**1,141,665**	1,179,090	**—**	—
		1,957,864	1,699,733	**—**	—
		2,197,371	1,751,233	**3,000**	3,000

於二零零一年十二月三十一日，以可變現淨值列賬之製成品存貨為港幣224,877,000元（二零零零年：無）。

At 31st December 2001, the carrying amount of finished goods that are carried at net realisable value amounted to HK$224,877,000 (2000: nil).

二十一. 貿易及其他應收款項　21. Trade and Other Receivables

		本集團 The Group		本公司 The Company	
		二零零一年 2001 港幣千元 HK$'000	二零零零年 2000 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000	二零零零年 2000 港幣千元 HK$'000
應收貿易賬款	Trade receivables	**1,320,482**	1,429,396	**—**	—
其他應收款項、按金及預付款項	Other receivables, deposits and prepayments	**1,332,873**	810,779	**11,943**	9,209
應收附屬公司款項	Amounts due from subsidiaries	**—**	—	**27,115**	832,044
應收聯營公司款項	Amounts due from associates	**18,388**	21,827	**1,374**	—
		2,671,743	2,262,002	**40,432**	841,253

本集團一般給予客戶以下之信貸期：

The Group normally trades with its customers under the following credit terms:

(甲) 貨到付款；及

a) cash upon delivery and

(乙) 六十天賒賬

b) open credit within 60 days

於結算日之應收貿易賬款之賬齡分析如下：

The following is the aged analysis of trade receivables at the reporting date:

		本集團 The Group	
		二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
0－30天	0 – 30 days	**942,845**	1,162,263
31－60天	31 – 60 days	**205,087**	195,218
61－90天	61 – 90 days	**42,982**	23,911
> 90天	> 90 days	**129,568**	48,004
		1,320,482	1,429,396

二十二. 貿易及其他應付款項　22. Trade and Other Payables

		本集團 The Group		本公司 The Company	
		二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000	二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000
應付貿易賬款	Trade payables	**1,551,921**	1,650,864	**—**	—
其他應付款項及應計費用	Other payables and accruals	**2,348,469**	3,071,960	**7,500**	6,904
撥備(附註二十三)	Provisions (note 23)	**164,190**	192,744	**—**	—
應付附屬公司款項	Amounts due to subsidiaries	**—**	—	**27,882**	30,735
應付聯營公司款項	Amounts due to associates	**1,256**	8,558	**—**	—
應付母公司集團之附屬公司款項	Amounts due to fellow subsidiaries	**15,411**	50,161	**321**	50,161
		4,081,247	4,974,287	**35,703**	87,800

於結算日之應付貿易賬款之賬齡分析如下：

The following is an aged analysis of trade payables at the balance sheet date:

		本集團 The Group	
		二零零一年 港幣千元 **2001** **HK$'000**	二零零零年 港幣千元 2000 HK$'000
0－30天	0 – 30 days	**752,262**	1,152,670
31－60天	31 – 60 days	**413,297**	423,926
61－90天	61 – 90 days	**148,770**	19,811
> 90天	> 90 days	**237,592**	54,457
		1,551,921	1,650,864

二十三. 撥備 23. Provisions

		港幣千元 HK$'000
本集團	**The Group**	
於二零零一年一月一日	At 1st January 2001	192,744
年內動用撥備	Utilisation during the year	(28,554)
於二零零一年十二月三十一日	At 31st December 2001	164,190

有關撥備乃為以往年度所收購業務進行重組而作出。此等撥備將根據收購該等業務時之重組計劃而動用。

The amounts represent provisions for restructuring activities for operations acquired in previous years. These provisions were utilised in accordance with the restructuring plans adopted when such operations were acquired.

二十四. 短期貸款 24. Short Term Loans

		本集團 The Group		本公司 The Company	
		二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000	二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000
長期負債即期部份包括	Current portion of long term liabilities comprises				
有抵押銀行貸款	Secured bank loans	**—**	31,688	**—**	—
無抵押銀行貸款	Unsecured bank loans	**—**	990,600	**—**	585,000
其他無抵押貸款	Other unsecured loans	**1,365,000**	—	**—**	—
融資租約承擔	Obligations under finance leases	**12,183**	11,185	**—**	—
		1,377,183	1,033,473	**—**	585,000
短期銀行貸款、信託收據及透支	Short term bank loans, trust receipts and overdrafts				
有抵押	Secured	**480,388**	180,574	**—**	—
無抵押	Unsecured	**734,557**	757,711	**—**	—
		2,592,128	1,971,758	**—**	585,000

二十五. 長期負債 25. Long Term Liabilities

		本集團 The Group		本公司 The Company	
		二零零一年 2001 港幣千元 HK$'000	二零零零年 2000 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000	二零零零年 2000 港幣千元 HK$'000
須於五年內償還之有抵押銀行貸款	Secured bank loans repayable within 5 years	**37,600**	31,688	**—**	—
須於五年內償還之無抵押銀行貸款	Unsecured bank loans repayable within 5 years	**2,994,000**	4,296,200	**—**	585,000
須於五年內償還之其他無抵押貸款	Other unsecured loans repayable within 5 years	**3,201,081**	1,365,000	**—**	—
須於五年內償還之融資租約承擔	Obligations under finance leases repayable within 5 years	**29,835**	36,114	**—**	—
毋須於五年內悉數償還之其他無抵押貸款	Other unsecured loan not wholly repayable within 5 years	**127,264**	—	**—**	—
毋須於五年內悉數償還之融資租約承擔	Obligations under finance leases not wholly repayable within 5 years	**5,437**	11,076	**—**	—
		6,395,217	5,740,078	**—**	585,000
列於流動負債之即期部份	Current portion included in current liabilities	**(1,377,183)**	(1,033,473)	**—**	(585,000)
		5,018,034	4,706,605	**—**	—
長期負債之非即期部份應按以下年期償還：	The non-current portion of long term liabilities are repayable as follows:				
銀行貸款	**Bank loans**				
一年以上至兩年內	After 1 year, but within 2 years	**94,000**	405,600	**—**	—
兩年以上至五年內	After 2 years, but within 5 years	**2,937,600**	2,900,000	**—**	—
其他貸款	**Other loans**				
一年以上至兩年內	After 1 year, but within 2 years	**17,905**	1,365,000	**—**	—
兩年以上至五年內	After 2 years, but within 5 years	**1,889,795**	—	**—**	—
五年後	After 5 years	**55,645**	—	**—**	—
融資租約承擔	**Obligations under finance leases**				
一年以上至兩年內	After 1 year, but within 2 years	**5,663**	8,284	**—**	—
兩年以上至五年內	After 2 years, but within 5 years	**11,989**	16,645	**—**	—
五年後	After 5 years	**5,437**	11,076	**—**	—
		5,018,034	4,706,605	**—**	—

二十五. 長期負債(續)

(甲) 須於五年內償還之其他無抵押貸款包括本集團於二零零一年五月三十日發行之230,000,000美元二零零六年到期之無抵押可換股債券。該等股債可由二零零一年七月十一日起至二零零六年五月十七日(首尾兩天包括在內)止期間，按每股作價港幣15.00元，轉換為本公司股份。該等股債如無贖回、轉換或購買及註銷，將於二零零六年五月三十一日按其本金額之121.78%贖回。倘若本公司股份於贖回通知日期前五個交易日之內完結的連續三十個交易日期間之每一天，在聯交所之收市價均為最少達有效兑換價之130%，或股債本金額最少有90%已轉換或購買及註銷，則本集團可於二零零四年六月一日或之後隨時全數贖回。

(乙) 根據本集團須於五年內償還之無抵押銀行貸款之協議條款，控股公司華潤(集團)有限公司(「華潤集團」)按規定須實益擁有本公司最少35%具有表決權之股份及／或維持其作為本公司單一最大股東之身份(不論為直接或透過其附屬公司間接持有有關權益)。

25. Long Term Liabilities (continued)

(a) Other unsecured loans repayable within five years include US$230,000,000 unsecured convertible bonds due 2006 issued by the Group on 30th May 2001. The bonds are exchangeable for shares of the Company at a conversion price of HK$15.00 per share during the period from 11th July 2001 to 17th May 2006 inclusive. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed at 121.78% of their principal amount on 31st May 2006. The bonds may be redeemed in whole by the Group at any time on or after 1st June 2004 if the closing price of the shares of the Company on the Stock Exchange for each dealing day during the period of 30 consecutive dealing days ending at any time within the period of five dealing days prior to the redemption notice shall have been at least 130% of the conversion price in effect on each such dealing day or at least 90% in principal amount of the bonds have already been converted or purchased and cancelled.

(b) Under the terms of the agreements of the Group's unsecured bank loans repayable within 5 years, China Resources (Holdings) Company Limited ("CRH"), a holding company, is required to remain as a beneficial owner of at least 35% of the voting shares of the Company and/or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company.

二十六. 遞延稅項 26. Deferred Taxation

		本集團 The Group	
		二零零一年 港幣千元 **2001** **HK$'000**	二零零零年 港幣千元 2000 HK$'000
主要因加速折舊免稅額及發展中物業之預售溢利所產生遞延稅項之變動如下：	The movements in deferred taxation, arising from accelerated depreciation allowances and profit on pre-sale of properties under development, are as follows:		
於一月一日	At 1st January	**34,655**	19,497
有關收購及出售附屬公司	Relating to subsidiaries acquired and disposed of	**—**	20,924
本年度撥備／(撥回)	Provision/(reversal) for the year	**1,927**	(5,761)
匯兌差額	Exchange difference	**(8)**	(5)
於十二月三十一日	At 31st December	**36,574**	34,655
結算日時未在財務報告內確認／(撥備)之潛在遞延稅項資產／(負債)之數額如下：	At the balance sheet date, the potential deferred taxation assets/(liabilities) which have not been recognised/(provided) for in the financial statements are as follows:		
產生自加速折舊免稅額	Arising from accelerated depreciation allowances	**(7,827)**	(1,333)
產生自尚未沖銷之稅項虧損	Arising from unrelieved tax losses	**66,761**	61,021
產生自其他時差	Arising from other timing differences	**839**	752

重估投資物業所產生之盈餘毋須撥備遞延稅項，原因是該盈餘就遞延稅項而言並不構成時差，而該盈餘變現亦不會導致產生任何稅務責任。

Provision for deferred taxation in respect of surplus arising on revaluation of investment properties is not required because such surplus does not constitute a timing difference for deferred taxation purposes and realisation of the surpluses would not give rise to any tax liability.

二十七. 少數股東權益

少數股東權益包括有關少數股東墊付予附屬公司之款項港幣286,748,000元(二零零零年:港幣384,858,000元),該等款項乃被視為該等少數股東就該等附屬公司之營運作出之注資額(連同繳足股本)之一部份。

27. Minority Interests

Included in the minority interests are amounts advanced to subsidiaries by the respective minority shareholders of HK$286,748,000 (2000: HK$384,858,000) which are considered as part of their contributions, together with paid up capital, made to finance the operations of these subsidiaries.

二十八. 股本

28. Share Capital

		二零零一年 **2001**		二零零零年 2000	
		股份數目 **Number of Shares** 千股 **'000**	面值 **Nominal value** 港幣千元 **HK$'000**	股份數目 Number of shares 千股 '000	面值 Nominal value 港幣千元 HK$'000
法定	Authorised				
每股面值港幣1元之普通股	Ordinary shares of HK$1 each	**3,000,000**	**3,000,000**	3,000,000	3,000,000
已發行及繳足股本	Issued and fully paid				
於一月一日	At 1st January	**1,988,785**	**1,988,785**	1,983,734	1,983,734
行使購股權	Exercise of share options	**12,502**	**12,502**	2,898	2,898
配發股份	Allotment of shares	**14,263**	**14,263**	2,153	2,153
於十二月三十一日	At 31st December	**2,015,550**	**2,015,550**	1,988,785	1,988,785

二十八. 股本(續)

(甲) 根據本公司購股權計劃，本公司董事獲授權按每份購股權港幣1元之價格，授出可由授出日期起十年內行使之購股權，惟授出條款另有指明者除外。購股權變動詳情茲概述如下：

28. Share Capital (continued)

(a) Pursuant to the Company's Share Option Scheme, the directors of the Company were authorised to grant share options at a price of HK$1 per grant which share options are exercisable during the period of ten years from the grant date unless otherwise specified in the terms of the grant. Details of the movements of the share options are summarised as follows:

授出日期 Date of grant	行使價 港幣 Exercise price HK$	於二零零一年一月一日購股權數目 Number of share options at 01/01/2001	年內授出之購股權數目 Number of share options granted during the year	年內行使之購股權數目 Number of share options exercised during the year	於二零零一年十二月三十一日之購股權數目 Number of share options at 31/12/2001
11/05/1996	3.856	9,160,000	—	1,010,000	8,150,000
17/11/1997	14.300	3,900,000	—	—	3,900,000
07/12/1998	8.980	4,710,000	—	2,232,000	2,478,000
13/10/1999	8.480	1,850,000	—	30,000	1,820,000
06/01/2000	9.790	1,300,000	—	730,000	570,000
18/02/2000	9.590	2,000,000	—	—	2,000,000
20/06/2000	7.190	24,026,400	—	5,013,400	19,013,000
17/07/2000	8.860	1,000,000	—	78,000	922,000
14/08/2000	9.670	1,000,000	—	—	1,000,000
22/08/2000	9.720	240,000	—	—	240,000
21/11/2000	7.080	10,109,000	—	2,805,000	7,304,000
21/11/2000	9.290	214,000	—	—	214,000
21/11/2000	10.820	1,026,000	—	—	1,026,000
21/11/2000	10.860	488,000	—	—	488,000
21/11/2000	11.730	800,000	—	—	800,000
21/11/2000	11.950	1,824,000	—	142,000	1,682,000
11/01/2001	8.730	—	500,000	100,000	400,000
02/04/2001	8.430	—	9,940,000	362,000	9,578,000
30/07/2001	9.120	—	400,000	—	400,000
總計 Total		63,647,400	10,840,000	12,502,400	61,985,000

二十八. 股本(續)

(乙) 根據於二零零零年十一月二十七日提呈收購五豐行有限公司(「五豐行」)全部已發行股份的自願性有條件收購建議，五豐行股東獲每六股每股面值港幣0.10元的五豐行股份提呈港幣29.40元現金，或同意收購建議之五豐行股東可選擇收取港幣19.44元現金另加本公司一股新股，任何更多或更少五豐行股份均按相同比例計算(「現金加股份選擇」)。年內，本公司因五豐行股東之現金加股份選擇已經合共發行14,263,187股股份。

28. Share Capital (continued)

(b) Pursuant to the voluntary conditional offer to acquire all the issued shares in Ng Fung Hong Limited ("NFH") made on 27th November 2000, the shareholders of NFH were offered for every 6 shares of HK$0.10 each of NFH either for HK$29.40 in cash, or at the election of the assenting shareholder, HK$19.44 in cash and 1 new share in the Company, and in the same proportion for any greater or lesser number of shares in NFH ("Cash and Share Alternative"). A total of 14,263,187 shares of the Company were issued during the year as a result of the shareholders of NFH who had elected the Cash and Share Alternative.

二十九. 儲備　　29. Reserves

		股份溢價 Share premium HK$'000 港幣千元	資本儲備 Capital reserve HK$'000 港幣千元	物業估值儲備 Property valuation reserve HK$'000 港幣千元	匯兌儲備 Exchange reserve HK$'000 港幣千元	一般儲備 General reserve HK$'000 港幣千元	保留溢利 Retained profits HK$'000 港幣千元	總額 Total HK$'000 港幣千元
本集團	**The Group**							
於二零零零年一月一日	At 1st January 2000							
前期所列	As previously reported	9,677,778	(4,397,744)	11,683	21,639	60,837	3,434,900	8,809,093
取消確認一九九九年末期股息負債（附註一丙(甲)）	Derecognition of liability for final dividend for 1999 (note 1C(a))	—	—	—	—	—	178,536	178,536
重列	As restated	9,677,778	(4,397,744)	11,683	21,639	60,837	3,613,436	8,987,629
發行股份溢價	Premium on shares issued	27,275	—	—	—	—	—	27,275
發行股份費用	Share issue expenses	(31)	—	—	—	—	—	(31)
匯率調整	Exchange rate adjustments	—	—	—	251	—	—	251
重估盈餘	Surplus on revaluation	—	—	34,280	—	—	—	34,280
收購及增持股權時產生之溢價淨額	Net premium on acquisition and increase in shareholdings	—	(1,766,269)	—	—	—	—	(1,766,269)
因出售附屬及聯營公司之調撥	Released due to disposal of subsidiaries and associates	—	161,652	—	(14,263)	(53,180)	53,180	147,389
應佔聯營公司之儲備	Share of reserves of associates	—	(18,585)	—	(220)	—	—	(18,805)
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	1,656,733	1,656,733
股息	Dividends	—	—	—	—	—	(297,790)	(297,790)
轉撥	Transfer	—	—	—	—	1,797	(1,797)	—
於二零零一年一月一日重列	At 1 January 2001 As restated	9,705,022	(6,020,946)	45,963	7,407	9,454	5,023,762	8,770,662

二十九. 儲備(續)　29. Reserves (continued)

		股份溢價 Share premium HK$'000 港幣千元	資本儲備 Capital reserve HK$'000 港幣千元	物業估值儲備 Property valuation reserve HK$'000 港幣千元	匯兌儲備 Exchange reserve HK$'000 港幣千元	一般儲備 General reserve HK$'000 港幣千元	保留溢利 Retained profits HK$'000 港幣千元	總額 Total HK$'000 港幣千元
本集團	**The Group**							
於二零零一年一月一日	At 1st January 2001							
前期所報	As previously reported	9,705,022	(6,020,946)	45,963	7,407	9,454	4,725,444	8,472,344
取消確認二零零零年末期股息負債(附註一丙(甲))	Derecognition of liability for final dividend for 2000 (note 1C(a))	—	—	—	—	—	298,318	298,318
重列	As restated	9,705,022	(6,020,946)	45,963	7,407	9,454	5,023,762	8,770,662
發行股份溢價	Premium on shares issued	195,874	—	—	—	—	—	195,874
發行股份費用	Share issue expenses	(166)	—	—	—	—	—	(166)
匯率調整	Exchange rate adjustments	—	—	—	(1,276)	—	—	(1,276)
重估虧絀	Deficit on revaluation	—	—	(25,545)	—	—	—	(25,545)
因出售附屬及聯營公司之調撥	Released due to disposal of subsidiaries and associates	—	(1,315)	—	(226)	(6,056)	6,056	(1,541)
出售一間聯營公司虧損確認(註)	Loss recognised in respect of disposal of an associate (Note)	—	292,012	—	—	—	—	292,012
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	1,204,807	1,204,807
股息	Dividends	—	—	—	—	—	(462,992)	(462,992)
轉撥	Transfer	—	—	—	—	1,311	(1,311)	—
於二零零一年十二月三十一日	At 31st December 2001	9,900,730	(5,730,249)	20,418	5,905	4,709	5,770,322	9,971,835

註：此項撥備乃從以往收購該聯營公司所產生之商譽中扣除(附註六)。

Note: The amount was charged against the goodwill previously written-off in relation to that associate (note 6).

二十九. 儲備(續) 29. Reserves (continued)

		股份溢價 Share premium HK$'000 港幣千元	資本儲備 Capital reserve HK$'000 港幣千元	物業估值儲備 Property valuation reserve HK$'000 港幣千元	匯兌儲備 Exchange reserve HK$'000 港幣千元	一般儲備 General reserve HK$'000 港幣千元	保留溢利 Retained profits HK$'000 港幣千元	總額 Total HK$'000 港幣千元
本公司	The Company							
於二零零零年一月一日	At 1st January 2000							
前期所報	As previously reported	9,677,778	—	40,101	—	—	142,523	9,860,402
取消確認一九九九年末期股息負債(附註一丙(甲))	Derecognition of liability for final dividend for 1999 (note 1C(a))	—	—	—	—	—	178,536	178,536
重列	As restated	9,677,778	—	40,101	—	—	321,059	10,038,938
發行股份溢價	Premium on shares issued	27,275	—	—	—	—	—	27,275
發行股份費用	Share issue expenses	(31)	—	—	—	—	—	(31)
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	2,954,222	2,954,222
股息	Dividends	—	—	—	—	—	(297,790)	(297,790)
於二零零一年一月一日 重列	At 1st January 2001 As restated	9,705,022	—	40,101	—	—	2,977,491	12,722,614
於二零零一年一月一日	At 1st January 2001							
前期所報	As previously reported	9,705,022	—	40,101	—	—	2,679,173	12,424,296
取消確認二零零零年末期股息負債(附註一丙(甲))	Derecognition of liability for final dividend for 2000 (note 1(C(a))	—	—	—	—	—	298,318	298,318
重列	As restated	9,705,022	—	40,101	—	—	2,977,491	12,722,614
發行股份溢價	Premium on shares issued	195,874	—	—	—	—	—	195,874
發行股份費用	Share issue expenses	(166)	—	—	—	—	—	(166)
重估盈餘	Surplus on revaluation	—	—	70	—	—	—	70
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	1,013,087	1,013,087
股息	Dividends	—	—	—	—	—	(462,992)	(462,992)
於二零零一年十二月三十一日	At 31st December 2001	9,900,730	—	40,171	—	—	3,527,586	13,468,487

二十九. 儲備（續）

（甲）先前在儲備中對銷／撥入儲備並於二零零一年十二月三十一日仍有餘額之商譽及負商譽分別為數港幣7,353,745,000元（二零零零年：7,644,442,000元）及港幣795,488,000元（二零零零年：港幣795,488,000元）。

（乙）一般儲備為股東權益之部份，並包括中國內地之附屬公司及聯營公司之法定盈餘儲備、法定公益金及任意盈餘公積金。

（丙）本集團保留溢利內已包括由本集團聯營公司所保留之溢利約港幣337,730,000元（二零零零年：港幣294,265,000元）。

（丁）本公司可供分派予股東之儲備約為港幣3,527,586,000元（二零零零年：港幣2,977,491,000元）。

29. Reserves (continued)

(a) Goodwill and negative goodwill previously eliminated against/credited to reserves and outstanding as at 31st December 2001 amounted to HK7,353,745,000 (2000:HK$7,644,442,000) and HK$795,488,000 (2000:HK$ 795,488,000) respectively.

(b) General reserve is part of shareholders' funds and comprises statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve of subsidiaries and associates in the Chinese Mainland.

(c) The retained profits of the Group include approximately HK$337,730,000 (2000: HK$294,265,000) retained by associates of the Group.

(d) Reserves of the Company available for distribution to shareholders amounted to approximately HK$3,527,586,000 (2000: HK$2,977,491,000).

三十. 綜合現金流量表附註

30. Notes to the Consolidated Cash Flow Statement

甲 除稅前溢利與經營業務之現金流入淨額之對賬

A Reconciliation of profit before taxation to net cash inflow from operating activities

		二零零一年 港幣千元 **2001 HK$'000**	二零零零年 港幣千元 2000 HK$'000
除稅前溢利	Profit before taxation	**1,729,680**	2,717,157
應佔聯營公司業績	Share of results of associates	**(422,559)**	(611,698)
出售／視作出售聯營公司所得溢利	Profit on disposal/deemed disposal of associates	**(59,085)**	(172,545)
出售附屬公司權益所得溢利	Profit on disposal of interest in subsidiaries	**(9,289)**	(1,699)
股息收入	Dividend income	**(12,888)**	(1,682)
利息收入	Interest income	**(255,272)**	(410,071)
利息支出	Interest expenses	**403,232**	370,022
出售固定資產虧損	Loss on disposal of fixed assets	**10,815**	19,599
無形資產攤銷	Amortisation of intangible assets	**50,281**	10,472
撇銷無形資產	Intangible assets written off	**—**	715
折舊	Depreciation	**571,419**	395,624
就固定資產所確認之減值虧損	Impairment loss recognised in respect of fixed assets	**6,000**	—
有關於聯營公司之投資所確認之虧損	Loss recognised in respect of investment in an associate	**292,012**	—
已動用之儲油服務費	Tank storage service fee utilised	**21,600**	1,800
物業存貨之變動	Changes in stock of properties	**(188,007)**	1,843,839
其他存貨之變動	Changes in other stocks	**125,968**	(307,422)
貿易及其他應收款項之變動	Changes in trade and other receivables	**(196,375)**	75,387
現金寄存律師專用戶口之變動	Changes in stakeholder accounts	**483,490**	(467,408)
貿易及其他應付款項之變動	Changes in trade and other payables	**(790,795)**	1,054,971
應付控股公司款項之變動	Changes in amount due to holding company	**—**	(701,461)
經營業務之現金流入淨額	Net cash inflow from operating activities	**1,760,227**	3,815,600

三十. 綜合現金流量表附註(續) 30. Notes to the Consolidated Cash Flow Statement (continued)

乙 出售附屬公司 B Disposal of subsidiaries

		二零零一年 港幣千元 2001 HK$'000	二零零零年 港幣千元 2000 HK$'000
出售資產淨值：	Net assets disposed of:		
固定資產	Fixed assets	**17,444**	146,655
其他投資	Other investments	**—**	6
其他存貨	Other stocks	**11,652**	169,603
貿易及其他應收款項	Trade and other receivables	**18,031**	76,288
可退回税項	Taxation recoverable	**—**	2,359
現金及銀行結存	Cash and bank balances	**6,973**	214,239
貿易及其他應付款項	Trade and other payables	**(19,361)**	(81,651)
應付税項	Taxation payable	**(59)**	—
短期貸款	Short term loan	**(3,760)**	—
長期貸款	Long term loans	**—**	(6,110)
少數股東權益	Minority interests	**(18,360)**	(263,140)
儲備調撥	Reserves released	**(1,961)**	74,085
出售附屬公司所得溢利	Profit on disposal of subsidiaries	**424**	1,699
		11,023	334,033
於聯營公司保留之權益	Interests retained in associates	**—**	(90,021)
		11,023	244,012
以下列方式支付：	Satisfied by:		
現金代價	Cash consideration	**11,023**	21,620
收購附屬公司權益	Interests in subsidiaries acquired	**—**	222,392
		11,023	244,012
出售附屬公司所得之現金及現金等值流入／(流出)淨額分析	**Analysis of the net inflow/(outflow) of cash and cash equivalents in respect of disposal of subsidiaries**		
已收現金代價	Cash considerations received	**11,023**	21,620
出售現金及銀行結存	Cash and bank balances disposed of	**(6,973)**	(214,239)
		4,050	(192,619)

三十. 綜合現金流量表附註(續) 30. Notes to the Consolidated Cash Flow Statement (continued)

丙 收購附屬公司／業務 C Acquisition of subsidiaries/business

		二零零一年 港幣千元 **2001** **HK$'000**	二零零零年 港幣千元 2000 HK$'000
收購所得資產淨值：	Net assets acquired:		
固定資產	Fixed assets	**1,408,946**	1,437,185
無形資產	Intangible assets	**2,230**	42,443
於聯營公司之權益	Interest in associates	**—**	56,772
應收聯營公司款項	Amounts due from associates	**—**	182,054
其他投資	Other investments	**—**	60,410
其他存貨	Other stocks	**395,751**	415,488
預付款項	Prepayments	**—**	433,800
貿易及其他應收款項	Trade and other receivables	**229,600**	993,936
可退回稅項	Taxation recoverable	**526**	369
現金及銀行結存	Cash and bank balances	**126,124**	740,518
貿易及其他應付款項	Trade and other payables	**(733,910)**	(1,233,559)
銀行透支	Bank overdraft	**—**	(11,925)
短期貸款	Short term loans	**(361,080)**	(531,138)
應付稅項	Taxation payable	**—**	(5,113)
長期貸款	Long term loans	**(184,604)**	(539,125)
遞延稅項	Deferred taxation	**—**	(20,924)
少數股東權益	Minority interests	**(176,234)**	(234,295)
收購產生之商譽	Goodwill on acquisition	**483,970**	912,437
		1,191,319	2,699,333
加：收購前持有之聯營公司(資產)／負債淨值	Add: Net (assets)/liabilities of associates held prior to acquisition	**(2,076)**	26,997
購入公司間債項	Purchase of inter-company debt	**—**	505,000
		1,189,243	3,231,330

三十. 綜合現金流量表附註(續) 30. Notes to the Consolidated Cash Flow Statement (continued)

丙 收購附屬公司／業務(續) C Acquisition of subsidiaries/business (continued)

		二零零一年 港幣千元 **2001 HK$'000**	二零零零年 港幣千元 2000 HK$'000
以下列方式支付：	Discharged by :		
現金	Cash	**807,656**	1,233,688
出售附屬公司及聯營公司權益	Interest in subsidiaries and associates disposed of	**45,244**	1,853,000
遞延代價	Deferred consideration	**336,343**	144,642
		1,189,243	3,231,330
收購業務／附屬公司之現金及現金等值流出淨額分析	**Analysis of net cash outflow of cash and cash equivalents in respect of the purchase of business/subsidiaries' undertakings**		
現金代價	Cash consideration	**(807,656)**	(1,233,688)
收購所得現金及銀行結存	Cash and bank balances acquired	**126,124**	740,518
收購所得銀行透支	Bank overdraft acquired	**—**	(11,925)
		(681,532)	(505,095)

三十. 綜合現金流量表附註(續) 30. Notes to the Consolidated Cash Flow Statement (continued)

丁 年內融資變動分析 D Analysis of changes in financing during the year

		銀行及其他貸款 Bank and other loans 港幣千元 HK$'000	少數股東權益 Minority interests 港幣千元 HK$'000	股本及溢價 Share capital and premium 港幣千元 HK$'000
於二零零零年一月一日	At 1st January 2000	4,849,406	3,905,492	11,661,512
融資之現金流入淨額	Net cash inflow from financing	1,262,096	213,491	12,812
融資租約承擔開始	Inception of obligations under finance leases	2,067	—	—
收購附屬公司	Acquisition of subsidiaries	565,263	234,295	—
增持附屬公司權益	Purchase of additional interests in subsidiaries	—	(802,620)	19,483
出售附屬公司	Disposal of subsidiaries	(6,110)	(263,140)	—
少數股東應佔溢利	Minority interests' share of profits	—	797,613	—
少數股東應佔儲備	Minority interests' share of reserves	—	(3,790)	—
已付少數股東股息	Dividends paid to minority shareholders	—	(1,192,181)	—
於二零零一年一月一日	At 1st January 2001	6,672,722	2,889,160	11,693,807
融資之現金流入/(流出)淨額	Net cash inflow/(outflow) from financing	349,551	283,219	93,391
收購附屬公司/業務	Acquisition of subsidiaries/business	545,684	176,234	—
增持附屬公司權益	Purchase of additional interest in subsidiaries	—	(358,504)	129,082
出售附屬公司	Disposal of subsidiaries	(3,760)	(18,360)	—
少數股東應佔溢利	Minority interests' share of profits	—	261,048	—
少數股東應佔儲備	Minority interests' share of reserves	—	(547)	—
減持附屬公司權益	Decrease in shareholdings of subsidiaries	—	36,379	—
贖回溢價撥備	Provision for redemption premium	42,083	—	—
已付少數股東股息	Dividends paid to minority shareholders	—	(400,787)	—
於二零零一年十二月三十一日	At 31st December 2001	7,606,280	2,867,842	11,916,280

三十一. 資本承擔 31. Capital Commitments

		The Group 本集團		The Company 本公司	
		二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000	二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000
於結算日尚未完成之資本承擔如下：	Capital commitments outstanding at the balance sheet date are as follows:				
已簽約但尚未撥備之	Contracted for but not provided for				
發展中物業之開支	Expenditure in respect of properties under development	**—**	270,047	**—**	—
購入及興建固定資產	Purchase and construction of fixed assets	**124,987**	77,841	**—**	—
		124,987	347,888	**—**	—
已批准但尚未簽約之	Authorised but not contracted for				
租賃物業之開支	Expenditure in leasehold properties	**75,536**	22,525	**—**	—
購入及興建固定資產	Purchase and construction of fixed assets	**307,699**	114,320	**—**	—
		508,222	484,733	**—**	—

三十二. 營業租約承擔

32. Operating Lease Commitments

(甲) 本集團作為承租人

(a) The Group as lessee

		本集團 The Group		本公司 The Company	
		二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000	二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000
於結算日，不可註銷營業租約項下最低租賃款項之應付狀況如下：	At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are payable as follows:				
— 在一年內屆滿	— Within one year	**322,408**	265,026	**—**	—
— 在第二年至第五年內（包括首尾兩年）屆滿	— In the second to fifth year inclusive	**558,940**	504,933	**—**	—
— 在第五年之後屆滿	— After five years	**181,808**	197,872	**—**	—
		1,063,156	967,831	**—**	—

營業租賃款項指本集團應為若干零售門市以及辦公室單位支付之租金。租約按一至六年之租賃年期商議。

Operating lease payments represent rental payable by the Group for certain of its retail outlets and office properties. Leases are negotiated for lease terms from one to six years.

三十二. 營業租約承擔(續) 32. Operating Lease Commitments (continued)

(乙)本集團作為出租人 (b) The Group as lessor

		本集團 The Group		本公司 The Company	
		二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000	二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000
於結算日，不可註銷營業租約項下最低租賃款項之應收狀況如下：	At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are receivable as follows:				
投資物業	Investment properties				
一在一年內屆滿	— Within one year	**156,833**	169,572	**1,209**	456
一在第二年至第五年內(包括首尾兩年)屆滿	— In the second to fifth year inclusive	**190,686**	251,353	**586**	354
一在第五年之後屆滿	— After five years	**56,042**	82,010	**—**	—
		403,561	502,935	**1,795**	810

此等物業之租客平均租用年期介乎一至三年。

These properties has committed tenants for an average term from one to three years.

三十三. 融資租約項下之承擔

33. Obligations Under Finance Leases

		最低租賃款項 Minimum lease payments		最低租賃款項現值 Present value of minimum lease payments	
		二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000	二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000
於結算日，本集團根據融資租約須繳付之款項如下：	At the balance sheet date, the Group's amounts payable under finance leases are as follows:				
在一年內屆滿	Within one year	**14,945**	15,538	**12,183**	11,185
在第二年至第五年內（包括首尾兩年）屆滿	In the second to fifth years inclusive	**23,143**	35,022	**17,652**	24,929
在第五年之後屆滿	After five years	**5,920**	11,653	**5,437**	11,076
		44,008	62,213	**35,272**	47,190
減：日後財務費用	Less: future finance charges	**(8,736)**	(15,023)		
租賃承擔之現值	Present value of lease obligations	**35,272**	47,190		
減：須於十二個月內償還之款項	Less: Amount due for settlement within 12 months			**(12,183)**	(11,185)
須於十二個月後償還之款項	Amount due for settlement after 12 months			**23,089**	36,005

三十三. 融資租約項下之承擔(續)

本集團其中一項政策是將若干固定資產以融資租賃方式出租。平均租賃期是五年。截至二零零一年十二月三十一日止年度，實際平均借貸年利率約為11%。利率乃於簽約當日釐定。所有租賃乃採用固定還款方式，且並無就或然租金款項訂立任何安排。

33. Obligations Under Finance Leases (continued)

The Group leases certain of its fixed assets under finance leases. The average lease term is five years. For the year ended 31st December 2001, the average effective borrowing rate was approximately of 11% p.a. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

三十四. 或然負債

34. Contingent Liabilities

		本集團 The Group		本公司 The Company	
		二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000	二零零一年 **2001** 港幣千元 **HK$'000**	二零零零年 2000 港幣千元 HK$'000
於結算日，本公司為附屬公司提供之銀行及其他貸款擔保而產生之或然負債	At the balance sheet date, there were contingent liabilities in respect of guarantees for banks and other loans provided to subsidiaries	**—**	—	**6,062,900**	4,265,000

三十五. 關連交易

甲 於二零零零年十一月八日本公司與華潤集團一間附屬公司訂立一項有條件協議，出售本公司在瀋陽華潤三洋壓縮機有限公司及瀋陽盛潤三洋壓縮機有限公司各自之25.5%權溢，總代價為33,386,150美元。該兩間公司均為本集團之聯營公司。此項目於二零零一年一月完成。

35. Related Party Transactions

A On 8th November 2000, the Company entered into a conditional agreement with a subsidiary of CRH to dispose of its 25.5% interest in China Resources (Shenyang) Sanyo Compressor Co., Ltd. and Shenyang Shengrun Sanyo Compressor Co., Ltd, both are associates of the Group, at an aggregate consideration of US$33,386,150. The disposal was completed in January 2001.

三十五. 關連交易(續)

乙　本公司訂立一項買賣協議，內容乃有關本公司以總代價約港幣944,000,000元收購華潤集團所擁有之China Resources Textiles (BVI) Company Limited(「華潤輕紡集團」)全部已發行股本之事宜。該項代價乃經各方公平磋商，並參考華潤輕紡集團截至二零零零年十二月三十一日止年度之備考合併純利約港幣181,700,000元而釐定。該項代價乃以下列方式支付：(i)本公司緊隨完成時按發行價每股港幣8.37元發行56,300,000股新普通股；及(ii)一筆過支付現金款項港幣472,800,000元。此項交易於二零零二年一月完成。

華潤輕紡集團主要從事經銷棉、聚酯纖維、胚布及印染布等紡織品。為支援經銷業務，華潤輕紡集團亦從事紡紗、織布業務及以「原設備製造商」(OEM)方式製造成衣。

35. Related Party Transactions (continued)

B　The Company entered into a sale and purchase agreement in relation to the acquisition by the Company of CRH's entire issued share capital of China Resources Textiles (BVI) Company Limited (the "Textile Group") for an aggregate consideration of approximately HK$944 million. The consideration was arrived at after arm's length negotiation between the parties thereto and with reference to the pro forma combined net profits of the Textile Group for the year ended 31st December 2000 of about HK$181.7 million. The consideration was satisfied by (i) the issue of 56,300,000 new ordinary shares of the Company at an issue price of HK$8.37 per share on completion; and (ii) a lump sum cash payment of about HK$472.8 million. The transaction was completed in January 2002.

The Textile Group is principally engaged in the distribution of textile products including cotton, polyester fiber, grey cloth and printed fabrics. To support its trading operation, the Textile Group is also engaged in the spinning and weaving operation and manufacture (on OEM basis) of garments.

三十五. 關連交易(續)

35. Related Party Transactions (continued)

丙 年內，本集團亦曾與有關連人士訂立以下交易：

C During the year, the Group also entered into transactions with related parties as follows:

		二零零一年 港幣千元 **2001 HK$'000**	二零零零年 港幣千元 2000 HK$'000
向母公司集團之附屬公司銷售貨品(附註甲)	Sales of goods to fellow subsidiaries (note a)	**23,712**	41,917
向母公司集團之附屬公司提供倉貯服務(附註甲)	Provision for godown and storage services to fellow subsidiaries (note a)	**937**	2,344
從母公司集團之附屬公司購入貨品(附註甲)	Purchases of goods from fellow subsidiaries (note a)	**97,076**	15,432
向母公司集團之附屬公司支付營業租約款項及其他費用(附註乙)	Operating lease payments and other charges paid to fellow subsidiaries (note b)	**55,239**	43,306
母公司集團之一間附屬公司提供建築服務(附註乙)	Construction services provided by a fellow subsidiary (note b)	**300,744**	677,614
應付直屬控股公司及母公司集團之一間附屬公司之儲油服務費(附註乙)	Tank storage service fees payable to a holding company and a fellow subsidiary (note b)	**141,600**	11,800
應收直屬控股公司及母公司集團之一間附屬公司之儲存設施管理費用(附註乙)	Storage facilities management fees receivable from immediate holding company and a fellow subsidiary (note b)	**19,992**	1,666
年內從一間聯營公司購入若干租賃物業	Purchase of certain leasehold properties from an associate during the year	**—**	40,000

三十五. 關連交易(續)

附註：

(甲) 此等交易是按當時市價進行。

(乙) 此等交易是依據有關協議內之定價政策進行。

(丙) 年內，本集團亦按象徵性價格，租賃若干由本公司之控股公司擁有之單位。

35. Related Party Transactions (continued)

Notes:

(a) The transactions were carried out with reference to the prevailing market price.

(b) The transactions were carried out in accordance with the pricing policies set out in the relevant agreements.

(c) During the year, the Group also leased certain premises owned by the Company's holding company with a nominal amount.

三十六. 結算日後事項

於二零零一年十一月十六日，本公司宣派每股0.25港元之特別現金股息。惟派付股息一事須待出售本集團於香港華人之權益(「出售項目」)完成後，方可作實。此出售項目於二零零二年一月完成。此特別現金股息，合共港幣518,100,000元亦於二零零二年二月八日支付。

36. Subsequent Event

On 16th November 2001, a special cash dividend of HK25 cents per ordinary share of the Company was declared conditional upon completion of the disposal of the Group's interests in HCL (the "Disposal"). The Disposal was completed in January 2002 and the special cash dividend in sum of HK$518.1 million was paid on 8th February 2002.

三十七. 批准財務報告

第51頁至第124頁所刊載之財務報告已獲董事局於二零零二年四月十五日批准。

37. Approval of Financial Statements

The financial statements set out on page 51 to 124 were approved by the Board of Directors on 15th April 2002.

主要附屬公司及聯營公司
PRINCIPAL SUBSIDIARIES AND ASSOCIATES

於二零零一年十二月三十一日
At 31st December 2001

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	 本公司持有 held by the Company	 附屬公司持有 held by subsidiaries	主要業務 Principal activities
物業發展 Property Development					
於香港註冊成立 Incorporated in Hong Kong					
勝暉投資有限公司 Harvest Fair Investment Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	55	—	100	物業發展 Property development
收租物業 Rental Properties					
於香港註冊成立 Incorporated in Hong Kong					
Redland Consultants Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	100	—	物業投資 Property Investment
永達利物業管理有限公司 Winland Property Management Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	100	—	物業管理 Property management
滙暉置業有限公司 Worldfaith Properties Limited	3股每股面值港幣1元之普通股 3 ordinary shares of HK$1 each	88.6	—	88.6	物業重建 Property redevelopment
新海港資源有限公司 New Harbour Resources Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業持有 Property holding
CRE Property (Star House) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業持有 Property holding
CRE Property (Silvercord) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業投資 Property Investment
CRE Property (Argyle Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業持有 Property holding
CRE Property (Hennessy) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業持有 Property holding

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
收租物業(續) **Rental Properties** (continued)					
於香港註冊成立(續) **Incorporated in Hong Kong** (continued)					
CRE Property (Lok Sing Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業投資 Property Investment
CRE Property (Nan Fung Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業投資 Property Investment
沙田冷倉有限公司 Sha Tin Cold Storage Company Limited	100股每股面值港幣1元之普通股 100 ordinary shares of HK$1 each	100	100	—	提供冷倉服務 Provision of cold storage services
百適企業有限公司 Pak Sik Enterprises Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	100	—	經營貨倉業務 Operation of godown business
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
Allenby Properties Limited	1股面值1美元之普通股 1 ordinary share of US$1	—	100	—	物業持有 Property holding
飲品業務 **Beverage**					
於中國內地註冊成立 **Incorporated in Chinese Mainland**					
*瀋陽華潤雪花啤酒有限公司 *China Resources (Shenyang) Snowflake Brewery Co., Ltd.	21,514,531美元 US$21,514,531	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
*瀋陽雪花啤酒有限公司 *Shenyang Snowflake Beer Co., Ltd.	21,514,531美元 US$21,514,531	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
*瀋陽盛陽啤酒有限公司 *Shenyang Shengyang Beer Co., Ltd.	13,603,127美元 US$13,603,127	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
飲品業務(續) **Beverage** (continued)					
於中國內地註冊成立(續) **Incorporated in Chinese Mainland** (continued)					
*瀋陽華潤啤酒有限公司 *China Resources (Shenyang) Brewery Co., Ltd.	人民幣116,240,000元 RMB116,240,000	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
**瀋陽華創啤酒有限公司 **Shenyang Huachuang Brewery Co., Ltd.	人民幣34,000,000元 RMB34,000,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
*瀋陽華潤創業釀酒有限公司 *Shenyang Huarunchuangye Beer Co., Ltd.	人民幣70,000,000元 RMB70,000,000	40.8	—	80	製造和分銷啤酒產品 Manufacturing and distribution of beer products
**大連華潤啤酒有限公司 **China Resources (Dalian) Brewery Co., Ltd.	21,200,000美元 US$21,200,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
*吉林華潤啤酒有限公司 *China Resources (Jilin) Brewery Co., Ltd.	23,200,000美元 US$23,200,000	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
*天津華潤啤酒有限公司 *China Resources (Tianjin) Brewery Co., Ltd.	29,500,000美元 US$29,500,000	47.2	—	92.5	製造和分銷啤酒產品 Manufacturing and distribution of beer products
**安徽華潤啤酒有限公司 **China Resources (Anhui) Brewery Co., Ltd.	人民幣246,000,000元 RMB246,000,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
*鞍山華潤啤酒有限公司 *China Resources (Anshan) Brewery Co., Ltd.	人民幣141,000,000元 RMB141,000,000	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
飲品業務(續) **Beverage** (continued)					
於中國內地註冊成立(續) **Incorporated in Chinese Mainland** (continued)					
4* 黑龍江華潤新三星啤酒有限公司 4* China Resources (Heilongjiang) New 3 Star Brewery Co., Ltd.	人民幣120,000,000元 RMB120,000,000	35.7	—	70	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤藍劍(綿陽)啤酒有限責任公司 * China Resources Blue Sword (Mian Yang) Brewery Co., Ltd.	人民幣100,000,000元 RMB100,000,000	31.6	—	62	製造和分銷啤酒產品 Manufacturing and distribution of beer products
5* 四川華潤藍劍啤酒有限責任公司 5* China Resources Blue Sword (Si Chuan) Breweries Co., Ltd.	人民幣15,000,000元 RMB15,000,000	31.6	—	62	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤食品飲料(深圳)有限公司 ** China Resources Food & Beverage (Shenzhen) Co., Ltd.	19,000,000美元 US$19,000,000	51	—	100	製造和分銷豆奶 Manufacturing and distribution of soya milk
食品加工及經銷 **Food Processing & Distribution**					
於香港註冊成立 **Incorporated in Hong Kong**					
五豐行有限公司 Ng Fung Hong Limited	1,046,258,000股每股面值港幣0.1元之普通股 1,046,258,000 ordinary shares of HK$0.1 each	100	—	100	新鮮、活生及冰鮮食品之經銷、活畜經銷、屠場經營、食品代理及投資控股 Distribution of fresh, live and frozen foodstuff, live stock, abattoir operation, acting as food agent and investment holding
五豐凍品水產有限公司 Ng Fung Frozen Meats & Aquatic Products Co., Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	94	—	94	經銷凍肉及水產 Trading of frozen meats and aquatic products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
食品加工及經銷（續） Food Processing & Distribution (continued)					
於香港註冊成立（續） Incorporated in Hong Kong (continued)					
中港聯合生豬有限公司 Chung Kong Luen Livestock Company Limited	60,000股每股面值港幣1,000元之普通股 60,000 ordinary shares of HK$1,000 each	35.7	—	51	生豬批發 Wholesale of live pigs
九龍生牛貿易有限公司 Kowloon Live Cattle Trading Limited	42,000股每股面值港幣100元之普通股 42,000 ordinary shares of HK$100 each	60	—	60	生牛批發 Wholesale of live cattle
於開曼群島註冊成立 Incorporated in Cayman Islands					
@中國國際漁業公司 @China International Fisheries Corp.	60,864股每股面值1美元之普通股 60,864 ordinary shares of US$1 each	51	—	51	控股投資 Investment holding
於巴拿馬註冊成立 Incorporated in Panama					
Jin Feng S.A.	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	51	—	100	捕魚業、船隻租賃及提供魚類供應及燃料之船隻儲存服務 Marine fishing, vessel chartering and the provision of ship stores fishing supplies and bunker oil
於英屬處女群島註冊成立 Incorporated in British Virgin Islands					
Victory Return Corporation	1股每股面值1美元之普通股 1 ordinary share of US$1 each	51	—	100	捕魚業及提供船隻儲存及魚類供應 Marine fishing and provision of ship store and fishing supplies

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
石油及化學品經銷 Petroleum and Chemical Distribution					
於香港註冊成立 Incorporated in Hong Kong					
華潤石化(集團)有限公司 China Resources Petrochems (Group) Company Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	控股投資 Investment Holding
華潤化工有限公司 China Resources Chemicals Company Limited	50,000,000股每股面值港幣1元之普通股 50,000,000 ordinary shares of HK$1 each	100	—	100	經銷化學產品 Trading of chemical products
嘉陵有限公司 Callany Limited	40,000,000股每股面值港幣1元之普通股 40,000,000 ordinary shares of HK$1 each	100	—	100	石油運輸服務及貿易 Transportation services and trading of petroleum
華潤石油氣有限公司 China Resources Gas Company Limited	10,000,000股每股面值港幣1元之普通股 10,000,000 ordinary shares of HK$1 each	100	—	100	經銷石油氣 Trading of liquefied petroleum gas
華潤石油有限公司 China Resources Petroleum Company Limited	30,000,000股每股面值港幣1元之普通股 30,000,000 ordinary shares of HK$1 each	100	—	100	經銷石油產品 Trading of petroleum products
華潤油站有限公司 CRC Petrol Filling Station Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	100	—	100	經營油站 Oil filling station operation
於新加坡註冊成立 Incorporated in Singapore					
@ China Resources Petrochem (Singapore) Pte Ltd.	1,000,000股每股面值1新加坡元之普通股 1,000,000 ordinary shares of S$1 each	100	—	100	經銷石油及化學產品 Trading of petroleum and chemical products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
建築物料 Building Materials					
於香港註冊成立 Incorporated in Hong Kong					
中港混凝土有限公司 Redland Concrete Limited	10股每股面值港幣1元之普通股 10 ordinary shares of HK$1 each	100	—	100	製造建築材料 Manufacturing of building materials
零售業務 Retail					
於香港註冊成立 Incorporated in Hong Kong					
華潤零售(集團)有限公司 China Resources Retail (Group) Company Limited	2股每股面值港幣50元之普通股 2 ordinary shares of HK$50 each	100	—	100	控股投資 Investment holding
中藝(香港)有限公司 Chinese Arts & Crafts (H.K.) Limited	5,000,000股每股面值港幣10元之普通股 5,000,000 ordinary shares of HK$10 each	100	—	100	零售業務 Retail business
華潤百貨有限公司 CRC Department Store Limited	4,821,177股每股面值港幣10元之普通股 4,821,177 ordinary shares of HK$10 each	98.1	—	98.1	零售業務 Retail business
華潤超級市場(香港)有限公司 China Resources Supermarket (Hong Kong) Company Limited	90,000,000股每股面值港幣1元之普通股 90,000,000 ordinary shares of HK$1 each	100	—	100	超市業務控股投資及貨品批發 Supermarket operations, investment holding and wholesale of merchandise

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本之面值 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
投資及其他 **Investments and Others**					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤創業財務(香港)有限公司 CRE Finance (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	100	—	財務 Financing
於開曼群島註冊成立 **Incorporated in Cayman Islands**					
@△ Lippo CRE (Financial Services) Limited	50,000股每股面值1美元之普通股 50,000 ordinary shares of US$1 each	50	50	—	控股投資 Investment Holding
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@#△ HIT Investments Limited (主要於香港經營業務) (operating principally in Hong Kong)	200股每股面值1美元之普通A股 200 ordinary "A" shares of US$1 each	10	—	10	投資貨櫃碼頭營運 Investment in container terminal operations
@#△ Hutchison Ports Yantian Investments Limited	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	10	—	10	投資貨櫃碼頭營運 Investment in container terminal operations

附註：
Notes:

一. 董事認為，全面載列所有附屬及聯營公司詳情會使篇幅過於冗長，故上表僅載列對本集團業績或資產具重大影響力之附屬公司及聯營公司詳情。

1. The Directors are of the option that a complete list of the particulars of all subsidiaries and associates will be of excessive length and therefore the above list contains only the particulars of the subsidiaries and associates which materially affect the results or assets of the Group.

二. 除另有註明者外，各公司之主要營業所在國家亦即其註冊成立所在地點。

2. Unless otherwise stated, the principal country of operation of each company is the same as its place of incorporation.

三. 在中國內地註冊成立之公司，已分別採納各自之英文名稱。

3. For companies incorporated in the Chinese Mainland, the English name has been adopted by each company.

四. 二零零一年五月一日，本集團成立一間新公司 — 黑龍江華潤新三星啤酒有限公司，並持有該公司70%權益，藉此以港幣90,869,000元收購新三星釀酒廠之業務，其中港幣83,646,000元已於二零零一年支付。因此，本集團本年度之溢利以及年結時之資產淨值均已減少港幣20,269,000元。

4. On 1st May 2001, the Group formed a new company, China Resources (Heilongjiang) New 3 Star Brewery Company Limited, in which it holds 70% interest to acquire the business of New Three Star Brewery for HK$90,869,000 of which HK$83,646,000 was paid in 2001. As a result of the acquisition, the Group's profit for the year and the net assets as at the year ended have both been decreased by HK$20,269,000.

五. 二零零一年十一月一日，本集團以總代價港幣464,198,000元收購四川華潤藍劍啤酒有限公司62%之權益以及四川省另外九間附屬公司，其中港幣393,117,000元已於二零零一年支付。因此，本集團本年度之溢利以及年結時之資產淨值均已減少港幣18,595,000元。

5. On 1st November 2001, the Group acquired 62% interest in China Resources Blue Sword (Si Chuan) Company Limited and 9 other subsidiaries in Sichuan Province for an aggregate consideration of HK$464,198,000 of which HK$393,117,000 was paid in 2001. As a result of the acquisition, the Group's profit for the year and the net assets as at the year ended have both been decreased by HK$18,595,000.

△ 聯營公司
△ Associates
* 合資企業
* Equity Joint Venture
** 外資企業
** Wholly Foreign Owned Enterprise
\# 透過定期參與該聯營公司之董事局會議而行使重大影響力
\# Significant influence is exercised through the participation of regular board meeting of the associates
@ 並非由德勤 • 關黃陳方會計師行審核之公司
@ Companies not audited by Deloitte Touche Tohmatsu.

主要物業概要
SCHEDULE OF PRINCIPAL PROPERTIES

於二零零一年十二月三十一日
At 31st December 2001

位置 Location	本集團所佔權益 Group's Interest	樓面面積（平方米） Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業 **Properties held for investment**				
香港 **Hong Kong**				
華創中心 地下、1樓及2樓車位 九龍長沙灣大道889號新九龍內地段5540號 CRE Centre Car park on G/F, 1/F and 2/F 889 Cheung Sha Wan Road Kowloon NKIL 5540	100%	2,771	停 CP	中期 Medium
達利中心 車位 P1－P103、L1－L7、 L9－L15、L17、L20、L23－L35 新界葵涌梨木道74－90號 丈量約份450號地段937號 Riley House Car park P1–P103, L1–L7, L9–L15, L17, L20, L23–L35, Nos. 74–90 Lei Muk Road, Kwai Chung New Territories Lot No. 937 DD450	100%	9,700	停 CP	中期 Medium
華創大廈 香港灣仔軒尼詩道303號 內地段6524號之餘段及 內地段7004號至7008號之餘段 CRE Building 303 Hennessy Road Wanchai, Hong Kong IL6524 R.P. & IL7004–7008 R.P.	100%	7,451	商／辦 C/O	長期 Long

位置 Location	本集團所佔權益 Group's Interest	樓面面積(平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港 **Hong Kong**				
8號商業廣場 24樓及3001－11室 香港柴灣新業街8號 內地段144號 8 Commercial Tower 24/F & Room 3001–11 8 Sun Yip Street Chai Wan, Hong Kong Lot No. 144	100%	2,631	商／辦 C/O	中期 Medium
聯發商業中心 25樓1－5室 香港上環皇后大道西2－12號 Arion Commercial Centre Units 1–5, 25/F 2–12 Queen's Road West Sheung Wan, Hong Kong	100%	446	商／辦 C/O	長期 Long
新港中心 地下38號舖 1樓39號舖及2樓41號舖 九龍尖沙咀廣東道30號 Silvercord Shop No. 38 on the Ground Floor Shop No. 39 on 1st Floor and Shop No. 41 on 2nd Floor 30 Canton Road Tsimshatsui Kowloon	100%	6,293	商 C	長期 Long

位置 Location	本集團所佔權益 Group's Interest	樓面面積（平方米） Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業（續） **Properties held for investment** (continued)				
香港 **Hong Kong**				
新港中心 第1座4樓401至410號寫字樓 5樓503號寫字樓及6樓610與611號寫字樓及 地庫13、14、15、16及17號車位 九龍尖沙咀廣東道30號 Silvercord Offices Nos. 401 to 410 on 4th Floor Office No 503 on 5th Floor and Office Nos. 610 and 611 on 6th Floor Tower 1 and Car Parking Space Nos. 13, 14, 15, 16 and 17 on Basement 30 Canton Road Tsimshatsui Kowloon	100%	1,958	商／停 C/CP	長期 Long
得利工業中心 B座11樓1至14號及16號單位 新界屯門青揚街8號 Tak Lee Industrial Centre Units 1 to 14 & Unit 16 on 11th Floor of Block B 8 Tsing Yeung Circuit Tuen Mun New Territories	100%	591	工 I	中期 Medium
油塘工業城 B座7、8及9樓工場及 地庫L39、L40、L45、L46、L47及L48號貨車位 九龍油塘高輝道17號 Yau Tong Industrial City Workshop on 7th, 8th and 9th Floors of Block B and Lorry Parking Space Nos. L39, L40, L45, L46, L47 and L48 on Basement 17 Ko Fai Road Yau Tong Kowloon	100%	9,702	工／停 I/CP	中期 Medium

位置 Location	本集團所佔權益 Group's Interest	樓面面積（平方米） Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業（續） **Properties held for investment** (continued)				
香港 **Hong Kong**				
富高工業中心 A座6樓9及10號工場單位 九龍紅民樂街21號 Focal Industrial Centre Workshop Unit Nos. 9 and 10 on 6th Floor of Block A 21 Man Lok Street Hung Hom Kowloon	100%	364	工 I	中期 Medium
南豐中心 1樓A034－A041、A128、A4201、A4301、A044、 A4502及A4602單位及部份樓面 2樓部份樓面，3樓部份樓面（連平台） 及3樓假天花至原來石屎天花間之空間 及地庫31及57號貨車位 新界荃灣青山公路264－298號西樓角路64－98號 Nan Fung Centre Units A034–A041, A128, A4201,A4301,A044, A4502 and A4602 and portion on 1st Floor, portion of 2nd Floor portion of 3rd Floor with Flat Roof and the space between the floor ceiling and the original concrete ceiling over portion of 3rd Floor and lorry parking space Nos 31 and 57 on Basement 264–298 Castle Peak Road 64–98 Sai Lau Kok Road Tsuen Wan New Territories	100%	7,075	商／停 C/CP	中期 Medium

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港 **Hong Kong**				
樂聲中心 地下5－18號20A、20B及20C號舖位、 怡和街入口(A入口)糖街入口(B入口)、 1、2及3樓全層及4樓整個平台 香港銅鑼灣怡和街19－31號及糖街2－8號 Lok Sing Centre Shop Nos. 5–18, 20A, 20B and 20C on Ground Floor, Entrance at Yee Wo Street (Entrance A) Entrance at Sugar Street (Entrance B) the whole of 1st, 2nd and 3rd Floors and the whole Flat Roof on 4th Floor Level 19–31 Yee Wo Street and 2–8 Sugar Street Causeway Bay Hong Kong	100%	8,982	商 C	長期 Long
旺角中心一期 地庫A部份、4樓、4樓平台、5樓 及部份向西洋菜街南的外牆及廣告板 九龍旺角彌敦道688號亞皆老街65號 Argyle Centre, Phase I Portion A on Basement, 4th Floor and flat roofs, 5th Floor and Part of External Walls and the Sign board of Portion A of Argyle Centre facing Sai Yeung Choi Street South and Argyle Street (including the canopy thereof) and scavenging lane, 688 Nathan Road 65 Argyle Street Mongkok Kowloon	100%	4,322	商 C	長期 Long

位置 Location	本集團所佔權益 Group's Interest	樓面面積（平方米） Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港 **Hong Kong**				
達利中心 6樓貨倉及地下低層L8號車位 新界葵涌梨木道88號 Riley House Godown on 6th Floor and Car Parking Space No. L8 on Lower Ground Floor 88 Lei Muk Road Kwai Chung New Territiories	100%	4,008	工／停 I/CP	中期 Medium
東惠商業大廈 7樓04號寫字樓及1樓105A號車位 香港灣仔告士打道109－111號及菲林明道22－26號 Tung Wai Commercial Building Office No. 04 on 7th Floor and Car Parking Space No. 105A on 1st Floor 109–111 Gloucester Road and 22–26 Fleming Road Wanchai Hong Kong	100%	98	商／停 C/CP	長期 Long
會展廣場 辦公大樓41樓H號 （前稱 12 號單位）寫字樓單位 香港灣仔港灣道1號 Convention Plaza Office Tower Office Unit H (Formerly known as units 12) on 41st Floor 1 Harbour Road Wanchai Hong Kong	100%	117	商 C	長期 Long
中藝大廈 九龍觀塘海濱道165號 CAC Tower 165 Hoi Bun Road Kwun Tong Kowloon	100%	13,900	工 I	中期 Medium

位置 Location	本集團所佔權益 Group's Interest	樓面面積(平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港 **Hong Kong**				
中大貨倉大廈 地下、1、7、10、11樓、 15至20樓全層(包括天台)及地下1－23號車位 九龍長沙灣瓊林街115號 Chung Dah Godown Building Ground floor, 1st floor, 7th, 10th to 11th floor, 15th to 20th floor (including Main Roof) and car park Nos. 1 to 23 on Ground Floor 115 King Lam Street, Cheung Sha Wan, Kowloon	100%	8,822	工／停 I/CP	中期 Medium
寶明大廈 3樓C及D室 富明街2－6號 利園山道49－57號 香港銅鑼灣波斯富街96－106號 Po Ming Building Flat C & D on 3rd Floor 2-6 Foo Ming Street 49–57 Lee Garden Road and 96–106 Percival Street Causeway Bay Hong Kong	100%	92	住 R	長期 Long
金堡中心 23樓全層 香港銅鑼灣記利佐治街1號 Island Centre The whole of 23rd Floor 1 Great George Street Causeway Bay, Hong Kong	100%	374	商 C	長期 Long

位置 Location	本集團所佔權益 Group's Interest	樓面面積(平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港 **Hong Kong**				
嘉華樓 地下D鋪及閣樓及天井 新界荃灣享成街11、15－17號 享和街16－22號 Ka Wah Building Shop D on Ground Floor and Cockloft and Yard 11, 15–17 Heung Shing Street and 16–22 Heung Wo Street Tsuen Wan New Territories	100%	36	商 C	中期 Medium
沙田工業中心 A座1樓9號工場 新界沙田源順圍5－7號 Shatin Industrial Centre Workshop 9 on 1st Floor of Block A 5–7 Yuen Shun Circuit Shatin New Territories	100%	471	工 I	中期 Medium

位置 Location	本集團所佔權益 Group's Interest	樓面面積(平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港 **Hong Kong**				
嘉利大廈 地庫、地面1號舖(包括閣樓及外牆)、地面2號舖(包括閣樓及外牆)、地面3號舖、1樓連平台、2樓、3樓、4樓連平台、5樓、6樓、7樓、8樓802、804、805、806、807及808室寫字樓、10樓、11樓、12樓1201、1202、1203、1206、1207及1208室寫字樓、13樓1301、1303、1304、1305、1306、1307及1308室寫字樓、14樓1402、1403、1404、1405、1406及1407室寫字樓、15樓1501、1503、1505、1506、1507及1508室寫字樓、天台、北面外牆兩塊廣告板、及外牆用作廣告張貼的8個部份 香港九龍彌敦道233、235、237及239號 Garley Building Basement Floor, Shop No.1 on Ground Floor (including cockloft & exterior wall), Shop No.2 on Ground Floor (including cockloft & exterior wall), Shop No.3, on Ground Floor, 1/F and flat roof, 2/F, 3/F, 4/F and flat roof, 5/F, 6/F, 7/F, Offices 802, 804, 805, 806, 807 and 808 on 8/F, 10/F, 11/F, Offices 1201, 1202, 1203, 1206, 1207 and 1208 on 12/F, Offices 1301, 1303, 1304, 1305, 1306, 1307 and 1308 on 13/F, Offices 1402, 1403, 1404, 1405, 1406 and 1407 on 14/F, Offices 1501, 1503, 1505, 1506, 1507 and 1508 on 15/F, Main Roof and 2 Signboards at the North Side of External Wall and 8 Portions of Exterior Wall for Affixing Signboard Nos. 233, 235, 237 and 239, Nathan Road, Kowloon, Hong Kong.	88.6%	9,215	商／辦 C/O	長期 Long

附註： 商：商業 住：住宅 停：停車場 辦：辦公室 工：工業

Note: C: Commercial R: Residential CP: Car Park O: Office I: Industrial

五年財務資料摘要
FIVE-YEAR FINANCIAL SUMMARY

		一九九七年 港幣千元 1997 HK$'000	一九九八年 港幣千元 1998 HK$'000	一九九九年 港幣千元 1999 HK$'000	二零零零年 港幣千元 2000 HK$'000	二零零一年 港幣千元 **2001 HK$'000**
綜合業績	**Consolidated Results**					
營業額	Turnover	5,966,361	5,475,100	12,902,299	16,810,248	**24,196,490**
股東應佔溢利	Profit attributable to shareholders	1,560,122	1,268,428	1,442,839	1,656,733	**1,204,807**
每股基本盈利	Basic earnings per share	HK$1.03	HK$0.81	HK$0.79	HK$0.83	**HK$0.60**
每股股息	Dividends per share	HK$0.20	HK$0.15	HK$0.15	HK$0.21	**HK$0.18**
綜合資產負債表	**Consolidated balance sheet**					
固定資產	Fixed assets	2,719,314	4,227,054	8,000,054	9,890,833	**11,232,754**
無形資產	Intangible assets	123,093	140,788	133,734	164,990	**962,780**
長期投資	Long term investments	4,172,479	4,633,331	4,376,828	3,378,605	**3,284,920**
預付款項	Prepayments	—	—	—	410,400	**388,800**
流動資產淨值	Net current assets	7,754,558	6,126,904	6,548,785	4,545,039	**4,040,581**
資金運用	Employment of capital	14,769,444	15,128,077	19,059,401	18,389,867	**19,909,835**
股本	Share capital	1,552,761	1,732,548	1,983,734	1,988,785	**2,015,550**
儲備	Reserves	4,000,033	4,269,326	8,987,629	8,770,662	**9,971,835**
股東權益	Shareholders' funds	5,552,794	6,001,874	10,971,363	10,759,447	**11,987,385**
少數股東權益	Minority interests	4,310,521	4,357,571	3,905,492	2,889,160	**2,867,842**
長期負債	Long term liabilities	4,836,233	4,891,821	4,163,049	4,706,605	**5,018,034**
遞延稅項	Deferred taxation	69,896	16,811	19,497	34,655	**36,574**
已運用資金	Capital employed	14,769,444	15,268,077	19,059,401	18,389,867	**19,909,835**

綜合資產負債表內若干數字已經重列(如適用),以符合根據會計實務準則第9號(經二零零一年一月修訂)「結算日後事項」所述擬派股息之會計處理方法而於截至二零零一年十二月三十一日止財政年度因應會計政策變動所作出之呈列。

Certain figures in the consolidated balance sheet have been restated, as appropriate, to conform with the current year's presentation in light of the change of accounting policy in the financial year ended 31st December 2001 in respect of the accounting treatment of proposed dividends as stated under the SSAP 9 (revised in January 2001) "Events after the balance sheet date".

股東週年大會通告

NOTICE OF ANNUAL GENERAL MEETING

茲通告本公司謹訂於二零零二年六月七日(星期五)下午三時正，假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，以便處理下列事項：

1. 省覽及考慮截至二零零一年十二月三十一日止年度已審核之財務報告與董事局及核數師報告。
2. 宣佈派發末期股息。
3. 重選董事及釐定董事酬金。
4. 續聘核數師及授權董事局釐定其酬金。

承董事局命
秘書
李業華

香港，二零零二年四月十五日

附註:

1. 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。
2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經公證人簽署證明之副本，須於大會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道26號華潤大廈3908室，方為有效。

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Friday, 7th June, 2002 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2001.
2. To declare a final dividend.
3. To re-elect Directors and to fix the remuneration of Directors.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 15th April, 2002

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at Room 3908, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. 本公司將於二零零二年六月三日(星期一)至二零零二年六月七日(星期五)(首尾兩天包括在內)暫停辦理股份過戶登記手續。股東如欲領取擬派發之末期股息,務請將所有過戶文件連同有關之股票,於二零零二年五月三十一日(星期五)下午四時前交回本公司之股份過戶登記處標準證券登記有限公司,地址為香港干諾道中111號永安中心五樓。

3. The register of members of the Company will be closed from Monday, 3rd June, 2002 to Friday, 7th June, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 31st May, 2002.

封面主題
COVER THEME

【清明上河圖】乃我國一幅有名的宋代畫卷，描繪汴河畔的市井風情，其內容包羅萬有，圍繞著當時市集之期，交投暢旺，商機處處，表現豐盛饒富的時代為大前題，喻意華潤創業業務蒸蒸日上，貨如輪轉。

"Qingming shanghe tu" is a famous silk scroll, painted during the Song dynasty, portraying urban activity along the Bian River. Reflecting the greatness of the era, with numerous commerce opportunities, symbolizes the company's prosperous future, with lots of business, and loads of return.

DESIGN & PRODUCTION: THE DESIGN ASSOCIATES LTD. www.tda.com.hk PRINTED BY ROMAN FINANCIAL PRESS LIMITED PRINTED ON RECYCLE PAPER



香港灣仔港灣道二十六號
華潤大廈三九零八室

電　話：852-2827-1028
傳　真：852-2598-8453
網　址：www.cre.com.hk
電子郵箱：creltd@cre.com.hk

ROOM 3908, CHINA RESOURCES BUILDING
26 HARBOUR ROAD, WANCHAI, HONG KONG

TELEPHONE: 852-2827-1028
FACSIMILE : 852-2598-8453
WEB-SITE : www.cre.com.hk
E-MAIL : creltd@cre.com.hk

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in China Resources Enterprise, Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA RESOURCES ENTERPRISE, LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PROPOSALS FOR GENERAL MANDATE TO REPURCHASE SHARES

AND TO ISSUE SHARES

AND AMENDMENTS OF EXISTING ARTICLES OF ASSOCIATION

A notice convening an extraordinary general meeting of China Resources Enterprise, Limited (the "Company") to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Friday, 7th June, 2002 at 3:10 p.m. (or so soon thereafter as the annual general meeting convened for the same place and date at 3:00 p.m. shall have been concluded or adjourned) is set out on pages 8 to 15 of this document. Whether or not you propose to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the registered office of the Company at Room 3908, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting.

Hong Kong, 26th April, 2002

In this document, the following expressions have the following meanings unless the context requires otherwise:

"Articles"	the existing Articles of Association of the Company
"Companies Ordinance"	the Companies Ordinance (Chapter 32) of the Laws of Hong Kong
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance
"Directors"	the directors of the Company
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held on 7th June, 2002, Friday, at 3:10 p.m. (or so soon thereafter as the annual general meeting of the Company convened for the same place and date at 3:00 p.m. shall have been concluded or adjourned), notice of which is set out on pages 8 to 15 of this document
"Latest Practicable Date"	19th April, 2002, being the latest practicable date prior to the printing of this document
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Relevant Period"	the period referred to in ordinary resolution no.1 of the notice of Extraordinary General Meeting
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company at the date of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.1 of the notice of the Extraordinary General Meeting
"Share(s)"	share(s) of $1.00 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeover Code"	the Hong Kong Code on Takeovers and Mergers
"$" and "cents"	Hong Kong dollars and cents respectively

CHINA RESOURCES ENTERPRISE, LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Directors:
Executive Directors:
NING Gaoning *(Chairman)*
SONG Lin *(Deputy Chairman and Managing Director)*
CHEN Shulin *(Deputy Managing Director)*
QIAO Shibo *(Deputy Managing Director)*
YAN Biao *(Deputy Managing Director)*
KEUNG Chi Wang, Ralph *(Deputy Managing Director)*
LAU Pak Shing
CHAN Wai Mo
WANG Qun
ZHONG Yi
KWONG Man Him

Non-executive Directors:
JIANG Wei
XIE Shengxi

Independent Non-executive Directors:
CHAN Po Fun, Peter
HOUANG Tai Ninh
LOO Wun Loong, John

Company Secretary:
LEE Yip Wah, Peter

Registered Office:
Room 3908,
China Resources Building,
26 Harbour Road,
Wanchai,
Hong Kong

Hong Kong, 26th April, 2002

To the shareholders,

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATE TO REPURCHASE SHARES AND TO ISSUE SHARES AND AMENDMENTS OF EXISTING ARTICLES OF ASSOCIATION

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 19th June, 2001, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as at 19th June, 2001. Such mandate will lapse at the conclusion of the forthcoming annual general meeting of the Company. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Extraordinary General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in the appendix hereto.

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the Extraordinary General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution.

AMENDMENTS OF EXISTING ARTICLES OF ASSOCIATION

Listing Rules and the Companies Ordinance have recently been amended to allow listed issuers to send or otherwise make available certain corporate communications to holders of securities using electronic means or make them available in English or Chinese only with their prior approval if this would be allowed under applicable laws and regulations and the listed issuers' own constitutional documents. In addition, the Listing Rules have also been amended to permit listed issuers to distribute summary financial reports (as defined in the Companies Ordinance) in place of a full annual report, provided they ascertain the wishes of shareholders and comply with the relevant legal requirements of their own jurisdictions and provisions of their own memorandum and articles of association.

The Articles of the Company in their present form do not permit the Company to send notice, documents or other corporate communications using electronic means nor to distribute summary financial report in lieu of full annual report. Besides, the Articles of the Company in their present form do not permit proxy to vote on a show of hands.

Accordingly, the Directors propose to the shareholders to approve a special resolution at the Extraordinary General Meeting to amend the relevant provisions of the existing articles of the Company. If this special resolution is passed, the Company will, in circumstances it deems appropriate and in compliance with the Listing Rules, be able to offer holders of securities the chance to receive corporate communications by electronic means and the summary financial report in place of full annual report. Further, proxy will be allowed to vote on a show of hands.

EXTRAORDINARY GENERAL MEETING

On pages 8 to 15 of this document, you will find a notice convening the Extraordinary General Meeting at which:

— an ordinary resolution will be proposed to grant to the Directors a general mandate to exercise all powers of the Company to repurchase on the Stock Exchange Shares representing up to 10% of the issued share capital of the Company as at the date of the Repurchase Resolution;

— an ordinary resolution will be proposed to grant to the Directors a general mandate to authorise the Directors to issue, allot and deal with Shares with an aggregate nominal value not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing such resolution;

— an ordinary resolution will be proposed to extend the general mandate which will be granted to the Directors to issue, allot and deal with additional Shares by adding to it the number of Shares repurchased under the Repurchase Proposal after the granting of the general mandate; and

— a special resolution will be proposed to amend the existing articles of association of the Company.

ACTION TO THE TAKEN

A form of proxy for use at the Extraordinary General Meeting is enclosed herewith. Whether or not you intend to attend the Extraordinary General Meeting, you are requested to complete the form of proxy and return it to the registered office of the Company at Room 3908, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of a form of proxy will not prevent shareholders from attending and voting at the Extraordinary General Meeting if they so wish.

RECOMMENDATION

The Directors believe that the Repurchase Proposal, the general mandate for Directors to issue new Shares and the proposed amendments to the existing articles of association are all in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the resolutions set out in the notice of Extraordinary General Meeting.

Yours faithfully,
NING Gaoning
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution.

This appendix also constitutes the memorandum as required under Section 49BA(3)(b) of the Companies Ordinance.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,072,650,215 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares will be issued or repurchased prior to the Extraordinary General Meeting, the Company would be allowed under the Repurchase Proposal to repurchase during the Relevant Period a maximum of 207,265,021 Shares representing not more than 10% of the issued share capital of the Company as at the Latest Practicable Date.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2001 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
April 2001	11.75	9.45
May 2001	13.05	11.50
June 2001	13.50	11.90
July 2001	13.30	10.95
August 2001	12.20	9.00
September 2001	9.25	5.75
October 2001	7.95	6.50
November 2001	8.80	7.05
December 2001	7.95	7.00
January 2002	8.00	7.05
February 2002	7.55	6.90
March 2002	7.85	7.10

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders of the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders of the Company.

6. CODE ON TAKEOVERS AND MERGERS

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

As at the Latest Practicable Date, the following shareholders were interested in 10% or more of the issued share capital of the Company as recorded in the register of the Company kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance of Hong Kong:

Name	**No. of shares held**	**% of Shareholding**
China Resources (Holdings) Company Limited ("CRH")	1,153,776,475	55.67%
China Resources National Corporation. ("CRNC") *(Note)*	1,153,776,475	55.67%

Note: CRNC is the holding company of CRH. Therefore, CRNC is taken to be interested in 1,153,776,475 Shares.

In the event that the Directors exercise in full the power to repurchase Shares under the Repurchase Proposal, then (if the present shareholdings remains the same) the attributable interests of CRNC and CRH in the Company would be increased to approximately 61.85% of the issued share capital of the Company respectively.

The Directors are not aware of any consequences which may arise under the Takeover Code as a result of any repurchases made under the Repurchase Proposal. In the event that the Repurchase Proposal is exercise in full, the number of Shares held by the public would not fall below 25%.

7. SHARES REPURCHASE MADE BY THE COMPANY

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

CHINA RESOURCES ENTERPRISE, LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Friday, 7th June, 2002 at 3:10 p.m. (or so soon thereafter as the annual general meeting of the Company convened for the place and date at 3:00 p.m. shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions (with or without amendments) which will be proposed as Ordinary Resolutions and Special Resolution:

ORDINARY RESOLUTIONS

1. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

2. "**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of

HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; (iii) an issue of shares upon the exercise of the subscription or conversion rights under the terms of any warrants or any securities of the Company which are convertible into shares of the Company; or (iv) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

3. "**THAT** subject to the passing of the Resolution nos.1 and 2 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Resolution no.2 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution no.1 set out in the notice convening this meeting,

provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

SPECIAL RESOLUTION

4. "**THAT** the existing articles of the Company be and are hereby amended in the following matter:

(a) Article 1

(i) by adding the following definitions immediately after the definition "dollars":

"electronic communication"	means a communication sent by electronic transmission in any form through any medium, cable and telex message;
"entitled person"	means an "entitled person" as defined under the Ordinance;

(ii) by deleting the definition "in writing" and "written" in its entirety and substituting the following therefor:

"in writing" and "written"	means written or printed or printed by lithography or printed by photography or typewritten or produced by any other modes of representing words in a visible form or, to the extent permitted by, and in accordance with all applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form;

(iii) by adding the following definition immediately after the definition of "Register" in Article 1:

"relevant financial documents"	means the "relevant financial documents" as defined under the Ordinance;

(iv) by adding the following definitions immediately after the definition of "Seal" in Article 1:

"summary financial report"	means the "summary financial report" as defined under the Ordinance;
"statutes"	means the prevailing laws of The Hong Kong Special Administrative Region of the People's Republic of China including any statutory modification from time to time;

(v) by adding the following as the last paragraph of Article 1:

References to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the statutes and other applicable laws, rules and regulations, by electronic signature or by any other method. Reference to a document, to the extent permitted by, and in accordance with the statutes and other applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not.

(b) Article 65

by adding immediately after the words "in person" in the first sentence the words "or by proxy";

(c) Articles 71 and 99

by adding the word "Company" immediately before the word "secretary" or "Secretary", as the case may be;

(d) Article 129

by deleting Article 129 and its heading "SECRETARY" in their entirety and substituting therefor the following Article and heading:

COMPANY SECRETARY

129. The Directors may from time to time by resolution appoint or remove a Company Secretary.

(e) Article 132

by deleting Article 132 in its entirety and substituting therefor the following Article:

132. 132.1 The Directors shall from time to time in accordance with the Ordinance caused to be prepared and laid before the Company at its annual general meeting the relevant financial documents.

132.2 Subject to Article 132.3, the Company shall in accordance with the statutes and other applicable laws, rules and regulations, deliver or send to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of general meetings of the Company under the provisions of the statutes or of these presents a copy of the relevant financial documents of the Company or a copy of the summary financial report in place of a copy of the relevant financial documents from which the report is derived, not less than twenty-one days before the date of the general meeting of the Company concerned (or such other time as is permitted under the statutes and other applicable laws, rules and regulations) Provided that this Article shall not require a copy of these documents to be sent to more than one of the joint holders of any shares or debentures or to any member of, or any holder of debentures, who is not entitled to receive notices of general meetings of the Company and of whose address the Company is unaware, but any member or holder of debentures of the Company to whom a copy of these documents has not been sent, shall be entitled to receive a copy of these documents free of charge on application at the Office.

132.3 Where any entitled person has, in accordance with the statutes and other applicable laws, rules and regulations, agreed to his having access to the relevant financial documents and/or the summary financial report of the Company on the Company's computer network as mentioned in Article 149.5 or, to the extent permitted by, and in accordance with the statutes and other applicable laws, rules and regulations, in any other manner (including any other form of electronic communication) instead of being sent the documents or report, as the case may be (an "assenting person"), the publication or making available by the Company, in accordance with the statutes and other applicable laws, rules and regulations, on the Company's computer network referred to above of the relevant financial documents and/or the summary financial report throughout the period beginning not less than twenty-one days before the date of the general meeting of the Company concerned and ending on such date in accordance with the statutes and other applicable laws, rules and regulations (or such other period or time as is permitted under the statutes and other applicable laws, rules and regulations) or in such other manner, shall be treated as having sent a copy of the relevant financial documents or a copy of the summary financial report to an assenting person in satisfaction of the Company's obligations under Article 132.2.

(f) Articles 148, 149, 150 and 152

by deleting Articles 148, 149, 150 and 152 in their entirety and substituting therefor the following new Articles:

148. Every member, holder or debentures of the Company and any other person who is entitled to receive notices of general meetings of the Company under the provisions of the statutes or of these presents, shall register with the Company an address either in Hong Kong or elsewhere to which notices can be sent and if any member shall fail so to do, notice may be given to such member by sending the same in any of the manners hereafter mentioned to his last known place of business or residence, or if there be none, by posting the same for one day at the Office or by posting the same on the website of the Company or any other electronic means.

149. Any notice or document (including any "corporate communication" as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto for the time being in force), whether or not to be given or issued under the statutes, other applicable laws, rules and regulations or these presents from the Company, may be served or delivered by the Company upon any member of, and any holder of debentures of, the Company and to any other person who is entitled to receive notices of general meeting of the Company under the provisions of the statutes and of these presents:

149.1 personally;

149.2 by sending it through the post in a prepaid envelope or wrapper addressed to such person at his registered place of address;

149.3 by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese newspaper being in each case a newspaper published daily and circulating generally in Hong Kong and specified or permitted for this purpose by the statutes and other applicable laws, rules and regulations, and for such period as the Directors shall think fit to the extent permitted by, and in accordance with the statutes and other applicable laws, rules and regulations;

149.4 by sending or transmitting it as an electronic communication to such person at any telex or facsimile, number or electronic number or electronic address or computer network or website supplied by him to the Company for the giving of notice or document from the Company to him to the extent permitted by, and in accordance with the statutes and other applicable laws, rules and regulations;

149.5 by publishing it on the Company's computer network and giving to such person a notice in accordance with the statutes, other applicable laws, rules and regulations stating that the notice or other document is available there (a "notice of publication") to the extent permitted by, and in accordance with the statutes and other applicable laws, rules and regulations. The notice of publication may be given to such person by any of the means set out in Articles 149.1 to 149.4 or 149.6; or

149.6 by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the statutes and other applicable laws, rules and regulations.

Subject to the statutes and other applicable laws, rules and regulations, any notice or other documents (including corporate communication abovementioned) may be given by the Company in the English language only, in the Chinese language only or in both. Where a person has in accordance with the statutes and other applicable laws, rules and regulations consented to receive notices and other documents (including corporate communication abovementioned) from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any such notice or document in such language only in accordance with these presents unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the statutes and other applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment.

150. Any notice or other document (including any corporate communication referred to in Article 149) given or issued by or on behalf of the Company:

150.1 if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Company Secretary (or other officer of the Company or such other person appointed by the Directors) that the notice or document was so served or delivered shall be conclusive evidence thereof;

150.2 if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is posted, and in proving such service or deliver, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into the post. A certificate in writing signed by the Company Secretary (or such other officer of the Company or such other person appointed by the Directors) that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into the post shall be conclusive evidence thereof;

150.3 if sent or transmitted as an electronic communication in accordance with Article 149.4 or through such means in accordance with Article 149.6, shall be deemed to have been served or delivered at the time of the relevant despatch or transmission. A notice or document published in the Company's computer network in accordance with Article 149.5, shall be deemed to have been served or delivered on the day following that on which a notice of publication is sent to the entitled person. In proving service pursuant to Article 150.3, a certificate in writing signed by the Company Secretary (or such other officer of the Company or such other person appointed by the Directors) as to the fact that time of such service, delivery, despatch, transmission or publication shall be conclusive evidence provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness or the notice or document being served; and

150.4 if served by advertisement in newspaper in accordance with Article 149.3, shall be deemed to have been served on the day on which such notice or document is first published.

152. 152.1 Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice duly given to the person from whom the first-mentioned person derives his title to such share before the name and address of the first-mentioned person is entered on the Register.

152.2 A notice or document may be given by or on behalf of the Company to the person(s) entitled to a share in consequence of death, mental disorder or bankruptcy of a member in such manner as provided in Article 149 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(g) Article 153

By deleting the words "written or printed" and substituting therefor the words "written, printed or made electronically".

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 26th April, 2002

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at Room 3908, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

此乃要件　請即處理

閣下如對本通函任何部份或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之華潤創業有限公司股份全部**售出**，應立即將本通函及隨附之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

華潤創業有限公司

(根據公司條例在香港註冊成立)

購回及發行股份之一般授權

及

修訂現行公司章程之建議

華潤創業有限公司(「本公司」)謹訂於二零零二年六月七日(星期五)下午三時十分，假座香港灣仔港灣道26號華潤大廈50樓舉行股東特別大會(或緊接本公司於同日同地點下午三時舉行之股東週年大會結束或延遲舉行後盡快召開)，大會通告載於本文件第八至第十五頁。　閣下無論能否出席大會，均務請將隨附之代表委任表格按所印指示填妥，並盡快交回本公司之註冊辦事處，地址為香港灣仔港灣道26號華潤大廈3908室，惟最遲須於大會舉行時間四十八小時前交回。

香港，二零零二年四月二十六日

在本文件內，除文義另有所指外，下列詞語具有以下涵義：

「公司章程」	指	本公司現行公司章程
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	華潤創業有限公司，根據公司條例於香港註冊成立之有限公司
「董事」	指	本公司董事
「股東特別大會」	指	本公司將於二零零二年六月七日(星期五)下午三時十分舉行之股東特別大會(或緊接本公司於同日同地點下午三時舉行之股東週年大會結束或延遲舉行後盡快召開)，大會通告載於本文件第八至第十五頁
「最後實際可行日期」	指	二零零二年四月十九日，即本文件付印前之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「有關期間」	指	股東特別大會通告第1項普通決議案所指之期間
「購回建議」	指	向董事授出一般授權以行使本公司權力於購回決議案所載之期間購回本公司於購回決議案通過當日之已發行股本10%之股份之建議
「購回決議案」	指	股東特別大會通告第1項普通決議案所指建議中之普通決議案
「股份」	指	本公司股本中每股面值港幣1.00元之股份
「股份購回規則」	指	上市規則當中有關監管該等以聯交所作為第一上市地位的公司在聯交所購回本身證券的規則
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「元」及「仙」	分別指	香港法定貨幣港元及港仙

華潤創業有限公司

(根據公司條例在香港註冊成立)

董事：
執行董事：
寧高寧(主席)
宋　林(副主席兼董事總經理)
陳樹林(副董事總經理)
喬世波(副董事總經理)
閻　飈(副董事總經理)
姜智宏(副董事總經理)
劉百成
陳威武
王　群
鍾　義
鄺文謙

非執行董事：
蔣　偉
謝勝喜

獨立非執行董事：
陳普芬
黃大寧
盧雲龍

公司秘書：
李業華

註冊辦事處：
香港
灣仔
港灣道26號
華潤大廈
3908室

敬啟者：

購回及發行股份之一般授權
及
修訂現行公司章程之建議

購回股份之一般授權

本公司於二零零一年六月十九日在股東週年大會上向董事授出一般授權以行使本公司權力最多購回本公司於二零零一年六月十九日之已發行股本10%之股份。該項授權將於本公司

應屆股東週年大會結束時失效。董事擬尋求　閣下批准將於股東特別大會上提呈之購回決議案。本文件之附錄載有根據股份購回規則之規定須提供有關購回建議所需資料之說明文件。

發行股份之一般授權

股東特別大會上將會提呈兩項普通決議案，分別向董事授出一般授權以配發、發行及處理不超過本公司於該項決議案通過當日已發行股本20%的股份；並在此項授予董事之一般授權當中，加入繼有關最多購回本公司於購回決議案通過當日之已發行股本10%之股份的一般授權得以授出後，相當於本公司所購回之股份面值總額之任何股份。

修訂現行公司章程

上市規則及公司條例近日作出了修訂，容許上市發行人在證券持有人事先批准之前提下，僅以英文或中文其中一種語文，以電子方式或其他方式，寄發或以其他方式提供若干公司通訊予證券持有人，惟須獲適用法例及規例以及上市發行人本身的組織章程文件所容許。此外，上市規則亦已作出修訂，容許上市發行人發出財務摘要報告(按公司條例之定義)代替完整的年報，惟上市發行人必須確保此乃符合股東之意願，並遵守其本身之司法權區的有關法律規定及其本身公司組織章程大綱及細則之規定。

本公司現時之公司章程並不容許本公司以電子方式寄發通告、文件或其他公司通訊，亦不容許發出財務摘要報告代替完整的年報。此外，本公司之公司章程現時並不容許受委代表在舉手表決時作出表決。

故此，董事建議股東在股東特別大會上批准特別決議案，以修訂本公司現行公司章程之有關條文。此項特別決議案倘獲通過，本公司將可在其認為適當之情況並遵照上市規則之規定之前提下，給證券持有人選擇以電子方式收取公司通訊，及收取財務摘要報告代替完整的年報。此外，受委代表將可在舉手表決時作出表決。

股東特別大會

本文件第八至第十五頁載有股東特別大會通告，會上將會提呈：

— 一項普通決議案，建議向董事授出一般授權以行使本公司所有權力在聯交所最多購回本公司於購回決議案通過當日已發行股本10%之股份；

— 一項普通決議案，建議向董事授出一般授權以配發、發行及處理總面值不超過本公司於該項決議案通過當日已發行股本面值總額20%的股份；

— 一項普通決議案，建議在購回股份一般授權得以授出後，把根據購回建議購回之股份數目，加入將會向董事授出的配發、發行及處理額外股份一般授權當中，以擴大該項授權。

— 一項特別決議案，建議修訂本公司之公司章程。

需要採取之行動

本文件隨附一份對股東特別大會適用之代表委任表格。 閣下無論能否出席股東特別大會，均務請將代表委任表格填妥並交回本公司之註冊辦事處，地址為香港灣仔港灣道26號華潤大廈3908室，惟最遲須於股東特別大會舉行時間四十八小時前交回。股東填妥並交回代表委任表格後，仍可按本身之意願親身出席股東特別大會並於會上投票。

推薦意見

董事相信，購回授權、授予董事之發行新股一般授權及建議中之修訂現行公司章程事宜，全皆符合本公司及其股東之最佳利益。故此，董事建議所有股東投票贊成股東特別大會通告所載之決議案。

此致

諸位股東 台照

主席
寧高寧
謹啟

香港，二零零二年四月二十六日

本附錄為說明文件，乃遵照股份購回規則而發出，旨在向　閣下提供所需資料，以供閣下考慮有關批准本公司最多購回在購回決議案通過當日本公司已發行股本10%的股份之建議。

本附錄亦構成公司條例第49BA(3)(b)條所規定之備忘錄。

1. 股本

於最後實際可行日期，本公司之已發行股本為2,072,650,215股股份。

倘購回決議案獲通過，而在股東特別大會舉行前並無再發行或購回股份，本公司根據購回建議將獲准於有關期間購回最多207,265,021股股份，佔本公司於最後實際可行日期之已發行股本不超逾10%。

2. 購回之理由

董事會相信，購回建議乃符合本公司及其股東之最佳利益。視乎當時市場情況及資金安排而定，該項購回可提高本公司每股股份之資產淨值及／或盈利，並僅於董事會認為該項購回將有利於本公司及其股東時方會進行。

3. 用以購回之資金

本公司在購回股份時，僅可運用根據本公司之公司組織章程大綱及細則與公司條例可供合法作此用途之資金。公司條例規定，於購回股份時而償還之股本必須在公司條例准許下由本公司可供分派之溢利及／或用以購回股份而發行新股所得之款額支付。

倘在建議之購回期間內任何時間須全面根據購回建議行使權力購回股份，則可能會對本公司之營運資金或資本負債比率之狀況有不利影響(相對截至二零零一年十二月三十一日止年度年報內所載經審核賬目所披露之狀況而言)，然而，董事不擬根據購回建議行使權力購回股份以致董事會認為本公司宜不時具備之營運資金或資本負債比率因此而受到重大不利影響。

4. 股份價格

在最後實際可行日期前十二個月，股份在聯交所買賣之每月最高及最低成交價如下：

	股份 最高價 港幣元	 最低價 港幣元
二零零一年四月	11.75	9.45
二零零一年五月	13.05	11.50
二零零一年六月	13.50	11.90
二零零一年七月	13.30	10.95
二零零一年八月	12.20	9.00
二零零一年九月	9.25	5.75
二零零一年十月	7.95	6.50
二零零一年十一月	8.80	7.05
二零零一年十二月	7.95	7.00
二零零二年一月	8.00	7.05
二零零二年二月	7.55	6.90
二零零二年三月	7.85	7.10

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力購回股份時，只要有關規則及法例適用，彼等將根據購回決議案及按照上市規則及香港適用法例進行。

目前並無任何董事或(據彼等於作出一切合理查詢後所知)彼等之聯繫人有意於本公司股東批准購回建議後根據購回建議出售任何股份予本公司或其附屬公司。

本公司並無接獲關連人士(按上市規則之定義)通知，表示彼等現擬在本公司股東批准購回建議後出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. 公司收購及合併守則

倘按照購回建議行使權力購回股份時，股東在本公司之投票權所佔權益比例增加，則就公司收購及合併守則(「收購守則」)規則32而言，該項增加將作為一項收購處理。因此，一位股東或一致行動之多位股東會取得或聯合取得本公司之控制權，並須遵照收購守則規則26及32提出強制性收購建議。

於最後實際可行日期，按本公司根據香港證券(披露權益)條例第16(1)條而存置之登記冊所記錄，下列人士擁有本公司已發行股本10%或以上之權益：

名稱	所持股份數目	持股百分比
華潤(集團)有限公司(「華潤集團」)	1,153,776,475	55.67%
中國華潤總公司(「中國華潤」)(附註)	1,153,776,475	55.67%

附註：中國華潤為華潤集團之控股公司，因此，中國華潤被視為擁有本公司1,153,776,475股股份之權益。

倘董事根據購回建議全面行使權力購回股份，在現在持股情況保持不變下，中國華潤及華潤集團於本公司之應佔權益將分別增至本公司已發行股本約61.85%。

董事會並無獲悉任何根據購回建議進行之購回將會引致產生根據收購守則之任何後果。倘全面行使購回建議，公眾人士持有之股份數目亦不會少於25%。

7. 本公司購回股份

在最後實際可行日期前六個月，本公司並無在聯交所或其他地方購回任何股份。

華潤創業有限公司

(根據公司條例在香港註冊成立)

茲通告本公司謹訂於二零零二年六月七日(星期五)下午三時十分，假座香港灣仔港灣道26號華潤大廈50樓舉行股東特別大會(或緊接本公司於同日同地點下午三時舉行的股東週年大會結束或延遲舉行後盡快召開)，以考慮及酌情通過(不論有否作出修訂)下列將以普通決議案及特別決議案方式提呈的決議案：

普通決議案

1. **「動議：**

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事局於有關期間(定義見下文)內，按照所有適用法例及香港聯合交易所有限公司(「聯交所」)證券上市規則或任何其他證券交易所不時修訂之規定，行使本公司所有權力於聯交所或本公司之證券可能上市及經證券及期貨事務監察委員會及聯交所認為可作此用途之任何其他證券交易所，購回本公司股本中每股面值港幣1.00元之股份；

(b) 根據上文(a)段之批准，本公司董事局獲授權可購回之本公司股份面值總額不得超過於本決議案獲通過當日本公司之已發行股本面值總額之10%，而上述批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

2. **「動議：**

(a) 在下文(c)段之規限下及遵照公司條例第57B條，一般及無條件批准本公司董事局於有關期間(定義見下文)內行使本公司所有權力以配發、發行及處理本公司股本中每

股面值港幣1.00元之額外股份，以及作出或授出需要或可能需要行使該項權力之售股建議、協議及購股權（包括可兑換本公司股份之票據、認股權證及債券）；

(b) 上文(a)段所述之批准授權本公司董事局於有關期間（定義見下文）內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及期權（包括可兑換本公司股份之票據、認股權證及債券）；

(c) 本公司董事局依據上文(a)段所載批准而配發或有條件或無條件同意配發（不論是否依據期權或其他原因配發）及發行之股本面值總額（但不包括(i)配售新股（定義見下文）；(ii)依據任何當時經已採納可授予或發行本公司股份或購股權之購股權計劃或其他類似安排而發行股份；(iii)依據本公司任何認股權證或可轉換為本公司股份之證券之條款而行使認購權或換股權而發行股份；或(iv)依據本公司不時之公司組織章程細則就以股代息計劃發行股份）不得超過於本決議案通過當日本公司已發行股本面值總額之20%；上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「配售新股」乃指本公司董事局於所定期間內根據於某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之股份配售建議（惟本公司董事局有權就零碎股權或適用於本公司之香港以外任何地區之法律限制或責任或任何認可管制機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

3. 「**動議**待召開本大會之通告所載之第1及第2項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第1項決議案，授權購回本公司股本中之股份面值總額之數

額，以擴大根據召開本大會之通告所載之第2項決議案授予本公司董事局配發、發行及處理額外股份之一般授權，惟該購回股份之數額不得超過於上述決議案獲通過之日本公司之已發行股本面值總額之10%。」

特別決議案

4. **「動議**：本公司現行公司章程作出如下修訂：

(a) 第1條

(i) 緊隨「元」之定義後，加入如下條文：

「電子通訊」	指	透過任何媒介，電報及電傳消息，以任何電子傳送方式發送之通訊；
「有權利的人」	指	與載於公司條例之「有權利的人」定義相同；

(ii) 刪除「書面」及「書寫」定義的全文，改以下列定義取代：

「書面」或「書寫」	指	以書寫或印行或平版印刷或影印或列印或以任何其他能夠看見的表達文字方式，或(根據所有適用法例、規則及規例並在其容許的情況下)任何可代替書寫並能夠看見的替代方式(包括電子通訊)，或部分以一種能夠看見的方式而部分以另一種能夠看見的方式

(iii) 於緊隨載於細則第1條內有關「名冊」之定義後，加入如下條文：

「有關財務文件」	指	與載於公司條例之「有關財務文件」定義相同；

(iv) 於緊隨載於細則第1條內有關「印章」之定義後，加入如下條文：

「財務摘要報告」	指	與載於公司條例之「財務摘要報告」定義相同；
「法例」	指	中國人民共和國香港特別行政區現行法例，包括不時經修訂的法例；

(v) 加入如下條文，作為第1條最後一段：

凡指一份文件簽立，均包括親筆或以印章或(根據法例規定或所有適用法例、規則及規例並在其容許的範圍內)以電子簽署方式或以任何其他方式簽立。凡

指文件，均指(根據法例規定或所有適用法例、規則及規例並在其容許的範圍內)以能夠看見的方式存在的資料，不論是否有實質形體。

(b) 第65條

緊隨首句「親身」之後加上「或委任代表」；

(c) 第71條及第99條

緊隨「秘書」之前加上「公司」；

(d) 第129條

刪除第129條全文及其「秘書」標題，改以下列條文及標題代替：

公司秘書

129. 董事可不時通過決議案委任或罷免公司秘書。

(e) 第132條

刪除第132條全文，改以下列條文代替：

132. 132.1 董事會須不時遵照公司條例之規定，安排編製及於本公司股東週年大會呈報有關財務文件。

132.2 在不抵觸第132.3條的前提下，本公司須根據法律條文及其他適用法例、規則及規例，最遲於本公司之有關股東大會舉行日期前二十一天(或法律條文或其他適用法例、規則及規例容許的其他時間)，向本公司的每位股東及每位債權證持有人及每位根據法律條文及本文件有權收取本公司股東大會通告的人士，送交或寄發一份有關財務文件或一份以該財務報表為藍本編製而成的財務摘要報告。本條並不規定向本公司任何股份或債權證的一位以上聯名持有人或向無權收取本公司股東大會通告的股東或債權證持有人或本公司並不知悉其地址的任何股東或債權證持有人寄發此等文件，惟並無收取此等文件的本公司股東或債權證持有人，有權向辦事處免費索取該等文件。

132.3 任何有權利的人如根據法律條文及其他適用法例、規則及規例，同意進入本公司電腦網絡(於第149.5條有所陳述)瀏覽本公司有關財務文件及／或財務摘要報告，或根據法律條文、其他適用的法例、規則及規例的規定並在其容許的範圍之內，以任何其他方式(包括任何其他電子通訊方式)閱覽，以代替由本公司向其寄送該等文件或報告(按情況而定)，則本公司根據法律條文及其他適用法例、規則及規例的規定，於根據法律條文及其他適用法例、規則及規例規定的期間(該期間最遲由本公司舉行有關股東大會之前二十一天開始，直至該大會舉行當日)，或於法律條文及其他適用法例、規則及規例容許的其他時限或時間內，在上文所述的本公司電腦網絡內或以其他方式刊登或提供有關財務文件及／或財務摘要報告，即被視為本公司已向作出上述同意的人士寄發有關財務文件或財務摘要報告，履行了第132.2條所訂明的責任。

(f) 第148、149、150及152條：

刪除第148、149、150及152條全文，改以如下條文代替：

148. 本公司的各股東或債權證持有人及根據法律條文或本文件的規定有權收取本公司股東大會通告的人士，須向本公司登記一個在香港或其他地方的地址，供本公司寄發通告之用，如任何股東未有如此行事，則本公司會以下文所述任何方式，寄往最新記錄所載的營業地址或住址，或如無記錄，則本公司會把通告張貼於辦事處一天或刊登於本公司的網站，或以任何其他電子方式向該等股東發出通告。

149. 任何通告或文件(包括香港聯合交易所有限公司證券上市規則及上市規則當中當時有效的任何經修訂條文所界定的任何「公司通訊」)，不論是否根據法律條文、其他適用法例、規則及規例或本文件的規定發出或發行，可透過下列任何一種途徑，向本公司任何股東及任何債權證持有人及每位根據法律條文及本文件的規定有權收取本公司股東大會通告的人士送達或送交：

149.1 當面送達或送交；

149.2 以預付郵資之郵遞方式，在信封或封套上列明該位人士的登記地址寄予該人士；

149.3 根據法律條文、其他適用法例、規則及規例的規定並在其容許的範圍內，於董事認為適當的期間，在最少一份英文報章(以英文)及在最少一

份中文報章(以中文)(在各情況下，該等報章須為法律條文、其他適用法例、規則及規例就此而言所指定或容許的日報，並且在香港廣泛流通)刊登廣告；

149.4 根據法律條文及其他適用法例、規則及規例的規定並在其容許的範圍內，由本公司以電子通訊方式，把通告或文件寄送或傳送至該位人士給予本公司的任何電訊或傳真之號碼或電子號碼或電郵地址或電腦網絡或網站；

149.5 遵照法律條文、其他適用的法例、規則及規例，在本公司電腦網絡刊登及發送予該等人士，表明所提供的該等通告或其他文件乃根據法律條文、其他適用的法例、規則及規例的規定並在其容許的範圍之內(「刊登通知」)。刊登通知可按第149.1至149.4條或第149.6條所訂明的各種方式發送予該等人士；或

149.6 以郵寄方式或根據法律條文、其他適用的法例、規則及規例的規定並在其容許的範圍之內，以任何其他方式提供予該等人士。

在不抵觸任何法律條文、其他適用的法例、規則及規例的情況下，本公司可發出任何純英文版本、純中文版本或中英雙語版本的通告或其他文件(包括上述公司通訊在內)。任何人士凡根據法律條文、其他適用的法例、規則及規例而同意收取本公司發出的純英文版本或純中文版本(但並非中英雙語版本)的通告或其他文件(包括上述的公司通訊)，則本公司僅須根據本文件向該人士送達或送交該等文本的任何該等通告或其他文件，除非並直至該等人士就其根據法律條文、其他適用的法例、規則及規例而已作出或被視為作出的同意，向本公司提交撤銷或修正通知。此舉僅對提交該等撤銷或修正通知之後將行送達或送交予該等人士的任何通告或文件具有效力。

150. 由本公司或由他方代表本公司發出或發行的任何通告或其他文件(包括第149條所指的任何公司通訊)：

150.1 倘採用當面送達或送交方式，須被視為於當面送達或送交之時已送達或送交；在證明該等送達或送交時，由本公司秘書(或本公司其他行政人員或由董事委任的其他人士)簽署證明上述通告或文件已按上述方式送達或送交的證明書，即屬確切憑證；

150.2 倘採用郵遞送達或送交方式，須被視為於寄出載有上述通告或文件的信封或封套翌日已送達或送交；在證明該等送達或送交時，只須證明該等載有上述通告或文件的信封或封套已妥為預付郵資、載有正確地址並已投入郵箱即可。由本公司秘書(或本公司其他行政人員或由董事委任的其他人士)簽署證明該等載有上述通告或文件的信封或封套已按上述方式預付郵資、載有正確地址並已投入郵箱的證明書，即屬確切憑證；

150.3 倘根據第149.4條採用電子傳送方式寄發或傳送，或採用第149.6條訂明的該等方法，須被視為於作出有關寄發或傳送之時已送達或送交上述通告或文件。根據第149.5條在本公司電腦網絡公佈的通告或文件，須被視為於向有權利的人發出刊登通知翌日已送達或送交。在證明根據第150.3條作出的送達時，由本公司秘書(或本公司其他行政人員或由董事委任的其他人士)簽署證明作出該等送達、送交、寄發、傳送或公佈的時間等事實的證明書，即屬確切憑證(此乃假設寄件者並無收到任何通知表示電子通訊未能寄予收件者)；倘任何導致未能傳送的原因在寄件者控制範圍以外，則不得因此使通告或文件的送達或送交變為無效；及

150.4 倘根據細則第149.3條採用報章廣告方式送達，須被視為於該等通告或文件首度刊發當日已送達。

152. 152.1 任何人士倘由於法例的實施、轉讓或任何其他方法從而獲得任何股份權利，該等人士須受約束於其姓名及地址獲載入本公司股東名冊之前，已發出予該等人士就該等股份取得權利的人士的各項通告。

152.2 於股東身故、精神紊亂或破產時，可由本公司或代表本公司採用第149條所規定的該等方式，向有股份權利的人士發出通告或文件，如同股東並無身故、精神紊亂或破產，由本公司或代表本公司採用相同的方式發出上述通告或文件。

(g) 第153條：

刪去「書寫或印行」等字眼並以「書寫、印行或以電子方式作出」之字眼取代。

承董事局命
秘書
李業華

香港，二零零二年四月二十六日

附註：

1. 任何有權出席大會並於會上投票的股東，均有權委任一位或以上代表代其出席大會並於表決時代其投票。 閣下的代表毋須為本公司股東。

2. 代表委任表格連同任何授權書或其他已簽署的授權文件（如有）或有關文件的核證副本，必須於大會指定舉行時間四十八小時之前交往本公司註冊辦事處（地址：香港灣仔港灣道26號華潤大廈3908室），方為有效。